UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Explanatory Note

The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the nine and three month periods ended September 30, 2017 of the registrant’s Third Quarter Earnings Release Report furnished with this Form 6-K, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223). Except for the foregoing, no other document or portion of a document furnished with this Form 6-K is incorporated by reference in the above registration statements.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VEON LTD.
(Registrant)

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

Date: November 9, 2017

3

N O V E M B E R   9 ,    2 0 1 7

V E O N    R E P O R T S    S O L I D    T H I R D    Q U A R T E R    R E S U L T S    W I T H    R O B U S T

F R E E    C A S H    F L O W    G E N E R A T I O N    A N D    A N N O U N C E S    M A N D A T O R Y

T E N D E R    O F F E R    F O R    G T H

Q3 2017 KEY RESULTS

●	Total revenue increased 4.0% year-on-year, and 3.2% organically[1]
●

EBITDA increased 16.4% (USD 146 million) to USD 1,042 million, mainly driven by an exceptional income from a one-off adjustment to a vendor agreement; underlying EBITDA increased USD 31 million year-on-year, 3.5% organically[1], to USD 993 million

●	Solid revenue and underlying EBITDA[2] performance during the quarter was driven by Russia, Pakistan, Ukraine and Uzbekistan, partially offset by continued pressure in Algeria and Bangladesh
●	Underlying EBITDA margin of 40.4%, organically[1] stable year-on-year
●	Underlying equity free cash flow excluding licenses totalled USD 475 million in Q3 and USD 965 million year to date
●

Targets for 2017[3] confirmed: single digit organic revenue growth, flat to low single digit organic growth of underlying EBITDA margin and underlying equity free cash flow excluding licenses of USD 850-950 million

MAIN EVENTS

●	VEON submitted a mandatory tender offer in relation to Global Telecom Holding
●

Signed tower sale agreement in Pakistan for USD 940 million equivalent, representing a high single digit multiple of contributed annual EBITDA, with the parties aiming for completion before the end of 2017

●

In largest high-yield transaction of a European issuer since 2014, Wind Tre JV completed the full refinancing of its debt, which is expected to generate approximately EUR 270 million of annual interest savings, incremental to previously announced opex and capex synergies of EUR 700 million per annum. The refinancing will also bring significant improvements to the maturity profile

●	Telenor completed the third sell-down of its equity stake in VEON, increasing the free float to 29.2%[4]
●	Liberalization of currency exchange regime in Uzbekistan
●	Agreement to sell the Laos operations
●	VEON personal internet platform commercially launched in five markets
●

Trond Westlie succeeds Andrew Davies as Group Chief Financial Officer with effect from today. Joshua Drew (Group Chief Compliance Officer) and Jacky Simmonds (Group Chief People Officer) also appointed to the senior management team

Amsterdam (9 November 2017) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) a leading global provider of connectivity and internet services headquartered in Amsterdam and serving over 235 million customers, today announces financial and operating results for the quarter ended 30 September 2017.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VEON reported another solid performance in the third quarter with further growth in revenue and EBITDA, driven in particular by strong results in Russia, Pakistan and Ukraine, and also delivered on a number of our strategic imperatives. The solid operating performance and ongoing strategic execution have helped to grow further the underlying equity free cash flow, which reached USD 965 million for the first nine months of the year. This underscores the success of the performance transformation program which we launched in August 2015, where we committed to generate at least USD 750 million of annualized cash flow improvements by the end of 2018 and further underpins the sustainable and progressive dividend policy that we announced in February of this year. In addition, we can confirm our full year 2017 guidance, which we recently updated in conjunction with the Uzbek som liberalization.

Across the Group, we remain focused on implementing our strategy to revitalize and reinvent our business. Yesterday, we submitted a mandatory tender offer in relation to GTH, while during the quarter we also announced the value accretive sale of our Pakistan tower business. Wind Tre, our joint venture in Italy, has completed the full refinancing of its debt, optimizing its capital structure, reducing annualized interest costs and improving maturities. This transaction was the largest high yield transaction of a European issuer since 2014. These refinancing benefits are incremental to the opex and capex synergies announced with the merger and will help to further accelerate cash flow generation and deleveraging. Finally, we have now commercially launched the VEON personal internet platform in five of our markets.”

1)

Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations

2)

Underlying EBITDA excludes exceptional items in Q3 2016 consisting of performance transformation costs of USD 66 million and exceptional items in Q3 2017 consists of a net benefit of USD 49 million, resulting from exceptional income of USD 106 million from a one-off adjustment to a vendor agreement, offset by costs of USD 57 million related to the performance transformation costs and other legal costs. See Attachment C for reconciliations

3)

FY 2017 targets after Uzbekistan currency regime adjustment are based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Underlying equity free cash flow excluding licenses is calculated at the target rates for 2017. See Attachment C for reconciliations

4)

Telenor has indicated that the third transaction will be the final divestment of Telenor’s VEON ADSs, as Telenor expects to use the balance of its remaining ADSs to exchange and/or redeem the exchangeable bond

Q3 2017 2

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million		3Q17	3Q16	Reported YoY		Organic YoY [1]
Total revenue, of which		2,456	2,361	4.0%		3.2%
mobile and fixed service revenue		2,358	2,276	3.6%		3.0%
of which mobile data revenue		482	379	27.0%		26.6%
EBITDA		1,042	896	16.4%		16.7%
EBITDA underlying [2]		993	962	3.2%		3.5%
EBITDA margin underlying [2] (EBITDA underlying/total revenue)		40.4%	40.7%	(0.3p.p.)		0.1p.p.
Profit from continued operations		151	72	109.7%
Profit from discontinued operations		-	421	n.m
Profit for the period attributable to VEON shareholders		125	445	(71.9%)
Underlying equity free cash flow excl. licenses [3]		475	489	(2.9%)
Capital expenditures excl. licenses		398	382	4.1%
LTM capex excl. licenses/revenue		18.4%	16.7%	1.7p.p.
Net debt		8,672	6,832	26.9%
Net debt/LTM EBITDA underlying[4]		2.3	1.8
Total mobile customer (millions, excluding Italy)		211	206	2.3%
Total fixed-line broadband customers (millions)		3.5	3.4	4.7%

USD million	9M17	9M16 pro-forma Warid[4]	9M16 reported	Reported YoY		Organic YoY [1]
Total revenue, of which	7,154	6,685	6,531	9.5%		2.1%
mobile and fixed service revenue	6,891	6,456	6,309	9.2%		2.0%
of which mobile data revenue	1,383	1,026	1,014	36.4%		28.3%
EBITDA	2,834	2,485	2,449	15.7%		10.5%
EBITDA underlying [2]	2,861	2,708	2,672	7.1%		2.3%
EBITDA margin underlying [2] (EBITDA underlying/total revenue)	40.0%	40.5%	40.9%	(0.9p.p.	)	0.1p.p.
Profit/(loss) from continued operations	(118)	36	70	n.m
Profit from discontinued operations	-	804	804	n.m
Profit/(loss) for the period attributable to VEON shareholders	(158)	737	771	n.m
Underlying equity free cash flow excl. licenses [3]	965	900	900	7.2%
Capital expenditures excl. licenses	994	869	869	14.4%
LTM capex excl. licenses/revenue	18.4%	16.7%	16.8%	1.7p.p

1)

Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment C for reconciliations

2)

Underlying EBITDA excludes exceptional items in Q3 2016 consisting of transformation costs of USD 66 million and exceptional items in Q3 2017 consisting of a net benefit of USD 49 million, resulting from exceptional income of USD 106 million from a one-off adjustment to a vendor agreement, offset by costs of USD 57 million related to the performance transformation programme and other legal costs. See Attachment C for reconciliations

3)

Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities (excluding capex for licenses and withholding tax related to Pakistan spectrum of USD 29.5 million), excluding M&A transactions, transformation costs and other one-off items

4)

Pro-forma assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, this also applies for the calculation of LTM EBITDA underlying for the net leverage ratio at Q3 2016

Q3 2017 3

CONTENTS
MAIN EVENTS	5
GROUP PERFORMANCE	8
COUNTRY PERFORMANCE	12
CONFERENCE CALL INFORMATION	20
ATTACHMENTS	23

PRESENTATION OF FINANCIAL RESULTS

VEON’s results presented in this earnings release are based on IFRS and have not been audited. “EBITDA” or “reported EBITDA” presented in this document is called “Adjusted EBITDA” in the Management’s Discussion and Analysis of financial condition and results of operations (MD&A) section.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to the comparable IFRS measures in Attachment C.

As at 7 November 2016, VEON Ltd. owns a 50% share of the Wind Tre Joint Venture (with CK Hutchison owning the other 50%) and we account for this joint venture using the equity method as we do not have control. All information related to the Wind Tre Joint Venture is the sole responsibility of the Wind Tre Joint Venture’s management, and no information contained herein, including, but not limited to, the Wind Tre Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. VEON Ltd. is not making, and has not made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to any Wind Tre Joint Venture information included in this report. For further information on the Wind Tre Joint Venture and its accounting treatment, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Wind Tre Joint Venture” “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Wind Tre Joint Venture” and Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2016.

All comparisons are on a year-on-year basis unless otherwise stated.

IFRS 15 ‘Revenue from contracts with customers’ — The Group is in the final stages of assessing the impact of IFRS 15. Based on the analysis performed thus far, the Company expects an immaterial impact on revenue recognition, due to currently existing product offering (i.e. prevailing pre-paid service offering). The Company expects that the annual impact stemming from capitalization of costs incurred in acquiring contracts with customers upon adoption in 2018 will also be immaterial for the Group’s operating results.

IFRS 9 ‘Financial instruments’ — The Group is in the process of assessing the impact of IFRS 9, which may be material to the consolidated income statement and consolidated financial position of the Company, upon adoption in 2018.

Q3 2017 4

MAIN EVENTS

VEON SUBMITTED A MANDATORY TENDER OFFER IN RELATION TO GLOBAL TELECOM HOLDING (“GTH”)

On 8 November 2017, VEON submitted an application to the Egyptian Financial Supervisory Authority (“EFSA”) to approve a mandatory tender offer (“MTO”) by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing 42.31% of GTH’s total shares). The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities.

The proposed offer price under the MTO is EGP 7.90 per share, which is the same price as the most recent GTH share buy-back in February 2017. The current six-month volume-weighted average trading price of GTH’s shares is EGP 6.63 and the current six-month simple average trading price of GTH´s shares is EGP 6.61.

The MTO is subject to EFSA approval. As the EFSA approval process is still pending, VEON is unable to comment further on this matter.

SIGNED AGREEMENT FOR TOWER SALE IN PAKISTAN FOR USD 940 MILLION EQUIVALENT, CLOSING EXPECTED BY THE END OF 2017

VEON and GTH announced on 30 August 2017 that their subsidiary in Pakistan, Jazz, signed an agreement for the sale of its tower business for approximately USD 940 million, subject to adjustments.

Jazz will be selling its wholly-owned tower company, Deodar, with a portfolio of approximately 13,000 telecommunication towers, to Tanzanite Tower (Private) Limited (“Tanzanite”), a tower operating company owned by edotco Group Sdn. Bhd. (“edotco”) and Dawood Hercules Corporation (“Dawood”).

The transaction will be on a cash and debt-free basis, with total consideration of PKR 98,700 million (USD 940 million)1,2. The enterprise value represents a high single digit multiple of contributed annual EBITDA. At completion of the sale, Deodar will enter into a master services agreement (“MSA”) with Jazz, whereby it will continue to provide tower services to Jazz. The initial term of this MSA is twelve years and is renewable at Jazz’s discretion for three consecutive periods of five years each. As result of this, and from the completion of the transaction onwards, the company expects an annualized dilution of the Group’s EBITDA margin of approximately 1.33 percentage points.

Proceeds from the transaction will be utilized for Jazz’s funding of recently awarded spectrum and the repayment of a proportion of Jazz’s outstanding debt. The remaining amount will be distributed to Jazz’s shareholders by the end of 2018 and GTH will use these funds to repay outstanding debt.

PKR 69,930 million (USD 666 million)1 of the PKR 79,800 million (USD 760 million)1 cash consideration is expected to be received at closing, while the remainder will be paid within 12 months thereafter. The positive impact of this transaction on the net leverage ratio for the Group is expected to be approximately 0.1x on a pro-forma basis

As a result of the terms of the Warid earn-out agreement, following the completion of the transaction, GTH’s stake in Jazz will be approximately 83%. Completion of the transaction is subject to the satisfaction or waiver of certain conditions, including receipt of customary regulatory approvals, with the parties aiming for completion before the end of 2017.

WIND TRE COMPLETED THE FULL REFINANCING OF ITS DEBT, WHICH IS EXPECTED TO GENERATE APPROXIMATELY EUR 270 MILLION OF ANNUAL INTEREST SAVINGS TOGETHER WITH SIGNIFICANT IMPROVEMENTS TO THE MATURITY PROFILE

Wind Tre S.p.A. (“Wind Tre”) successfully completed the refinancing of its external debt through a combination of (i) EUR 2.250 billion Senior Secured Floating Rate Notes due 2024, (ii) EUR 1.625 billion 2.625% Senior Secured Notes due 2023, (iii) EUR 1.750 billion 3.125% Senior Secured Notes due 2025 and (iv) USD 2.0 billion 5.0% Senior Secured Notes due 2026 (collectively, the “Notes”). Proceeds from the offering, along with proceeds under a new EUR 3.4 billion senior facilities agreement dated October 24, 2017 (consisting of a EUR 3.0 billion amortizing term loan and a EUR 400 million revolving credit facility) were used to: (i) repay outstanding amounts under the existing senior facilities agreement, (ii) repay loans with Wind Tre’s subsidiary, Wind Acquisition Finance S.A. (“WAF”), which will use the funds to repay all of WAF’s existing senior secured notes and senior notes (the “Existing Notes”) and (iii) fund costs, fees and expenses, including call premia relating to the foregoing.

1)	Assumed exchange rate of PKR/USD: 105
2)	PKR 18,900 million (USD 180 million) being in the form of a vendor loan note, payable to Jazz at or before three years from closing
3)	Calculated from VEON Q3 2017 LTM results

Q3 2017 5

The refinancing marks a major milestone for Wind Tre and achieves a refinancing of all of its senior and junior secured third party debt with an optimized capital structure, reduced annualized interest costs and extended maturities. Annual gross interest savings from the refinancing are estimated to be around EUR 270 million and result in an average cost of debt of 2.7% following the refinancing compared to a 5.5% average cost of debt at the end of Q3 20171. These savings are incremental to previously announced opex and capex synergies of EUR 700 million per annum.

TELENOR COMPLETED THIRD SELL DOWN OF ITS EQUITY STAKE IN VEON INCREASING THE FREE FLOAT TO 29.2%

VEON’s free float increased further to 29.2% during the quarter after Telenor East Holding II AS (“Telenor”) sold 90,000,000 common shares in the form of American Depositary Shares (“ADSs”) listed on the NASDAQ Global Select Market and common shares (“common shares”) listed on Euronext Amsterdam at a public offering price of USD 4.15 per ADS or common share. The transaction settled on 25 September 2017.

VEON did not receive any proceeds from the sale of the shares by Telenor and Telenor’s sale of the shares did not result in any dilution of the company’s issued and outstanding shares. Telenor has indicated that the transaction was the final divestment of Telenor’s VEON ADSs, as Telenor expects to use the balance of its remaining ADSs to exchange and/or redeem its outstanding 3 year exchangeable bond issued in September 2016, at which point in time the free float can move up to 43.8%.

LIBERALIZATION OF CURRENCY EXCHANGE RULES IN UZBEKISTAN

On 15 September 2017, VEON noted the announcements from the government of Uzbekistan, liberalizing the currency exchange rules and resetting the official exchange rate at 8,100 Uzbek som per U.S. dollar, which represented nearly a halving of the value of the Uzbek som to the U.S. dollar.

The Uzbek som denominated cash balances and deposits held by Unitel, VEON’s Uzbek subsidiary, are now valued at approximately USD 372 million. Due to this significant amount of accumulated cash, Unitel has not been able to take advantage of the currency liberalization yet, but discussions are progressing with the Uzbek authorities on terms and conditions of converting the accumulated cash in the country into U.S. dollars.

The new official exchange rate will directly impact the reported results for the VEON group for two reasons. Firstly, the Uzbek som results of Unitel will now be translated into U.S. dollars at a higher exchange rate. Secondly, Unitel and all other telecommunications operators will experience an erosion of EBITDA resulting from the fixing of tariffs from U.S. dollars to Uzbek som at the prior official exchange rate. As a result, VEON expects annualized decreases in revenues of USD 300-350 million and in underlying EBITDA of USD 175-225 million. Based on 20162 total annual revenues of approximately USD 9 billion and underlying EBITDA of approximately USD 3.6 billion, the impact represents approximately 3.5% of revenues and approximately 5.5% of underlying EBITDA. The Group’s net debt/underlying EBITDA ratio immediately increased by 0.1x, which was in line with our previously communicated expectations, while net assets decreased by approximately USD 430 million3 compared to the previously communicated expectation of a decrease of USD 485 million, the difference being mainly attributable to foreign exchange assumptions.

AGREEMENT TO SELL THE LAOS OPERATIONS

VEON announced on 27 October 2017 that its wholly owned subsidiary, VimpelCom Holding Laos B.V., has entered into an agreement to sell its 78% stake in VimpelCom Lao Co. Ltd (“VimpelCom Lao”) to the Government of the Lao People’s Democratic Republic (“Government of the Lao PDR”) for gross proceeds of USD 22 million. Following the sale, the Government of the Lao PDR will own 100% of the share capital of VimpelCom Laos.

The sale of VEON’s operations in the Lao PDR is consistent with the Group’s strategy to dispose of non-core assets. As at 30 June 2017, VimpelCom Lao had 289,000 customers.

Transfer of ownership of VimpelCom Lao to the Government of the Lao PDR is subject to the satisfaction of certain conditions, including receipt of necessary corporate and regulatory approvals. The net proceeds will be close to zero because the VimpelCom Lao entity has an outstanding loan and other receivables owing to VEON group entities, all of which will be discharged as part of the sale. The transaction is expected to close in Q1 2018.

1)	Expected annualized interest savings of EUR 270 million assumes stable gross debt
2)	2016 results including pro-forma 12 months Warid
3)	Of which USD 420 million have been recognised in currency translation reserve and USD 16 million (before tax) is recognised in net foreign exchange/(loss) gain and others in VEON’s income statement

Q3 2017 6

TROND WESTLIE SUCCEEDS ANDREW DAVIES AS GROUP CHIEF FINANCIAL OFFICER WITH EFFECT FROM TODAY. JOSH DREW (GROUP CHIEF COMPLIANCE OFFICER) AND JACKY SIMMONDS (GROUP CHIEF PEOPLE OFFICER) ALSO APPOINTED TO THE SENIOR MANAGEMENT TEAM

VEON announced that Trond Westlie will join VEON as Group Chief Financial Officer. Andrew Davies will remain an active member of the senior management team until the end of 2017 and will continue to be board member of Wind Tre. Trond Westlie joined VEON following the end of the quarter on 2 October 2017 and assumes his duties as Chief Financial Officer with effect from today. Trond is a highly experienced financial executive having been Chief Financial Officer of AP Moller-Maersk from 2010 to 2016 and Chief Financial Officer of Telenor from 2005 to 2009. He previously served as a member of the VEON Supervisory Board and was Chairman of its Audit Committee between July 2014 and August 2016.

Joshua Drew was appointed as Group Chief Compliance Officer on 5 October 2017. Josh joined VEON in July 2016 as Associate General Counsel and worked at Hewlett-Packard as Associate General Counsel prior to this.

Finally, VEON announced the appointment of Jacky Simmonds as Group Chief People Officer effective from 1 January 2018. Jacky is currently Group People Director at easyJet Plc.

All three executives will be members of VEON’s senior management team and will report directly to Jean-Yves Charlier, Chief Executive Officer.

Q3 2017 7

GROUP PERFORMANCE – Q3 2017

●	Total revenue increased 4.0% year-on-year with organic growth of 3.2% year-on-year
●

EBITDA increased 16.4%, including net exceptional income of USD 49 million resulting from a USD 106 million one-off adjustment to a vendor agreement, partially offset by USD 57 million performance transformation costs and other legal costs

●	Underlying EBITDA increased USD 31 million, and 3.5% organically year-on-year, to USD 993 million, leading to an underlying EBITDA margin of 40.4%, organically stable year-on-year
●	Underlying equity free cash flow excluding licenses totalled USD 475 million in Q3 and USD 965 million for the first nine months of 2017

FINANCIALS BY COUNTRY

USD million	3Q17	3Q16	Reported YoY	Organic YoY	9M17	9M16 pro-forma Warid	9M16 reported	Reported YoY	Organic YoY
Total revenue	2,456	2,361	4.0%	3.2%	7,154	6,685	6,531	9.5%	2.1%

Russia	1,229	1,090	12.7%	2.9%	3,523	2,984	2,984	18.1%	1.3%
Pakistan	391	368	6.2%	6.9%	1,146	1,080	926	23.8%	6.4%
Algeria	238	265	(9.9%)	(9.8%)	701	794	794	(11.6%)	(11.1%)
Bangladesh	144	157	(7.9%)	(4.6%)	443	469	469	(5.5%)	(2.9%)
Ukraine	166	155	7.8%	10.0%	463	436	436	6.2%	10.5%
Uzbekistan	130	169	(22.9%)	24.4%	436	498	498	(12.5%)	18.3%
HQ	-				-	-
Other and eliminations	158	157	0.6%		442	424	424	10.0%

Service revenue	2,359	2,276	3.6%	3.0%	6,891	6,456	6,309	9.2%	2.0%

Russia	1,174	1,056	11.2%	1.5%	3,376	2,883	2,883	17.1%	0.5%
Pakistan	363	345	5.2%	5.9%	1,068	1,018	871	22.6%	5.2%
Algeria	233	263	(11.5%)	(11.3%)	689	787	787	(12.5%)	(11.9%)
Bangladesh	140	153	(8.9%)	(5.6%)	431	458	458	(6.1%)	(3.6%)
Ukraine	166	154	7.6%	9.8%	461	434	434	6.3%	10.6%
Uzbekistan	130	169	(23.0%)	24.3%	435	498	498	(12.6%)	18.2%
HQ
Other and eliminations	153	136	12.5%		431	378	378	14.5%

EBITDA	1,042	896	16.4%	16.7%	2,834	2,485	2,449	15.7%	10.5%

Russia	479	413	15.7%	5.7%	1,359	1,155	1,155	17.6%	1.1%
Pakistan	209	147	41.8%	42.8%	530	413	378	40.3%	28.6%
Algeria	115	136	(14.8%)	(14.6%)	334	422	422	(20.8%)	(20.3%)
Bangladesh	56	73	(23.8%)	(21.1%)	186	212	212	(12.3%)	(10.0%)
Ukraine	90	86	6.0%	8.2%	254	237	237	7.4%	11.8%
Uzbekistan	66	96	(30.9%)	10.3%	228	290	290	(21.4%)	5.7%
HQ	(30)	(95)	(68.9%)		(200)	(329)	(332)	(39.3%)
Other and eliminations	57	40	39.5%		143	84	87	189.5%

EBITDA margin	42.4%	37.9%	4.5 p.p.		39.6%	37.2%	37.5%	(2.1 p.p.)

EBITDA underlying	993	962	3.2%	3.5%	2,861	2,708	2,672	7.1%	2.3%

Russia	478	419	14.0%	4.1%	1,361	1,164	1,164	16.9%	0.5%
Pakistan	215	154	39.5%	40.4%	548	440	403	36.0%	25.4%
Algeria	116	148	(21.9%)	(21.8%)	335	435	435	(23.0%)	(22.6%)
Bangladesh	57	73	(22.1%)	(19.3%)	187	222	222	(15.9%)	(13.7%)
Ukraine	91	86	6.2%	8.5%	256	236	236	8.3%	12.7%
Uzbekistan	67	96	(30.9%)	10.3%	230	287	287	(20.6%)	6.9%
HQ	(91)	(57)	(60.3%)		(221)	(204)	(204)	(8.3%)
Other and eliminations	60	43	45.3%		165	128	128	22.4%

EBITDA margin underlying	40.4%	40.7%	(0.3 p.p)		40.0%	40.5%	40.9%	(0.9 p.p.)

Group revenue for Q3 2017 increased 4.0% year-on-year to USD 2.5 billion, while organic growth was 3.2%, driven by strong revenue growth in Russia, Pakistan, Ukraine and Uzbekistan, with continued pressure in Algeria and Bangladesh.

Q3 2017 8

Mobile data revenue continued to show strong organic growth at 26.6% during the quarter, with total mobile customers increasing 2.3% to 211 million at the end of Q3 2017, primarily driven by Russia, Pakistan, Bangladesh and Ukraine. The Group continues to see strong uptake in its fixed-mobile convergence (“FMC”) proposition, which reached more than one million customers in Q3 2017.

Reported EBITDA increased 16.4% to USD 1,042 million, which included USD 49 million of exceptional income driven by a USD 106 million one-off adjustment to a vendor agreement partially offset by USD 57 million of costs from the Group-wide performance transformation program and other costs. Underlying EBITDA increased 3.5% organically year-on-year to USD 993 million, leading to an underlying EBITDA margin of 40.4%, organically stable year-on-year. The reconciliation table for reported EBITDA and underlying EBITDA is set forth in Attachment C.

For the discussion of each country’s individual performances below, all trends are expressed in local currency.

In Russia, total revenue in Q3 2017 increased 2.9%, driven by an increase in mobile revenue, partially offset by a decrease in fixed-line service revenue. Mobile data revenue continued to grow strongly increasing by 13.8%. Reported EBITDA increased by 5.7%, while underlying EBITDA increased by 4.1%, adjusted for exceptional costs in Q3 2016 and Q3 2017 related to the performance transformation program.

In Pakistan, VEON acquired Warid in 2016, strengthening its leading position in the market. As a result, Warid’s financial results have been consolidated into VEON´s financial statements with effect from 1 July 2016, which means that this is the first quarter in which the Pakistan financials are fully comparable year-on-year. Total revenue grew by 6.9%, mainly due to growth in data and financial services revenues. Data revenue grew by 38.9%, driven by an increase in data customers through higher bundle engagement and continued 3G network expansion. Reported EBITDA margin increased to 53.3% (+13.4 percentage points year-on-year), benefitting from revenue growth, opex synergies and a positive impact of PKR 3.5 billion from the release of historic SIM tax accruals. Underlying EBITDA margin, excluding the negative impact of PKR 0.7 billion for performance transformation and integration costs, was 55.1% in Q3 2017, improving by 13.1 percentage points year-on-year while the underlying EBITDA margin, excluding the above-mentioned release of historic SIM tax accruals, would have been 47.3%.

In Algeria, total revenue decreased 9.8% with service revenue decreasing 11.3% as Djezzy continues to operate in a challenging environment with high inflation, increased VAT and taxes on recharges following the new Finance Law enacted on 1 January 2017, and intense competition on data pricing. Price competition, on both voice and data, caused continued reduction in ARPU and a year-on-year increase in churn. Data revenue growth was 55.0%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out and the simplified data-centric pricing architecture. Underlying EBITDA, adjusted for exceptional costs related to the performance transformation program in Q3 2017, decreased by 21.8%, mainly due to the decline in revenue.

In Bangladesh, total revenue decreased by 4.6%, driven by a 5.6% decline in service revenue. The decline in service revenue was partially due to the spectrum disadvantage and resulting gap in 3G network coverage versus the market leader, along with adverse weather conditions during the quarter. In addition, the market is still characterized by intense price competition which more than offset the continued increase in data revenue of 28.0%. The company’s underlying EBITDA decreased by 19.3%, mainly due to the declining revenue trend, customer acquisition activity and technical expenses during the quarter.

In Ukraine, total revenue increased by 10.0% with mobile service revenue growing by 10.2%, driven by successful commercial activities and continued strong growth of mobile data revenue which grew by 70.4%. The growth of mobile data revenue was driven by an increase in data customers, successful marketing activities and increased penetration of data-centric tariffs. Underlying EBITDA, adjusted for performance transformation costs in Q3 2017, grew by 8.5%.

Uzbekistan continued to report strong revenue growth, despite the liberalization of the Uzbek som on 4 September 2017. As a result of this liberalisation, the company´s tariffs, which had previously been pegged to the U.S. dollar, were fixed in Uzbek soms at the FX rate of UZS 4,210 to the U.S. dollar. Total revenue increased 24.4% and mobile service revenue increased 24.3%, supported by successful marketing activities, increased revenues from interconnect services, value added services and mobile data revenue growth of 31.0%. Underlying EBITDA increased 10.3%, driven by

Q3 2017 9

increased revenue, partially offset by higher interconnect costs as a result of both higher off-net usage and a negative currency effect, together with increases in customer costs, content costs, frequency fees and structural opex.

The HQ segment includes the costs of VEON’s headquarters in Amsterdam, the London digital office and the Eurasia Hub. In Q3 2017, corporate costs increased by USD 34 million year-on-year largely due to increased HR costs related to variable remuneration plans and significant increase in headcount mainly related to the digital strategy.

“Other” includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and intercompany eliminations.

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	3Q17	3Q16	Reported YoY	9M17	9M16 pro-forma Warid	9M16 reported	Reported YoY
Total revenue	2,456	2,361	4.0%	7,154	6,685	6,531	9.5%
Service revenue	2,358	2,276	3.6%	6,891	6,456	6,309	9.2%
EBITDA	1,042	896	16.4%	2,834	2,485	2,449	15.7%
EBITDA margin	42.4%	37.9%	4.5p.p.	39.6%	37.2%	37.5%	2.1p.p.
Depreciation, amortization, impairments and other	(481)	(490)	(1.7%)	(1,539)	(1,512)	(1,456)	5.7%
EBIT	561	406	38.1%	1,295	972	993	30.4%
Financial income and expenses	(202)	(211)	(3.7%)	(603)	(580)	(565)	6.8%
Net foreign exchange (loss)/gain and others	25	4	n.m.	(65)	43	37	n.m.
Share of profit/(loss) of joint ventures and associates	(60)	(13)	n.m.	(256)	(29)	(29)	n.m.
Impairment of JV and associates	-	-		(110)	-	-	n.m.
Profit before tax	324	186	74.4%	261	406	436	(40.1%)
Income tax expense	(173)	(114)	53.7%	(379)	(370)	(366)	3.6%
Profit/(loss) from continued operations	151	72	109.5%	(118)	36	70	n.m
Profit from discontinued operations	-	421	n.m	-	804	804	n.m
Profit/(loss) for the period attributable to VEON shareholders	125	445	(72%)	(158)	737	771	n.m

	3Q17	3Q16 reported	Reported YoY	9M17	9M16 pro-forma Warid	9M16 reported	Reported YoY
Capex	406	426	(5.0%)	1,318	996	971	35.7%
Capex excl. licenses	398	382	4.0%	993	869	823	20.7%
Capex excl.licenses/revenue	16.2%	16.2%	0.0p.p
LTM capex excl. licenses/revenue	18.4%	16.7%	1.7p.p.

Q3   2017 ANALYSIS

EBIT increased year-on-year to USD 561 million, due to the growth in EBITDA and stable depreciation and amortization.

The strong increase in profit before tax to USD 324 million was driven by the increase in EBIT, higher year-on-year FX gains, partially offset by the loss in JV and associates. Net FX losses and other gains of USD 25 million are driven by a USD 44 million one-off arbitration award related to a prior WIND indemnification. VEON’s 50% share of loss of the Wind Tre joint venture, which amounted to USD 60 million, was driven by accelerated depreciation and amortization for the network modernization.

Prior to the Wind Tre joint venture closing in November 2016, WIND had been accounted for as a discontinued operation and classified as held for sale under IFRS rules since Q3 2015. As a result, the Q3 2016 results were positively affected by the elimination of depreciation and amortization charges from the results of WIND. Following the closing of the Wind Tre joint venture transaction, this “discontinued operations” accounting treatment is no longer applicable in 2017.

Income tax expense increased in Q3 2017 to USD 174 million mainly due to higher taxable profit in Russia and Pakistan and higher withholding taxes related to dividends from Pakistan and Algeria.

In Q3 2017, the company recorded a profit for the period attributable to VEON shareholders of USD 125 million.

Capex excluding licenses increased 4.0% to USD 398 million in Q3 2017 primarily due to improved capex planning, compared to back end loaded capex in FY 2016 and improved coverage and network availability in Bangladesh.

Q3 2017 10

The LTM (Last Twelve Months) ratio of capex (excluding licenses) to revenue was 18.4% in Q3 2017, with the Q3 2017 stand-alone ratio at 16.2%, stable year-on-year.

FINANCIAL POSITION & CASH FLOW

USD million	3Q17	2Q17	QoQ

Total assets	20,280	21,034	(3.6%)
Shareholders’ equity	4,809	5,355	(10.2%)
Gross debt	11,437	11,624	(1.6%)
Net debt	8,672	8,403	3.2%
Net debt/underlying LTM EBITDA	2.3	2.2

USD million	3Q17	3Q16	YoY	9M17	9M16	YoY

Net cash from/(used in) operating activities	834	988	(154)	1,996	1,430	566
from continued operations	833	741	92	1,996	808	1,190
from discontinued operations	-	247	(247)	-	622	(624)
Net cash from/(used in) investing activities	(376)	(493)	117	(1,690)	(1,670)	(20)
from continued operations	(376)	(324)	(52)	(1,690)	(1,091)	(599)
from discontinued operations	-	(169)	169	-	(579)	579
Net cash from/(used in) financing activities	(519)	(370)	(149)	(356)	349	(705)
from continued operations	(519)	(360)	(159)	(356)	369	(726)
from discontinued operations	-	(10)	10	-	(20)	21

Total assets decreased compared to Q2 2017 mainly driven by the Uzbek som devaluation, which almost halved the U.S. dollar equivalent value of the assets in the country.

Gross debt decreased 1.6% quarter on quarter mainly due to the refinancing of the USD 1 billion Alfa Bank facilities, through new ruble facilities of USD 819 million equivalent at HQ with Alfa Bank and VTB.

Net cash from operating activities decreased year-on-year in Q3 2017 by USD 154 million, as the USD 92 million higher cash flow from continued operations was more than offset by the year-on-year decrease in net cash from discontinued operations as a result of the closing of the Wind Tre joint venture transaction in November 2016, from which time onwards Italy is no longer accounted for as a discontinued operation.

Net cash flow used in investing activities increased year-on-year by USD 117 million. Q3 2016 benefited from a USD 81 million loan repaid by Warid to Mobilink, more than offset by the impact of accounting change for Italy which is no longer accounted for as a discontinued operation.

Net cash used in financing activities increased in Q3 2017, mainly due to USD 186 million of interim dividend payments in September 2017 to VEON equity holders and USD 87 million paid to non-controlling interests.

Q3 2017 11

COUNTRY PERFORMANCE – Q3 2017

●	Russia

●	Pakistan

●	Algeria

●	Bangladesh

●	Ukraine

●	Uzbekistan

●	Italy

RUSSIA

RUB million	3Q17	3Q16	YoY	9M17	9M16	YoY
Total revenue	72,559	70,529	2.9%	205,472	202,873	1.3%
Mobile service revenue	59,164	56,784	4.2%	167,186	162,348	3.0%
Fixed-line service revenue	10,114	11,459	(11.7%)	29,663	33,578	(11.7%)
EBITDA	28,239	26,710	5.7%	79,234	78,389	1.1%
EBITDA underlying	28,202	27,090	4.1%	79,401	78,999	0.5%
EBITDA margin	38.9%	37.9%	1.0p.p.	38.6%	38.6%	(0.1p.p.)
EBITDA underlying margin	38.9%	38.4%	0.5p.p.	38.6%	38.9%	(0.3p.p.)
Capex excl. licenses	10,906	9,444	15.5%	25,483	19,817	28.6%
LTM Capex excl. licenses /revenue	17.1%	15.7%	1.3p.p.

Mobile
Total revenue	62,417	59,044	5.7%	175,730	169,167	3.9%
- of which mobile data	15,284	13,426	13.8%	43,697	37,685	16.0%
Customers (mln)	58.8	58.4	0.7%	-	-	-
- of which data users (mln)	39.1	36.2	8.0%	-	-	-
ARPU (RUB)	334	324	3.2%	-	-	-
MOU (min)	325	336	(3.3%)	-	-	-
Data usage (MB/user)	2,816	2,037	38.3%	-	-	-
Fixed-line[1]
Total revenue	10,142	11,485	(11.7%)	29,742	33,706	(11.8%)
Broadband revenue	2,532	2,806	(9.8%)	7,761	8,808	(11.9%)
Broadband customers (mln)	2.2	2.1	3.2%	-	-	-
Broadband ARPU (RUB)	384	438	(12.5%)	-	-	-

Note: fixed-line, mobile revenue and their components have been restated to align them with Group accounting policies

Performance in Russia continued to improve during Q3 2017, but the market conditions and competition remain challenging.

Total revenue in Q3 2017 increased 2.9% to RUB 72.6 billion, driven by an increase in mobile service revenue and sales of equipment and accessories. Mobile service revenue increased by 4.2% to RUB 59.2 billion, driven by growth mobile data, value added services and mobile financial services, partially offset by a decrease in voice revenue.

Beeline has increased its focus on the B2B segment, improving its proposition with more customized offers and solutions to both small and large enterprises. As a result, mobile service revenue in the B2B segment showed strong dynamics in a stagnating market, growing 6.7% year-on-year, driven by a growth of 8% in the customer base. Overall, B2B revenue contributed RUB 16.2 billion to revenue.

Mobile data revenue continued its strong growth, increasing 13.8% to RUB 15.3 billion, resulting from increased penetration of integrated bundles and smartphones together with data traffic growth. Mobile ARPU continued to improve, showing growth of 3.2%, driven by successful upselling activities and continued efforts to simplify tariff plans, while also being supported by increased penetration of bundled propositions in the customer base. Beeline’s mobile customer base increased by 0.7% year-on-year to 58.8 million in Q3 2017.

Q3 2017 12

Fixed-line service revenue decreased by 11.7% to RUB 10.1 billion, mainly driven by the effect of the strengthening ruble on foreign currency contracts and growing penetration of FMC in the customer base to more than 800,000 customers.

Reported EBITDA increased by 5.7% to RUB 28.2 billion, while underlying EBITDA increased by 4.1%, adjusted for exceptional costs related to the performance transformation program. The underlying EBITDA margin was 38.9%, representing a year-on-year improvement of 0.5 percentage points. In September 2017, Beeline started a national promotion campaign for the VEON internet platform, after its soft launch in July 2017. The increased costs related to the VEON internet platform roll-out are expected to negatively impact EBITDA margins for the remainder of this year. Furthermore, Beeline expects additional EBITDA margin pressure related to the Euroset transaction. The annualized negative impact on VEON Group’s EBITDA margin as a result of the Euroset transaction is expected to be approximately 1.5 percentage points (based on VEON’S Q3 2017 LTM results).

Capex excluding licenses increased 15.5% year-on-year during the quarter as a result of improved capex planning, compared to back end loaded capex in FY 2016. The LTM capex to revenue ratio for Q3 2017 was 17.1%.

PAKISTAN

PKR billion	3Q17	3Q16	YoY	9M17	9M16 pro-forma Warid	YoY
Total revenue	41.2	38.5	6.9%	120.3	113.1	6.4%

Mobile service revenue	38.2	36.1	5.9%	112.1	106.6	5.2%

of which mobile data	6.4	4.6	38.9%	17.4	12.6	37.9%

EBITDA	22.0	15.4	42.8%	55.7	43.3	28.6%

EBITDA underlying	22.7	16.2	40.4%	57.5	45.9	25.4%

EBITDA margin	53.3%	40.0%	13.4p.p.	46.2%	38.3%	8.0p.p.

EBITDA underlying margin	55.1%	42.0%	13.1p.p.	47.8%	40.6%	7.2p.p.

Capex excl. licenses	8.2	7.6	8.1%	18.6	15.6	19.2%

LTM capex excl. licenses/revenue	18.1%	15.9%	2.2p.p.

Mobile

Customers (mln)	53.1	51.0	4.1%

- of which data users (mln)	28.4	24.7	15.0%

ARPU (PKR)	241	241	0.0%

MOU (min)[1]	512	522	(2.0%)

Data usage (MB/user)	573	421	36.1%

1 MoU and ARPU have been adjusted in 2016 due to a change of components in the definition of traffic

In July 2016, VEON acquired Warid, strengthening its leading position in Pakistan, and as a result, Warid’s financial results have been consolidated into VEON´s financial statements with effect from 1 July 2016. Consequently, this is the first quarter in which the 2017 results of Pakistan are fully comparable year-on-year.

Jazz continued to show mid single-digit growth of both revenue and customers despite the aggressive market. Revenue growth of 6.9% year-on-year was supported by continued growth in mobile data revenue which grew 38.9% year-on-year, driven by an increase in data customers through higher bundle engagement and the continued 3G network expansion. The customer base increased by 4.1% year-on-year driven by continued customer satisfaction achieved by a focus on price simplicity and efficient distribution channel management. Jazz sees data and voice monetization among its key priorities, underpinned by the ambition to offer the best network in terms of both quality of service and coverage.

The reported EBITDA margin increased to 53.3% (+13.4 percentage points year-on-year), benefitting from revenue growth, opex synergies and a positive impact of PKR 3.5 billion from the release of historic SIM tax accruals.

Q3 2017 13

Underlying EBITDA margin, excluding the negative impact of PKR 0.7 billion for performance transformation and integration costs, was 55.1% in Q3 2017, improving by 13.1 percentage points year-on-year while the margin, excluding the above-mentioned release of historic SIM tax accruals, would have been 47.3%.

Capex increased to PKR 8.2 billion in Q3 2017 while the LTM capex to revenue ratio was 18.1% in Q3 2017 (12.5% excluding integration capex), broadly in line with Q2 2017. At the end of the Q3 2017, 3G was offered in more than 350 cities while 4G/LTE was offered in over 50 cities (defined as being those cities with at least 3 base stations per city).

The Warid integration is ahead of schedule and, having fully achieved the target run-rate of synergies announced with the transaction to merge Mobilink with Warid, Jazz remains fully focused and on track to complete the network integration activities by the end of 2017.

Finally, on 30 August 2017 VEON announced that Jazz had signed an agreement for the sale of its tower business (“Deodar”) to Tanzanite, a tower operating company owned by edotco and Dawood, for PKR 98,700 million (USD 940 million equivalent) subject to adjustments. Following the classification of Deodar as a disposal group held-for-sale on 30 June 2017, VEON is no longer accounting for depreciation and amortization charges on these assets.

Completion of the transaction is subject to the satisfaction or waiver of certain conditions including receipt of customary regulatory approvals. The approval process is in progress and on track, with the parties aiming for completion to occur before the end of 2017. As result of this, and from the completion of the transaction onwards, the company expects an annualized negative impact on the Group’s EBITDA margin of approximately 1.3 percentage points (based on Q3 2017 LTM results).

ALGERIA

DZD billion	3Q17	3Q16	YoY	9M17	9M16	YoY
Total revenue	26.2	29.0	(9.8%)	76.9	86.5	(11.1%)

Mobile service revenue	25.6	28.9	(11.3%)	75.5	85.8	(11.9%)

of which mobile data	3.3	2.1	55.0%	9.3	5.6	66.4%

EBITDA	12.7	14.9	(14.6%)	36.6	45.9	(20.3%)

EBITDA underlying	12.7	16.3	(21.8%)	36.7	47.4	(22.6%)

EBITDA margin	48.5%	51.3%	(2.8p.p.)	47.6%	53.1%	(5.5p.p.)

EBITDA underlying margin	48.7%	56.2%	(7.5p.p.)	47.7%	54.8%	(7.1p.p.)

Capex excl. licenses	4.6	4.3	6.4%	10.7	12.0	(10.9%)

LTM capex excl. licenses/revenue	16.2%	16.3%	(0.1p.p.)

Mobile

Customers (mln)	15.2	15.9	(4.5%)

- of which mobile data customers (mln)	7.3	6.4	13.6%

ARPU (DZD)	553	593	(6.7%)

MOU (min)[1]	415	335	23.9%

Data usage (MB/user)	515	345	49.0%

1 MoU and ARPU have been adjusted in 2016 due to a change of components in the definition of traffic

Djezzy’s operational turnaround continued in Q3 2017, despite a challenging regulatory and macro-economic environment which remains characterized by strong competitive and inflationary pressures. As previously disclosed, the new Finance Law, with came into effect from January 2017, increased VAT from 7% to 19% on data services and from 17% to 19% on voice services and also increased taxes on recharges from 5% to 7%. These higher indirect taxes influenced Djezzy’s performance in relation to both revenue and EBITDA as these taxes could not be passed on to customers.

Revenue decreased by 9.8% year-on-year, slowing the year-on-year trend seen in Q2 2017. Price competition, on both voice and data, caused continued reduction of ARPU and a year-on-year increase in churn. Djezzy’s Q3 2017 service revenue was DZD 25.6 billion, an 11.3% reduction, while data revenue growth was 55.0%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. This positive data revenue trend is also supported by the simplified data-centric pricing architecture.

The customer base in Algeria decreased 4.5% to 15.2 million as a result of competitive pressure in the market with

Q3 2017 14

ARPU declining by 6.7%, further slowing the trend compared to Q2 2017, primarily caused by the intense price competition.

In Q3 2017, EBITDA decreased by 14.6% year-on-year while underlying EBITDA, which in Q3 2016 was adjusted for exceptional costs of DZD 47 million related to the performance transformation program, decreased 21.8% to DZD 12.7 billion primarily due to the revenue decline. Underlying EBITDA margin remains strong at 48.7% and excluding the impact of the changes to indirect taxes with effect from 1 January 2017, the underlying EBITDA margin would have been 50.9%.

At the end of Q3 2017, the company’s 4G/LTE services covered 24 wilayas and more than 22.2% of the country’s population, while the 3G network covers all 48 wilayas. Q3 2017 capex was DZD 4.6 billion, a 6.4% year-on-year reduction, with a LTM capex to revenue of 16.2%.

The Algerian regulatory environment has improved since Q3 2017 with mobile termination rate (“MTR”) symmetry in place from 31 October 2017.

BANGLADESH

BDT billion	3Q17	3Q16	YoY	9M17	9M16	YoY

Total revenue	11.7	12.3	(4.6%)	35.7	36.7	(2.9%)

Mobile service revenue	11.3	12.0	(5.6%)	34.7	35.9	(3.6%)

of which mobile data	1.7	1.3	28.0%	4.7	3.5	33.9%

EBITDA	4.5	5.7	(21.1%)	14.9	16.6	(10.0%)

EBITDA underlying	4.6	5.7	(19.4%)	15.0	17.4	(13.7%)

EBITDA margin	38.6%	46.7%	(8.1p.p.)	41.9%	45.2%	(3.3p.p.)

EBITDA underlying margin	39.5%	46.7%	(7.2p.p.)	42.2%	47.4%	(5.2p.p.)

Capex excl. licenses	2.3	1.7	31.9%	4.5	5.6	(20.9%)

LTM capex excl. licenses/revenue	20.1%	18.3%	1.8p.p.

Mobile

Customers (mln)	31.4	29.0	8.4%

- of which mobile data customers (mln)	17.1	14.6	17.1%

ARPU (BDT)	121	133	(8.6%)

MOU (min)	280	322	(13.0%)

Data usage (MB/user)	523	254	106.4%

In Bangladesh, Q3 2017 results were influenced by technical costs to restore network availability following flooding caused by severe monsoons along with intense market competition, in particular on customer acquisition. During the quarter, the focus was on restoring network availability and on customer acquisition, following the completion of the Government-mandated SIM re-verification program.

The customer base grew 8.4% year-on-year, reversing the negative trend from Q2, and this increase was fuelled by aggressive customer acquisition campaigns in the market by all operators.

Total revenue in Q3 2017 decreased by 4.6% year-on-year while Banglalink’s service revenue decreased year-on-year by 5.6% to BDT 11.3 billion. The mid single-digit decline in service revenue is mainly attributable to the gap in 3G network coverage compared to the market leader and due to network availability issues caused by the extreme weather conditions in the country. In addition, the market remains characterized by intense price competition, which accelerated following the SIM re-verification process and which more than offset the continued increase in data revenue of 28.0%, which itself was driven by increased smart-phone penetration. Data revenue growth was driven by data usage growth of 106.4% along with 17.1% growth in active data users. ARPU decreased year-on-year as a result of the pricing pressure in the market.

Banglalink’s underlying EBITDA in Q3 2017 decreased by 19.4% to BDT 4.6 billion, which was mainly caused by the revenue erosion together with higher customer acquisition costs and increased technical expenses to improve network

Q3 2017 15

availability, which more than offset savings from the performance transformation program. As a result, in Q3 2017, the underlying EBITDA margin was 39.5%, which represents a year-on-year reduction of 7.2 percentage points.

In Q3 2017, capex excluding licenses increased 31.9% year-on-year to BDT 2.3 billion, with a LTM capex to revenue ratio of 20.1%. Banglalink continues to invest in efficient, high-speed data networks aiming to substantially improve its 3G network coverage and availability. The 3G network covered approximately 69% of the population at the end of Q3 2017.

On the regulatory front, the Government of Bangladesh approved the Regulatory and Licensing Guidelines for 4G/LTE Cellular Mobile Services and Spectrum Auction Guidelines. A spectrum auction may occur by the first half of 2018, which could result in significant expenditures.

Banglalink is currently evaluating alternatives to improve its capital structure in the form of an additional credit facility and the proceeds from any such activity may be used for the refinancing of existing debt and general corporate purposes (including capital expenditures).

Finally, the Ministry of Post, Telecommunications and Information Technology issued a public consultation on draft Regulatory and Licensing Guidelines for Tower Sharing. The industry has provided comments on these guidelines to the Government of Bangladesh.

UKRAINE

UAH million	3Q17	3Q16	YoY	9M17	9M16	YoY

Total revenue	4,316	3,922	10.0%	12,245	11,079	10.5%

Mobile service revenue	4,024	3,652	10.2%	11,352	10,250	10.8%

Fixed-line service revenue	275	261	5.1%	847	782	8.3%

EBITDA	2,349	2,170	8.2%	6,727	6,019	11.8%

EBITDA underlying	2,355	2,170	8.5%	6,762	5,999	12.7%

EBITDA margin	54.4%	55.3%	(0.9p.p.)	54.9%	54.3%	0.6p.p.

EBITDA underlying margin	54.6%	55.3%	(0.8p.p.)	55.2%	54.1%	1.1p.p.

Capex excl. licenses	643	860	(25.3%)	2,084	1,836	13.5%

LTM capex excl. licenses/revenue	18.1%	18.6%	(0.5p.p.)

Mobile

Total operating revenue	4,042	3,661	10.4%	11,398	10,297	10.7%

- of which mobile data	1,123	659	70.4%	2,901	1,699	70.8%

Customers (mln)	26.4	26.3	0.8%	-	-	-

- of which data customers (mln)	11.8	10.6	10.8%			-

ARPU (UAH)	50	46	8.2%	-	-	-

MOU (min)	570	544	4.8%	-	-	-

Data usage (MB/user)	835	400	108.4%	-	-	-

Fixed-line

Total operating revenue	275	261	5.1%	847	782	8.3%

Broadband revenue	167	150	11.9%	504	448	12.6%

Broadband customers (mln)	0.8	0.8	(0.2%)	-	-	-

Broadband ARPU (UAH)	69	62	11.7%	-	-	-

Kyivstar continued to deliver robust results in Q3 2017 and, in an increasingly competitive environment, the company remains the clear leader in both customer market share and NPS.

Total revenue increased 10.0% year-on-year to UAH 4.3 billion in Q3 2017 while mobile service revenue grew 10.2% to UAH 4.0 billion. This was driven by continued strong growth of mobile data revenue, which increased 70.4% as a result of growing data customers, and successful marketing activities driven by the continued 3G network roll-out and data-centric tariffs. As a result, data consumption per user more than doubled in Q3 2017 compared with the same quarter in the previous year.

Kyivstar´s mobile customer base increased 0.8% to 26.4 million in Q3 2017, due to higher gross additions, while mobile ARPU continued to increase by 8.2% year-on-year to UAH 50.

Q3 2017 16

Fixed-line service revenue increased 5.1% to UAH 275 million, supported by broadband revenue which increased by 12% and which was driven primarily by the FMC launch. The fixed broadband customer base is stable year-on-year at 0.8 million and fixed broadband ARPU increased 11.7% year-on-year to UAH 69.

EBITDA increased 8.2% to UAH 2.3 billion in Q3 2017, representing an EBITDA margin of 54.4%, while underlying EBITDA, adjusted for performance transformation costs of UAH 6 million in Q3 2017, grew 8.5% year-on-year, driven by higher revenue partially mitigated by increased structural opex and commercial costs while underlying EBITDA margin decreased by 0.8 percentage points to 54.6%.

Q3 2017 capex was UAH 643 million with an LTM capex to revenue ratio of 18.1% and Kyivstar continued to roll out its 3G network in Q3 2017, reaching a population coverage of 73% up from 52% in the same quarter last year.

UZBEKISTAN

UZS bln	3Q17	3Q16	YoY	9M17	9M16	YoY

Total revenue	625	502	24.4%	1,714	1,450	18.3%

Mobile service revenue	620	499	24.3%	1,702	1,439	18.3%

- of which mobile data	149	114	31.0%	423	326	29.7%

Fixed-line service revenue	4	3	19.1%	11	10	9.5%

EBITDA	316	287	10.3%	893	845	5.7%

EBITDA underlying	316	287	10.3%	900	836	7.7%

EBITDA margin	50.6%	57.1%	(6.5p.p.)	52.1%	58.3%	(6.2p.p.)

EBITDA underlying margin	50.6%	57.1%	(6.5p.p.)	52.1%	57.7%	(5.5p.p.)

Capex excl. licenses	47	112	(57.8%)	182	244	(25.4%)

Capex excl. licenses LTM/revenue	21.1%	15.3%	5.8p.p.

Mobile

Customers (mln)	9.5	9.6	(0.1%)

- of which mobile data customers (mln)	4.7	4.5	5.1%

ARPU (UZS)	21,484	17,527	22.6%

MOU (min)	581	580	0.1%

Data usage (MB/user)	519	256	102.7%

Note: Mobile data revenue have been restated for the prior periods to align it with Group accounting policies

Beeline continued to report strong revenue growth, despite the liberalization of the Uzbek som on 4 September 2017. The company´s tariffs were fixed at the FX rate of UZS 4,210 to the USD, which is a higher level compared to the prior year. Total revenue increased 24.4% and mobile service revenue increased 24.3% to UZS 620 billion, supported by successful marketing activities, increased revenues from interconnect services, value added services and mobile data. Mobile data revenue increased 31.0%, driven by the continued high-speed data network roll-out, increased smartphone penetration and the launch of new bundled offerings. The overall customer base was broadly stable at 9.5 million.

Underlying EBITDA increased 10.3% compared to the prior year, driven by increased revenue, partially offset by higher interconnect costs as a result of both higher off-net usage and a negative currency effect, together with increases in customer costs, content costs, frequency fees and structural opex. Customer costs increased as a result of an 83.3% growth in customer tax to UZS 2,750 per customer per month. Adjusting for this negative effect, underlying EBITDA growth would have been 22.8% and underlying EBITDA margin for Q3 2017 would have been 5.8 percentage points higher at 56.4%.

Capex was UZS 47.2 billion and the LTM capex to revenue ratio was 21.1%, mainly due to prepayments of equipment in Q4 2016 for deployment in 2017. The company continued to invest in its high-speed data networks, improving the 4G/LTE coverage in Tashkent and increasing the number of nationwide 3G sites by 62%. Further improvements to the high-speed data networks will continue to be a priority for Beeline for the remainder of this year.

The Republican Radiofrequencies Council in Uzbekistan delayed the implementation of the decision to redistribute radio frequencies in Uzbekistan to April 2018. This will result in a reallocation of Unitel’s radio frequencies to other cellular communications providers in the market. The Company is analysing the effect of this measure, which might lead to increased investments in network capacity.

The cash and deposits balances of USD 372 million in Uzbek som are considered to be largely restricted from repatriation until the local government allows conversion to U.S. dollars for major cash holders such as Beeline.

Q3 2017 17

ITALY JOINT VENTURE1

EUR million	3Q17	3Q16	YoY	9M17	9M16	YoY

Total revenue	1,543	1,648	(6.4%)	4,626	4,726	(2.1%)

Mobile service revenue	1,080	1,150	(6.1%)	3,165	3,264	(3.0%)

Fixed-line service revenue	274	270	1.4%	812	803	1.2%

EBITDA	519	609	(14.8%)	1,419	1,573	(9.8%)

EBITDA underlying[2]	579	609	(4.9%)	1,619	1,573	2.9%

EBITDA margin	33.6%	37.0%	(3.3p.p.)	30.7%	33.3%	(2.6p.p.)

EBITDA underlying[2] margin	37.5%	37.0%	0.5p.p.	35.0%	33.3%	1.7p.p.

Capex excl. licenses	236	228	3.5%	742	768	(3.3%)

LTM capex excl. licenses/revenue	18.0%	17.4%	0.6p.p.	18.0%	17.4%	0.6p.p.

Mobile

Total revenue	1,256	1,362	(7.8%)	3,748	3,898	(3.8%)

- of which mobile data	390	355	9.9%	1,110	989	12.2%

Customers (mln)	29.8	31.4	(5.1%)	29.8	31.4	(5.1%)

- of which data customers (mln)	19.4	19.2	1.2%	19.4	19.2	1.2%

ARPU (EUR)	11.8	12.0	(1.2%)	11.3	11.4	(0.6%)

MOU (min)	266	272	(2.3%)	268	278	(3.6%)

Fixed-line

Total revenue	287	286	0.3%	878	828	6.0%

Total voice customers (mln)	2.71	2.74	(1.2%)	2.71	2.74	(1.2%)

ARPU (EUR)	28.4	27.3	3.9%	28.0	27.2	3.2%

Broadband customers (mln)	2.37	2.32	2.5%	2.37	2.32	2.5%

Broadband ARPU (EUR)	21.9	21.2	3.4%	21.8	20.9	4.5%

[1]

The ‘’combined data’’ for Q3 2016 consists of the sum of the WIND Telecomunicazioni s.p.a. and H3G s.p.a. businesses results, respectively, for the three months ended 30 September 2016, prior to the merger of the two businesses. The Q3 2016 data related to H3G s.p.a. was obtained through due diligence performed as part of the merger process. The Company has included this “combined data” because it believes that financial information on the Wind Tre joint venture is relevant to its business and results for the financial quarter. Going forward, the Company expects to include financial information related to the Wind Tre joint venture in the publication of its financial results. It should be noted that the Company owns 50% of the Wind Tre joint venture, while the results above reflect the entire business

[2]	Q3 2017 underlying EBITDA before integration costs of approximately EUR 60 million
[3]	Q3 2017 LTM EBITDA before integration costs of approximately EUR 260 million
Note:	starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results have been adjusted accordingly

Wind Tre’s total revenue in Q3 2017 decreased 6.4% to EUR 1.5 billion, driven by a 6.1% decline in mobile service revenue and lower other revenue, which was partially offset by a 1.4% growth in fixed-line service revenue. The mobile service revenue decline was primarily due to continuing aggressive competition in the market, which drove the customer base decline of 5.1% to 29.8 million, together with a impact from the new EU roaming regulations.

Mobile data revenue continued to show solid growth year-on-year with a 9.9% increase, driven by a 1.2% increase in data customers, data ARPU growth of 5.1% and data usage which grew by 52% to approximately 4 GB per customer per month. In Q3 2017, mobile ARPU slightly declined to EUR 11.8, a 1.2% year-on-year erosion, as an increase in data ARPU almost offset the decline in voice ARPU.

Fixed-line service revenue growth was driven by a 6.1% increase in broadband revenue to EUR 156 million, with direct and broadband customers growing 1.8% and 2.5% respectively. In Q3 2017, the fixed-line direct customer base and the broadband customer base reached 2.5 million and 2.4 million respectively, as a result of increased demand for ultra-broadband connections while fixed and broadband ARPU grew by 3.9% and 3.4% respectively. Wind Tre renewed the agreement with Open Fiber for the development of ultra-broadband connectivity services in FTTH technology, which was already active in 13 cities, extending it to a total of 271 cities.

Underlying EBITDA2 in the quarter declined by 4.9% year-on-year to EUR 579 million, mainly due to the revenue erosion, partially offset by opex synergies of EUR 44 million, which lead to an increase in underlying EBITDA2 margin of 0.5 percentage points to 37.5%.

Capex in the quarter totalled EUR 236 million and was primarily focused on expanding capacity and coverage of the 4G/LTE network, as well as modernizing and merging the former WIND and Tre networks.

The net leverage ratio (net debt/LTM underlying3 EBITDA) was 4.3x at the end Q3 2017 and the key reason for the increase in the leverage ratio in the quarter was the payment for the GSM spectrum renewal and refarming of approximately EUR 435 million.

Q3 2017 18

In the first nine months of 2017, Wind Tre generated opex synergies of EUR 98 million, on track with the targets announced at the time of the announcement of the joint venture, and were mainly related to the termination of a national roaming contract, insourcing of activities and supplier contract renegotiation (network and IT), commissioning scheme harmonization, point of sale rationalization and optimization, company personnel right-sizing and facilities rationalization both for both headquarters and regional sites.

Finally, Wind Tre successfully completed the refinancing of its external debt, optimizing its capital structure, substantially reducing future interest costs by expected annual amount of approximately EUR 270 million and improving the maturity of its indebtedness.

Q3 2017 19

CONFERENCE CALL INFORMATION

On 9 November 2017, VEON will also host a conference call at 2.00pm CET (1.00pm GMT) through video webcast on its website and through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com

2.00pm CET investor and analyst conference call

US call-in number: +1 (646) 254 3362

Confirmation Code: 2515988

International call-in number: +44 (0) 20 3427 1904

Confirmation Code: 2515988

The conference call replay and the slide presentation webcast will be available until 23 November 2017.

The slide presentation will also be available for download on VEON’s website.

Investor and analyst call replay

US Replay Number: +1 719 457 0820

Confirmation Code: 2515988

UK Replay Number: 0800 101 1153

Confirmation Code: 2515988

CONTACT INFORMATION

INVESTOR RELATIONS Bart Morselt ir@veon.com	MEDIA AND PUBLIC RELATIONS Maria Piskunenko pr@veon.com

Q3 2017 20

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its performance transformation, among others; anticipated performance and guidance for 2017, including VEON’s ability to generate sufficient cash flow; future market developments and trends; expected synergies of the Wind Tre Joint Venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll out and benefits of 3G/4G/LTE networks, as applicable, the effect of the acquisition of additional spectrum on customer experience; the timing for the expected completion of the tower sale in Pakistan and the sale of VEON’s Laos operations and the Company’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Wind Tre Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; the satisfaction of completion conditions relation to the tower sale in Pakistan and the sale of VEON’s Laos operations; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to comparable IFRS measures in Attachment C.

Q3 2017 21

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for the 235 million+ customers it currently serves, and many others in the years to come.

Follow us:

on Twitter @veondigital

visit our blog @ blog.veon.com

go to our website @ http://www.veon.com

CONTENT OF THE ATTACHMENTS

Attachment A	Customers	23

Attachment B	Definitions	23

Attachment C	Reconciliation tables	26
	Average rates and budget rates of functional currencies to USD

For more information on interim financial schedules please refer to the MD&A section and financial statements section.

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2017.xls on VEON’s website at http://veon.com/Investor-relations/Reports—results/Results/.

Q3 2017 22

ATTACHMENT A: CUSTOMERS

	Mobile			Fixed-line broadband
million	3Q17	3Q16	YoY	3Q17	3Q16	YoY

Russia	58.8	58.4	0.7%	2.2	2.1	3.2%

Pakistan	53.1	51.0	4.1%

Algeria	15.2	15.9	(4.5%)

Bangladesh	31.4	29.0	8.4%

Ukraine	26.4	26.3	0.8%	0.8	0.8	0.3%

Uzbekistan	9.5	9.6	(0.1%)

Other	15.7	15.5	1.7%	0.5	0.4	21.1%

Total consolidated	210.3	205.6	2.3%	3.5	3.4

Italy	29.8	31.4	(5.1%)	2.4	2.3	2.5%

Total	240.1	237.0	1.3%	5.9	5.7	4.6%

Note: In Russia Fixed line and mobile customers have been restated in 2016 to align them with Group accounting policies

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Wind Tre defines mobile ARPU as the measure of the sum of the mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month) divided by the number of months in that period.

Data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Wind Tre measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-IFRS measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

Adjusted EBITDA (called “EBITDA” in this document) is a non-IFRS financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VEON calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. For 2016 Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss.

In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be

Q3 2017 23

directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term debt and short term debt.

Equity Free Cash Flow is derived from consolidated statements of cash flows and is cash flow before financing activities; net cash from operating activities less net cash used in investing activities. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and FMC. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.

MOU (Monthly Average Minutes of Use per User) measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses

Q3 2017 24

Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage the business.

NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction.

Operational expenses (opex) represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

Q3 2017 25

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	3Q17	3Q16	9M17	9M16 reported
Unaudited

EBITDA	1,042	896	2,834	2,449

Depreciation	(341)	(349)	(1,117)	(1,072)

Amortization	(136)	(130)	(404)	(355)

Impairment loss	3	(3)	(2)	(15)

Loss on disposals of non-current assets	(7)	(8)	(16)	(14)

Operating profit	561	406	1,295	993

Financial Income and Expenses	(202)	(211)	(603)	(565)

- including finance income	24	15	70	46

- including finance costs	(226)	(226)	(673)	(611)

Net foreign exchange (loss)/gain and others	(35)	(9)	(431)	8

- including Other non-operating (losses)/gains	40	(5)	(112)	(67)

- including Shares of loss of associates and joint ventures accounted for using the equity method	(60)	(13)	(256)	(29)

- impairment of JV and associates	—	—	(110)	—

- including Net foreign exchange gain	(15)	8	47	104

Profit before tax	324	186	261	436

Income tax expense	(173)	(114)	(379)	(366)

Profit from discontinued operations	—	421	—	804

Profit/(loss) for the period	151	493	(118)	874

Loss for the period attributable to non-controlling interest	(26)	(48)	(40)	(103)

Profit/(loss) for the year attributable to the owners of the parent	125	445	(158)	771

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA

USD mln, unaudited	3Q17	3Q16	9M17	9M16 pro-forma Warid
EBITDA	1,042	896	2,834	2,485

One off vendor adjustment	(106)	—	(106)	—
Performance transformation and other costs, of which

HQ and Other	49	40	104	—

Russia	—	6	2	165

Emerging Markets	8	20	20	9

Other exceptionals	—	—	6	49

EBITDA underlying	993	962	2,861	2,708

Note: Q2 2016 one-offs have changed to USD 118 million from USD 116 million after reclassification of Opex expenses in 2016

Q3 2017 26

RECONCILIATION OF CAPEX

USD mln unaudited	3Q17	3Q16	9M17	9M16

Cash paid for purchase of property, plant and equipment and intangible assets	363	389	1,559	1,103

Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	42	37	(241)	(132)

Capital expenditures	406	426	1,318	971

Less capital expenditures in licenses	(8)	(44)	(325)	(148)

Capital expenditures excl. licenses	398	382	993	823

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	3Q17 vs 3Q16
	Total Revenue			EBITDA
	Organic	Forex & other	Reported	Organic	Forex & other	Reported

Russia	2.9%	9.8%	12.7%	5.7%	10.0%	15.7%

Pakistan	6.9%	(0.7%)	6.2%	42.8%	(0.9%)	41.8%

Algeria	(9.8%)	(0.1%)	(9.9%)	(14.6%)	(0.2%)	(14.8%)

Bangladesh	(4.6%)	(3.3%)	(7.9%)	(21.1%)	(2.7%)	(23.8%)

Ukraine	10.0%	(2.3%)	7.8%	8.2%	(2.3%)	6.0%

Uzbekistan	24.4%	(47.3%)	(22.9%)	10.3%	(41.1%)	(30.9%)

Total	3.2%	0.7%	4.0%	16.7%	0.3%	16.4%

	9M17 vs 9M16
	Total Revenue			EBITDA
	Organic	Forex & other	Reported	Organic	Forex & other	Reported

Russia	1.3%	16.8%	18.1%	1.1%	16.6%	17.6%

Pakistan	6.4%	17.4%	23.8%	28.6%	11.6%	40.3%

Algeria	(11.1%)	(0.5%)	(11.6%)	(20.3%)	(0.6%)	(20.8%)

Bangladesh	(2.9%)	(2.5%)	(5.5%)	(10.0%)	(2.3%)	(12.3%)

Ukraine	10.5%	(4.3%)	6.2%	11.8%	(4.4%)	7.4%

Uzbekistan	18.3%	(30.8%)	(12.5%)	5.7%	(27.2%)	(21.4%)

Total	2.1%	7.4%	9.5%	10.5%	5.2%	15.7%

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	30 September 2017	30 June 2017	31 March 2017

Net debt	8,672	8,403	7,661

Cash and cash equivalents	2,565	2,873	2,172

Long - term and short-term deposits	199	348	407

Gross debt	11,437	11,624	10,240

Interest accrued related to financial liabilities	179	146	160

Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(34)	(36)	20

Derivatives not designated as hedges	311	309	302

Derivatives designated as hedges	40	33	53

Other financial liabilities	38	76	87

Total other financial liabilities	11,971	12,153	10,862

Q3 2017 27

RECONCILIATION OF REPORTED CASH FLOW FROM CONTINUED OPERATIONS AND UNDERLYING EQUITY FREE CASH FLOW EXCLUDING LICENSES

USD million	3Q17	3Q16	9M17	9M16
Net cash from operating activities from continued operations	833	741	1,997	807

Exceptional items:

One off vendor adjustment	(66)	-	(66)	-

PT costs	55	71	121	191

Settlement with DOJ/SEC/OM Investigation				795

IRAQNA provision			69

WHT on licence in Pakistan			30

Other	9	45	22	69

Underlying net cash flow from operating activities	831	857	2,173	1,862

Net cash used in investing activities from continued operations	(376)	(324)	(1,690)	(1,091)

Adjustments:

Deposits & Financial assets	(13)	51	(143)	(11)

Purchase of license and other	(7)	(7)	(339)	(118)

Underlying net cash flow used in investing activities	(356)	(368)	(1,208)	(962)

Underlying Equity Free Cash Flow excluding licenses	475	489	965	900

RECONCILIATION OF REPORTED AND PRO-FORMA WARID INCOME STATEMENT FOR 9M 2016

USD million	9M16 reported	Warid incl. intercompany eliminations	9M16 pro-forma

Total revenue	6,531	154	6,685

Service revenue	6,309	147	6,456

EBITDA	2,449	36	2,485

EBITDA margin	37.5%	-0.3%	37.2%

Depreciation, amortization, impairments and other	(1,456)	(56)	(1,512)

Operating profit	993	(21)	972

Financial income and expenses	(565)	(15)	(580)

Net foreign exchange (loss)/gain and others	37	6	43

Share of profit/(loss) of joint ventures and associates	(29)	-	(29)

Impairment of JV and associates	-	-	-

Profit/(loss) before tax	436	(30)	406

Income tax expense	(366)	(4)	(370)

Profit/(loss) from continued operations	70	(34)	36

Profit/(loss) from discontinued operations	804	(1)	803

Profit for the period attributable to VEON shareholders	771	(34)	737

RECONCILIATION OF WIND TRE JOINT VENTURE REPORTED NET RESULT TO VEON’S SHARE OF PROFIT/(LOSS) FROM JV AND ASSOCIATES

USD mln	3Q17

Italy JV reported net result	(608)

50% of Italy JV reported net result	(304)

D&A - PPA adjustment	234

Other PPA adjustmnet	10

Total PPA adjustment	244

VEON share of profit/(loss) from JV and associates	(60)

Q3 2017 28

EBITDA RECONCILIATION FOR COUNTRY

Q3 2017

	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
USD mln
EBITDA underlying	478	215	116	57	91	67	(91)	60	993
Execptional costs	(1)	7	0	1	0	-	(61)	4	(49)

EBITDA	478	208	115	56	91	67	(30)	57	1,042
Less
Depreciation	(197)	(36)	(26)	(28)	(13)	(11)	(1)	(29)	(341)
Amortization	(39)	(35)	(29)	(10)	(11)	(1)	(2)	(9)	(136)
Impairment loss	4	-	-	(0)	(1)	-	-	1	4
Loss on disposals of non-current assets	(5)	(1)	(0)	(2)	1	(1)	-	(0)	(8)

Operating profit	241	136	60	15	67	54	(32)	20	561

Q3 2016

	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
USD mln
EBITDA underlying	419	154	148	73	86	96	(57)	41	962
Execptional costs	6	7	13	-	-		39	1	66

EBITDA	413	147	136	73	86	96	(96)	40	896
Less
Depreciation	(180)	(46)	(22)	(29)	(22)	(15)	(1)	(34)	(349)
Amortization	(36)	(22)	(39)	(10)	(11)	(2)	(1)	(8)	(130)
Impairment loss	(1)	-	-	(1)	(2)	-	-	0	(3)
Loss on disposals of non-current assets	(3)	1	(0)	0	(0)	(3)	-	(2)	(8)

Operating profit	194	80	74	34	50	76	(98)	(4)	406

9M 2017

	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
USD mln
EBITDA underlying	1,361	548	334	186	256	230	(221)	165	2,861
Execptional costs	3	18	1	-	1	2	(21)	22	26

EBITDA	1,359	530	334	186	254	228	(200)	143	2,834
Less
Depreciation	(606)	(153)	(82)	(100)	(41)	(42)	(1)	(89)	(1,117)
Amortization	(118)	(99)	(86)	(30)	(35)	(3)	(6)	(27)	(404)
Impairment loss	(4)	-	-	(0)	0	-	-	2	(2)
Loss on disposals of non-current assets	(17)	3	0	(8)	3	5	-	(3)	(17)

Operating profit	613	280	166	48	181	188	(207)	27	1,295

Q3 2017 29

9M 2016

	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated pro-forma Warid
USD mln
EBITDA underlying	1,164	439	435	222	236	287	(204)	128	2,708
Execptional costs	9	25	13	10	(1)	(3)	125	44	223

EBITDA	1,155	413	422	212	237	290	(329)	84	2,485
Less
Depreciation	(505)	(216)	(74)	(94)	(86)	(44)	(2)	(103)	(1,124)
Amortization	(90)	(57)	(119)	(30)	(33)	(10)	(3)	(19)	(360)
Impairment loss	(3)	5	(0)	(3)	(2)	0	-	(19)	(21)
Loss on disposals of non-current assets	(12)	8	(0)	(0)	(0)	(2)	-	(2)	(8)

Operating profit	546	153	229	85	116	235	(335)	(58)	972

Q3 2017 30

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	3Q17	3Q16	YoY	3Q17	3Q16	QoQ

Russian Ruble	59.02	64.62	(8.7%)	58.02	63.16	(8.1%)

Euro	0.85	0.90	(5.0%)	0.85	0.89	(4.9%)

Algerian Dinar	109.90	109.77	0.1%	113.04	109.62	3.1%

Pakistan Rupee	105.37	104.67	0.7%	105.39	104.46	0.9%

Bangladeshi Taka	81.11	78.32	3.6%	82.31	78.38	5.0%

Ukrainian Hryvnia	25.90	25.38	2.1%	26.52	25.91	2.4%

Kazakh Tenge	332.18	341.34	(2.7%)	341.19	334.93	1.9%

Uzbekistan Som	5,220.63	2,976.8	75.4%	8,066.96	3,010.2	168.0%

Armenian Dram	478.69	475.38	0.7%	478.41	474.46	0.8%

Kyrgyz Som	68.88	68.22	1.0%	68.66	67.93	1.1%

Georgian Lari	2.42	2.32	4.2%	2.48	2.33	6.3%

1 Functional currency in Tajikistan is USD

Q3 2017 31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as at and for the nine months ended September 30, 2017 and 2016, and the related notes, attached hereto.

References to “VEON” and the “VEON Group,” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. as at March 30, 2017 and to VimpelCom Ltd. prior to March 30, 2017, an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone as at March 30, 2017 and to VimpelCom Ltd. alone prior to March 30, 2017. The unaudited interim condensed consolidated financial statements as at September 30, 2017 and for the nine months ended September 30, 2017 and 2016 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as at January 1, 2009.

The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2016 (our “2016 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 4 to our audited consolidated financial statements included in our 2016 Annual Report.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

●

our plans to implement our strategic priorities, including with respect to our performance transformation program; targets and strategic initiatives in the various countries in which we operate; business to business growth and other new revenue streams; digitalizing our business model; portfolio and asset optimization; improving customer experience and optimizing our capital structure;

●	our anticipated performance and guidance for 2017 and 2018;

●	our ability to generate sufficient cash flow to meet our debt service obligations and our expectations regarding working capital and the repayment of our debt;

●	our expectations regarding our capital expenditures and operational expenditures in and after 2017 and our ability to meet our projected capital requirements;

●	our plans to upgrade and build out our networks and to optimize our network operations;

●	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

●

our plans to develop, provide and expand our products and services, including operational and network development and network investment, such as expectations regarding the roll-out and benefits of 3G/4G/LTE networks or other networks; broadband services and integrated products and services, such as fixed-mobile convergence;

●

our ability to execute our business strategy successfully and to complete, and achieve the expected synergies from, our existing and future transactions, such as the joint venture with Hutchison, through which we jointly own and operate our telecommunications businesses comprised of the historical Hutchison business, 3 Italia S.p.A. (“3 Italia”) and the historical VEON business, Wind Telecomunicazioni S.p.A. (“WIND”), in Italy (a transaction and resulting business that we refer to as the “Italy Joint Venture” in this document) and our merger with Warid Telecom Pakistan LLC (“WTPL”) and Bank Alfalah

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Limited (“Bank Alfalah”), which resulted in the merger of our telecommunications businesses in Pakistan (a transaction we refer to as the “Pakistan Merger” in this document);

●

our ability to integrate acquired companies, joint ventures or other forms of strategic partnerships into our existing businesses in a timely and cost-effective manner and to realize anticipated synergies therefrom;

●	our expectations as to pricing for our products and services in the future, improving our monthly average revenue per customer and our future costs and operating results;

●	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

●	our ability to meet license requirements and to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and obtain related regulatory approvals;

●	our plans regarding the marketing and distribution of our products and services, as well as our customer loyalty programs;

●	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

●

possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), including the Deferred Prosecution Agreement (the “DPA”) with the DOJ filed with the United States District Court for the Southern District of New York, the judgment entered by the United States District Court for the Southern District of New York related to the agreement with the SEC, including the consent incorporated therein (the “SEC Judgment”) and the settlement agreement with the OM (the “Dutch Settlement Agreement”), as well as any litigation or additional investigations related to or resulting from the agreements, including the DPA and the SEC Judgment, the retention of an independent compliance monitor as required by the DPA and the SEC Judgment, any changes in company policy or procedure resulting from the review by the independent compliance monitor or otherwise undertaken by VEON Ltd., the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of the resolutions with the DOJ, SEC, and OM;

●	adopting of new or amended IFRS standards. For more information please refer to Note 2 of our unaudited interim condensed consolidated financial statements; and

●	other statements regarding matters that are not historical facts.

These statements are management’s best assessment of the company’s strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on the management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

●

risks relating to changes in political, economic and social conditions in each of the countries in which we operate (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

●

in each of the countries in which we operate, risks relating to legislation, regulation, taxation and currency, including laws, regulations, decrees and decisions governing the telecommunications industry, costs of compliance, currency and exchange controls, currency fluctuations, taxation legislation, abrupt changes in the regulatory environment, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

●	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program;

●

risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

●	risks that various courts or regulatory agencies with whom we are involved in legal challenges, tax disputes or appeals may not find in our favor;

●

risks relating to our company and its operations in each of the countries in which we operate, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

●

risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate including our ability to keep pace with technological change and evolving industry standards;

●

risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

●	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

●

risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, such as the Italy Joint Venture and/or the Pakistan Merger, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

●

risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs that would be associated with such events and the reputation harm that could arise therefrom;

●	risks related to the ownership of our American Depositary Receipts or common shares, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

●	other risks and uncertainties.

These factors and the other risk factors described in “Item 3—Key Information—D. Risk Factors” in our 2016 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for the management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements included in this document are made only as at the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW

VEON is an international communications and technology company, headquartered in Amsterdam. As a global provider of connectivity, our ambition is to lead the personal internet revolution for our customers now, and in the future. Present in some of the world’s most dynamic markets, VEON provides more than 200 million customers with voice, fixed broadband, data and digital services. VEON offers services to customers in 12 countries including Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Tajikistan, Armenia, Georgia and Laos. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.

The Italy Joint Venture offers services to customers in Italy. It provides services to more than 30 million customers under the “WIND” and “3” brands.

BASIS OF PRESENTATION OF FINANCIAL RESULTS

Our unaudited interim condensed consolidated financial statements attached hereto include the financial positions of VEON Ltd. and its consolidated subsidiaries. All intercompany positions and results from transactions have been eliminated upon consolidation. We have used the equity method of accounting for companies in which we have significant influence and joint control, such as the Italy Joint Venture. Generally, this represents voting rights of at least 20.0% and not more than 50.0%.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from IFRS. Certain items that are capitalized under IFRS are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under IFRS are not tax deductible under local legislation. As a consequence, as a general matter, our effective tax rate is different under IFRS from the statutory rate.

REPORTABLE SEGMENTS

We currently operate and manage VEON Ltd. on a geographical basis. In accordance with IFRS rules, this results in seven reportable segments. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies.

Our reportable segments currently consist of the seven following segments:

●	Russia;

●	Pakistan;

●	Algeria;

●	Bangladesh;

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

●	Ukraine;

●	Uzbekistan; and

●	HQ (transactions related to management activities within the group).

In the nine months ended September 30, 2016, we reported an “HQ and Others” segment. As of December 31, 2016, “Others” is no longer a reportable segment but only a reconciling column in our financial statements and therefore for the nine months ended September 30, 2017, we reported revenue and Adjusted EBITDA for “Others” only as a reconciling line item between our seven reportable segments and our total revenue and Adjusted EBITDA. For comparability purposes, the financial data for the nine months ended September 30, 2016 has been presented to show our revenue and Adjusted EBITDA in each of HQ and Others on a stand-alone basis, with Others including Kazakhstan.

Since January 1, 2017, management has included the Italy Joint Venture as a separate reportable segment, see Note 7 to our unaudited interim condensed consolidated financial statements for more information.

FACTORS AFFECTING COMPARABILITY OF PRIOR PERIODS

Our results were affected by the differing classification of the business in Italy between periods. The WIND Italy business was classified as an asset held for sale and a discontinued operation during the nine months period of 2016. The Italy Joint Venture transaction was completed in November 2016 and therefore, during the nine months period of 2017, the Italy Joint Venture was classified as a joint venture and its results were classified as a share of loss of joint ventures and associates. For more information, please see Note 6 to our audited consolidated financial statements included in our 2016 Annual Report and “—Key Developments and Trends—Italy Joint Venture” and “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” in our 2016 Annual Report.

In general, our unaudited interim condensed consolidated financial statements and related notes incorporated hereto and the following discussion and analysis reflect the contribution of the operators we acquired from their respective dates of acquisition or consolidation. Therefore, such acquisitions affect the comparability of data between periods.

The comparability between the periods presented below was also affected by the addition of one day in the nine months ended September 30, 2016, due to 2016 being a leap year.

In addition, the resolutions with the SEC, the DOJ and the OM announced in February 2016 relating to previously disclosed investigations under the FCPA and relevant Dutch laws and paid fines and disgorgements to the SEC, the DOJ and the OM will affect comparability. All fines were paid in 2016, though we anticipate some ongoing compliance costs going forward. For further details related to these agreements, please see the following sections of our 2016 Annual Report: “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—A.7. Legal Proceedings,” Notes 25 and 27 to our audited consolidated financial statements, “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We have incurred and are continuing to incur costs and related management oversight obligations in connection with our obligations under the DPA, the SEC Judgment and the Dutch Settlement Agreement, which may be significant” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We could be subject to criminal prosecution or civil sanction if we breach the DPA with the DOJ, the SEC Judgment or the Dutch Settlement Agreement, and we may face other potentially negative consequences relating to the investigations by, and agreements with, the DOJ, SEC and OM, including additional investigations and litigation.”

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

KEY DEVELOPMENTS DURING THE THIRD QUARTER OF 2017

VEON Holdings B.V. Submits Cash Tender Offer in relation to Global Telecom Holding S.A.E.

On November 8, 2017, VEON submitted an application to the Egyptian Financial Supervisory Authority (“EFSA”) to approve a mandatory tender offer (“MTO”) by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing 42.31% of GTH’s total shares). The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities. The proposed offer price under the MTO is EGP 7.90 per share. Any increase of VEON’s interest in GTH will be accounted for directly in equity upon closing of the transaction.

The MTO is subject to EFSA approval.

VEON and GTH sell their Pakistan tower business for US$940 million

On August 30, 2017 VEON and Global Telecom Holding S.A.E. (“GTH”) announced that their subsidiary in Pakistan, Jazz, has signed an agreement for the sale of its tower business for approximately US$940 million, subject to adjustments.

Jazz will be selling its wholly-owned tower company, Deodar, with a portfolio of approximately 13,000 telecommunication towers, to Tanzanite Tower (Private) Limited (“Tanzanite”), a tower operating company owned by edotco Group Sdn. Bhd. (“edotco”) and Dawood Hercules Corporation (“Dawood”).

The transaction will be on a cash and debt-free basis, with total consideration of PKR 98,700 million (US$940 million). The completion of the transaction is subject to the satisfaction or waiver of certain conditions including receipt of customary regulatory approvals. The parties are aiming for completion to occur before the end of 2017.

Impact of currency regime developments in Uzbekistan

Recently, the government of Uzbekistan announced the liberalization of its currency exchange rules and the resetting of the official exchange rate at 8,100 Uzbek som per U.S. dollar, a devaluation of approximately 92%. The new official exchange rate will directly impact the reported results for the VEON Group for two reasons. Firstly, the Uzbek som results of Unitel will now be translated into U.S. dollars at a higher exchange rate. Secondly, Unitel, our Uzbek subsidiary, will experience an erosion of EBITDA resulting from the fixing of tariffs from U.S. dollars to Uzbek som at the prior official exchange rate. The same factors could also have a negative impact on our group financial results for future periods. Under these liberalized exchange rules, VEON may in the longer term be able to more effectively repatriate cash from Uzbekistan. The cash balances held by Unitel are now valued at approximately US$223 million. Due to the significant size of these cash balances, Unitel has not yet been able to take advantage of the liberalization of the currency exchange rules. Unitel is in discussions with the Uzbekistan authorities in order to determine the relevant currency conversion process. For more information on risks associated with currency exchange rates, see the section of our 2016 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.

Trond Westlie joins VEON as Group CFO Andrew Davies to step down after four years

On September 15, 2017, the Company announced that Trond Westlie would be joining VEON as Group Chief Financial Officer and that VEON’s current Group CFO, Andrew Davies, had decided to step down from his role after four successful years. Mr. Westlie is an experienced financial executive having been CFO of AP Moller-Maersk from 2010 to 2016 and CFO of Telenor ASA from 2005 to 2009. He previously served as a member of VEON’s supervisory board and Chairman of its audit committee between July 2014 and August 2016. Mr. Westlie joint VEON on October 2, 2017 and will assume his duties as CFO on November 9, 2017. Mr. Davies will remain an active member of the senior management team until the end of 2017 and continue as a board member of the Italy Joint Venture.

Alfa-Bank and VTB loans

On August 28, 2017 and August 31, 2017, respectively, VEON Holdings B.V. entered into (i) a RUB 17.5 billion (US$301 million equivalent) five-year term loan agreement with a fixed interest rate of 8.80% with AO “Alfa-Bank” (“Alfa-Bank”) as lender, and (ii) a RUB 30 billion (US$516 million equivalent) five-year term loan agreement with a fixed interest rate of 8.75% with VTB Bank (Public Joint-Stock Company) as lender. These loans and available cash were used to refinance the maturing US$1 billion loans originally signed with Alfa-Bank in 2014 and recently transferred to (i) Sberbank of Russia (“Sberbank”) as agent and (ii) Sberbank and Alfa-Bank as lenders.

Both facility agreements provide for financial covenants measured against (i) net debt to EBITDA of VEON Ltd. (on a consolidated basis) and (ii) EBITDA to finance costs of VEON Ltd. (on a consolidated basis). EBITDA will be “pro-forma” adjusted for acquisitions and disposals of any business bought or sold during the relevant period.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

Refinancing of Wind Tre S.p.A.

On October 24, 2017, the Italy JV, through its wholly-owned subsidiary, Wind Tre S.p.A (“Wind Tre”), entered into a senior facilities agreement with a group of 21 international banks consisting of a EUR 3.0 billion (approximately US$3.5 billion) five year term loan with interest based on a leverage grid (beginning at 2.0%), and a EUR 400 million (approximately US$470 million) five year revolving credit facility with interest based on a leverage grid (beginning at 1.75%).

On November 3, 2017, Wind Tre issued EUR 5.6 billion (approximately US$6,516 million) and US$2.0 billion of senior secured notes, consisting of EUR 2.250 billion Senior Secured Floating Rate Notes due 2024, EUR 1.625 billion 2.625% Senior Secured Notes due 2023, EUR 1.750 billion 3.125% Senior Secured Notes due 2025 and US$2.0 billion 5.0% Senior Secured Notes due 2026 (collectively, the “Wind Tre Notes”).

Proceeds from the newly issued notes were used to repay outstanding amounts under Wind Tre existing senior facilities and repaid loans with Wind Tre’s subsidiary, Wind Acquisition Finance S.A. (“WAF”), who then used the funds to repay all of WAF’s senior secured notes.

VEON to sell Laos operations

On October 27, 2017, VimpelCom Holding Laos B.V. (“VimpelCom Laos”), a subsidiary of the Company, entered into a Sale and Purchase Agreement for the sale of its operations in Laos to the Lao People’s Democratic Republic (“Government of Laos”). Under the agreement, VimpelCom Laos will transfer its 78% interest in VimpelCom Lao Co. Limited (“VIP Lao”) to the Government of Laos, the minority shareholder, in exchange for purchase consideration of US$22. The transaction is subject to customary closing conditions and is expected to be completed in first quarter 2018.

LITIGATION DEVELOPMENTS

Spectrum Reallocation in Uzbekistan

Recently, the government of Uzbekistan announced the liberalization of its currency exchange rules and the resetting of the official exchange rate at 8,100 Uzbek som per U.S. dollar, a devaluation of approximately 92%. The new official exchange rate will directly impact the reported results for the VEON Group for two reasons. Firstly, the Uzbek som results of Unitel will now be translated into U.S. dollars at a higher exchange rate. Secondly, Unitel, our Uzbek subsidiary, will experience an erosion of EBITDA resulting from the fixing of tariffs from U.S. dollars to Uzbek som at the prior official exchange rate. The same factors could also have a negative impact on our group financial results for future periods. Under these liberalized exchange rules, VEON may in the longer term be able to more effectively repatriate cash from Uzbekistan. The cash balances held by Unitel are now valued at approximately US$223 million. Due to the significant size of these cash balances, Unitel has not yet been able to take advantage of the liberalization of the currency exchange rules. Unitel is in discussions with the Uzbekistan authorities in order to determine the relevant currency conversion process. For more information on risks associated with currency exchange rates, see the section of our 2016 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.

GTH – Iraqna Litigation

On November 19, 2012, Atheer Telecom Iraq Limited (“Atheer”, an affiliate of the Zain Group) initiated English High Court (the “Court”) proceedings in London against Orascom Telecom Iraq Ltd. (“OTIL”) (a Maltese subsidiary of GTH) and GTH in relation to a dispute arising out of the sale by OTIL of its Iraqi mobile subsidiary, Iraqna, in 2007 to Atheer. Atheer’s claim is founded on the tax covenants in the underlying share purchase agreement between the parties.

On February 17, 2017, the Court found GTH liable. Following a court order on March 1, 2017, GTH and OTIL paid Atheer the amounts of US$60 million, plus approximately US$8 million in accrued interest, and legal costs which the parties agreed to settle for GBP 1.85 million (US$2 million).

On June 6, 2017, the English Court of Appeal denied GTH’s application for leave to appeal. With no further venue for appeal, the matter is now concluded.

Canadian Action Brought by the Catalyst Capital Group

VEON is a defendant in an action brought in 2016 by The Catalyst Capital Group Inc. (“Catalyst”) for CAD 1.3 billion (US$1,042 million as at September 30, 2017) alleging breach of contract in the Superior Court of Justice in Ontario, Canada (the “Court”). In 2014, Catalyst and the company entered into an exclusivity agreement in connection with negotiations for the sale of the company’s WIND Mobile business. Catalyst alleges that the company and its financial advisor, UBS Securities Canada Inc., breached their exclusivity agreement obligations, which in turn enabled the sale of WIND Mobile to a consortium of other investors, who are also named co-defendants. The company filed a Statement of Defense denying all allegations and intends to

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	6

vigorously contest the matter. VEON’s motion to dismiss the claim (as well as motions of all other defendants) was heard August 16-18, 2017. A decision from the Court on the motion to dismiss is not expected before Q2 2018.

VAT on Replacement SIM

On April 1, 2012, the National Board of Revenue (“NBR”) issued a demand to Banglalink Digital Communications Ltd. (“Banglalink”) for BDT 7.74 billion (US$98 million as at December 31, 2016) for unpaid SIM tax (VAT and supplementary duty).

On May 18, 2015, Banglalink received an updated demand from the Commissioner of Taxes (“LTU”) requiring Banglalink to pay BDT 5.32 billion (US$67 million as at December 31, 2016) in SIM tax. The demand also stated that interest may be payable. Similar demands were sent to the other operators.

On June 25, 2015, Banglalink filed an application to the High Court to stay the updated demand, and a stay was granted. On August 13, 2015, Banglalink filed its appeal against the demand before the Appellate Tribunal and deposited 10% of the amount demanded in order to proceed. The other operators also appealed their demands. On April 26, 2016, Banglalink presented its legal arguments and on September 28, 2016, the appeals of all the operators were heard together.

The Bangladesh Appellate Tribunal rejected the appeal of Banglalink and all other operators on June 22, 2017. On July 13, 2017, Banglalink filed an appeal of the Appellate Tribunal’s judgment with the High Court Division of the Supreme Court of Bangladesh.

Securities Class Action

On November 4, 2015, a class action lawsuit was filed in the United States against VEON and certain of its current and former officers by Charles Kux-Kardos, on behalf of himself and other investors in the Company alleging certain violations of the United States federal securities laws in connection with the Company’s public disclosures relating to its operations in Uzbekistan. On December 4, 2015, a second complaint was filed by Westway Alliance Corp. that asserts essentially the same claims in connection with essentially the same disclosures. On April 27, 2016, the court consolidated the two actions and appointed Westway as lead plaintiff. On May 6, 2016, a motion for reconsideration was filed on the appointment of Westway as lead plaintiff and on September 26, 2016, the court affirmed the selection of Westway as the lead plaintiff. An amended complaint was filed on December 9, 2016. Briefing on VEON’s motion to dismiss the amended complaint was conducted between January and April 2017. On September 19, 2017, the Court in the Southern District of New York rendered a decision granting in part VEON’s motion to dismiss the Amended Complaint. VEON and the individual defendants who have appeared in the action are currently required to answer or otherwise respond to the Amended Complaint on or before November 13, 2017. At this time, the Court has not established any further deadlines or case milestones.

RESULTS OF OPERATIONS

REPORTING AND FUNCTIONAL CURRENCIES

We use the U.S. dollar as our reporting currency. The functional currencies of our group are the Russian ruble in Russia, the Pakistani rupee in Pakistan, the Algerian dinar in Algeria, the Bangladeshi taka in Bangladesh, the Ukrainian hryvnia in Ukraine and the Uzbek som in Uzbekistan. The functional currency of the Italy Joint Venture is the euro.

Due to the significant fluctuation of the non-U.S. dollar functional currencies against the U.S. dollar in the periods covered by this discussion and analysis, changes in our consolidated operating results in functional currencies differ from changes in our operating results in reporting currencies during some of these periods. In the following discussion and analysis, we have indicated our operating results in both reporting and functional currencies and the devaluation or appreciation of functional currencies where it is material to explaining our operating results. For more information about exchange rates relating to our functional currencies, see “—Certain Ongoing Factors Affecting Our Financial Position and Results of Operations—Foreign Currency Translation” below.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	7

NINE MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2016

	Nine months ended September 30,
In millions of U.S. dollars	2017	2016

Consolidated income statements data:
Service revenue	6,891	6,309
Sale of equipment and accessories	173	121
Other revenue	90	101

Total operating revenue	7,154	6,531

Service costs	(1,409)	(1,312)
Cost of equipment and accessories	(187)	(146)
Selling, general and administrative expenses	(2,724)	(2,624)
Depreciation	(1,117)	(1,072)
Amortization	(404)	(355)
Impairment loss	(2)	(15)
Loss on disposals of non-current assets	(16)	(14)

Total operating expenses	(5,859)	(5,538)

Operating profit	1,295	993

Finance costs	(673)	(611)
Finance income	70	46
Other non-operating losses	(112)	(67)
Shares of loss of joint ventures and associates	(256)	(29)
Impairment of joint ventures and associates	(110)	—
Net foreign exchange gain	47	104

Profit before tax	261	436

Income tax expense	(379)	(366)

(Loss) / profit for the period from continuing operations	(118)	70

Profit after tax for the period from discontinued operations	—	804

(Loss) / profit for the period	(118)	874

Attributable to:
The owners of the parent (continuing operations)	(158)	(33)
The owners of the parent (discontinued operations)	—	804
Non-controlling interest	40	103

	(118)	874

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	8

The tables below show for the periods indicated selected information about the results of operations in each of our reportable segments. For more information regarding our segments, see Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

SEGMENTATION OF TOTAL OPERATING REVENUE

	Nine months ended September 30,
In millions of U.S. dollars	2017	2016
Russia(1)	3,523	2,984
Pakistan	1,146	926
Algeria	701	794
Bangladesh	443	469
Ukraine	463	436
Uzbekistan	436	498
HQ	—	—
Others(2)	442	424

Total	7,154	6,531

(1)

Certain comparative amounts in the Russia segment have been reclassified to conform to the current period’s presentation. For more information, please refer to Note 8 to our audited consolidated financial statements included in our 2016 Annual Report.

(2)

Beginning with the year ended December 31, 2016, “Others” is no longer a reportable segment and therefore is included herein for the nine months ended September 30, 2017 and September 30, 2016 only as a reconciling category between our total revenue and the revenue of our seven reportable segments. For a discussion of the treatment of our “Others” segment and our operations in Kazakhstan for each of the periods discussed in this document, please see “—Reportable Segments.”

SEGMENTATION OF ADJUSTED EBITDA(1)

	Nine months ended September 30,
In millions of U.S. dollars	2017	2016
Russia	1,359	1,155
Pakistan	530	378
Algeria	334	422
Bangladesh	186	212
Ukraine	254	237
Uzbekistan	228	290
HQ(2)	(200)	(329)
Others(3)	143	84

Total	2,834	2,449

(1)

Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” in our 2016 Annual Report for more information on how we calculate Adjusted EBITDA. For the reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, see Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

(2)

HQ includes transactions related to management activities within the group reported as a stand-alone segment for the nine months ended September 30, 2017 and presented as a separate segment for the nine months ended September 30, 2016. For a discussion of the treatment of our “HQ” segment for each of the periods discussed in this document, please see “—Reportable Segments.”

(3)

Beginning with the year ended December 31, 2016, “Others” is no longer a reportable segment and therefore is included herein for the nine months ended September 30, 2017 and September 30, 2016 only as a reconciling category between our total revenue and the revenue of our seven reportable segments. For a discussion of the treatment of our “Others” segment and our operations in Kazakhstan for each of the periods discussed in this document, please see “—Reportable Segments.”

TOTAL OPERATING REVENUE

During the nine month periods ended September 30, 2017 and 2016, we generated revenue from providing voice, data and other telecommunication services through a range of traditional and broadband mobile and fixed technologies, as well as selling equipment and accessories.

Our consolidated total operating revenue increased by 10% to US$7,154 million during the nine months ended September 30, 2017 compared to US$6,531 million during the nine months ended September 30, 2016, primarily due to an increase of total operating revenue of 18% in Russia due to the strengthening ruble, 24% in Pakistan as a result of the Pakistan Merger, increased data revenues, supported by customer growth, and 6% in Ukraine driven by successful commercial activities, and continued strong growth of mobile data customers. The increase was partially offset by a decrease of total revenue of 12% in Algeria due to difficult macroeconomic environment, new finance law and customer churn, caused by competitive pressure in

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	9

the market, 13% in Uzbekistan mainly as a result of the appreciation of the U.S. dollar against the Uzbek som, and 5% in Bangladesh, mainly due to network availability issues.

The discussion of revenue by reportable segments includes intersegment revenue. The management assesses the performance of each reportable segment on this basis because it believes the inclusion of intersegment revenue better reflects the true performance of each segment on a standalone basis.

TOTAL OPERATING EXPENSES

Our consolidated total operating expenses increased by 6% to US$5,859 million during the nine months ended September 30, 2017 compared to US$5,538 million during the nine months ended September 30, 2016. The increase was primarily due to a 4% increase in selling, general and administrative expenses impacted by a reduction of US$106 million during the nine month period ended September 30, 2017 following the amendment of an agreement with a vendor, a 7% increase in service costs, a 4% increase of depreciation expenses and a 14% increase in amortization expenses, mainly as a result of the appreciation of the ruble and consolidation of Warid from July 1, 2016.

ADJUSTED EBITDA

Our consolidated Adjusted EBITDA increased by 16% to US$2,834 million during the nine months ended September 30, 2017 compared to US$2,449 million during the nine months ended September 30, 2016, mainly due to the appreciation of the ruble and the consolidation of Warid from July 1, 2016.

Adjusted EBITDA is a non-IFRS financial measure. Please see “Explanatory Note—Non-IFRS Financial Measures” for more information on how we calculate Adjusted EBITDA. For the reconciliation of Adjusted EBITDA to profit for the year, the most directly comparable IFRS financial measure, please refer to Note 4 to our unaudited interim condensed consolidated financial statements attached hereto.

Depreciation expenses

Our consolidated depreciation expenses increased by 4% to US$1,117 million in the nine months ended September 30, 2017 compared to US$1,072 million in the nine months ended September 30, 2016. The increase was primarily the result of accelerated depreciation expenses as a result of the Warid integration.

Amortization expenses

Our consolidated amortization expenses increased by 14% to US$404 million in the nine months ended September 30, 2017 compared to US$355 million in the nine months ended September 30, 2016. The increase was primarily the result of the Warid integration.

Impairment loss

Our consolidated impairment loss was US$2 million in the nine months ended September 30, 2017 compared to an impairment loss of US$15 million in the nine months ended September 30, 2016. The decrease in impairment loss was primarily due to the re-evaluation of impairment losses, which resulted in the reversal of a portion of the impairment related to equipment impaired in 2016.

Loss on disposals of non-current assets

Our consolidated loss on disposals of non-current assets increased to US$16 million during the nine months ended September 30, 2017 compared to US$14 million during the nine months ended September 30, 2016, mainly due to increased equipment disposals as a result of ongoing network modernization projects.

OPERATING PROFIT

Our consolidated operating profit increased to US$1,295 million in the nine months ended September 30, 2017 compared to US$993 million in the nine months ended September 30, 2016 due to increased total operating revenues, which were partially offset by overall increased service costs, selling, general and administrative expenses, depreciation and amortization expenses.

NON-OPERATING PROFITS AND LOSSES

Finance costs

Our consolidated finance costs increased by 10% to US$673 million in the nine months ended September 30, 2017 compared to US$611 million in the nine months ended September 30, 2016, primarily due to due to the bonds issued by GTH in April 2016 and interest accrued on the put option liability over non-controlling interest in Pakistan.

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Finance income

Our consolidated finance income increased to US$70 million in the nine months ended September 30, 2017 compared to US$46 million in the nine months ended September 30, 2016, primarily due to increased cash on deposit accounts in HQ, Ukraine and Russia.

Other non-operating losses

We recorded US$112 million in other non-operating losses during the nine months ended September 30, 2017 compared to US$67 million in other non-operating losses during the nine months ended September 30, 2016, an increase of 67%. The increase in non-operating losses in the nine months ended September 30, 2017 was primarily due to a loss of US$124 million resulting from premiums paid on the early redemption of bonds.

Shares of loss of joint ventures and associates

We recorded a loss of US$256 million from our investments in joint ventures and associates in the nine months ended September 30, 2017 compared to a loss of US$29 million in the nine months ended September 30, 2016. This was mainly driven by a loss from the Italy Joint Venture in an amount of US$234 million and a loss of US$22 million from the Euroset operation. The Italy Joint Venture loss was mainly driven by integration costs, as well as accelerated depreciation and amortization recorded during the nine months ended September 30, 2017, primarily as a result of the reduction in the useful life of network assets due to the network modernization program.

Impairment of joint ventures and associates

During the nine months ended September 30, 2017 we recorded a further impairment of US$110 million against the carrying value of the investment in Euroset, resulting in a post-impairment carrying value of zero.

For more information, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.

Net foreign exchange gain

We recorded a gain of US$47 million from foreign currency exchange in the nine months ended September 30, 2017 compared to a gain of US$104 million from foreign currency exchange in the nine months ended September 30, 2016. The decrease in net foreign exchange gain was primarily the result of appreciation of the ruble against the U.S. dollar in the nine months of 2017 partially offset by foreign currency exchange loss of US$32 million due to local currency devaluation in Uzbekistan recorded in the nine months ended September 30, 2017.

INCOME TAX EXPENSE

The statutory income tax rates during the nine months ended September 30, 2017 and 2016 for each reportable segment were as follows:

	Nine months ended September 30,
	2017	2016
Russia	20.0%	20.0%
Pakistan	30.0%	31.0%
Algeria	26.0%	26.0%
Bangladesh	45.0%	45.0%
Ukraine	18.0%	18.0%
Uzbekistan	50.0%	50.0%
Uzbekistan subnational tax	3.3%	3.3%

Our consolidated income tax expense increased by 4% to US$379 million in the nine months ended September 30, 2017 compared to US$366 million in the nine months ended September 30, 2016.

The increase in income taxes was primarily due to higher profitability in countries with a higher nominal tax rate, other non-deductible expenses and other income tax losses for which no deferred tax asset has been recognized. Our effective tax rate in absolute terms was 145% for the nine months ended September 30, 2017, as compared to 84% for the nine months ended September 30, 2016. The difference was primarily driven by non-deductible expenses in respect of share of loss of joint ventures and associates and impairment of joint ventures and associates, reducing profit before tax by US$256 million and US$110 million, respectively, as well as the income

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tax loss arising from early debt redemption for which no deferred tax asset has been recognized, reducing profit before tax by US$124 million.

For more information regarding income tax expenses, please refer to Note 6 of our unaudited interim condensed consolidated financial statements attached hereto.

(LOSS) / PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS

In the nine months ended September 30, 2017, our consolidated loss for the period from continuing operations was US$118 million, compared to a consolidated profit of US$70 million for the nine months ended September 30, 2016. The increase in consolidated loss from continuing operations is primarily a result of the reasons described above in “—Non Operating Profits and Losses.”

PROFIT FOR THE PERIOD FROM DISCONTINUED OPERATIONS

In the nine months ended September 30, 2016, our consolidated profit after tax for the period from discontinued operations, which was comprised primarily of our historical WIND operations in Italy, was US$804 million. As of November 5, 2016, our WIND operations in Italy were contributed into the Italy Joint Venture, which is accounted for as a joint venture and the results of which are classified as a share of loss of joint ventures and associates.

(LOSS) / PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT

In the nine months ended September 30, 2017, the consolidated loss for the period attributable to the owners of the parent was US$158 million compared to a profit of US$771 million in the nine months ended September 30, 2016. The change was mainly due to the profit for the period from discontinued operations recorded in the nine month period of 2016 and the reasons described above in “—Non Operating Profits and Losses”.

(LOSS) / PROFIT FOR THE PERIOD ATTRIBUTABLE TO NON CONTROLLING INTEREST

Our profit for the period attributable to non-controlling interest was US$40 million in the nine months ended September 30, 2017 compared to a profit of US$103 million in the nine months ended September 30, 2016. The decrease was mainly due to the profit for the period from discontinued operations recorded in the nine months ended September 30, 2016.

RUSSIA

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,

In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	3,523	2,984	18%

Mobile service revenue	2,867	2,390	20%

- of which FMC(1)	63	11	471%

- of which mobile data	749	555	35%

Fixed-line service revenue	509	493	3%

Sales of equipment, accessories and other	147	101	46%

Operating expenses	2,164	1,829	18%

Adjusted EBITDA	1,359	1,155	18%

Adjusted EBITDA margin	38.6%	38.7%	(0.1p.p.)

(1)	Fixed-mobile convergence services (“FMC”)

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RESULTS OF OPERATIONS IN RUB

	Nine months ended September 30,
In millions of RUB (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	205,472	202,873	1%

Mobile service revenue	167,186	162,348	3%

- of which FMC	3,652	714	411%

- of which mobile data	43,697	37,685	16%

Fixed-line service revenue	29,663	33,578	-12%

Sales of equipment, accessories and other	8,623	6,947	24%

Operating expenses	126,238	124,484	1%

Adjusted EBITDA	79,234	78,389	1%

Adjusted EBITDA margin	38.6%	38.6%	(0.1p.p.)

SELECTED PERFORMANCE INDICATORS
	Nine months ended September 30,
	2017	2016	‘16-17 % change
Mobile
Customers in millions	58.8	58.4(1)	1%
ARPU in US$	5.4	4.5(2)	21%
ARPU in RUB	315	303(2)	4%
Mobile data customers in millions	39.1	36.2(1)	8%
Fixed line
Broadband customers in millions	2.2	2.1(1)	3%

(1)

Effective December 1, 2016, customers of our fixed-mobile convergence services are included when determining our number of customers. Prior to December 1, 2016, customers of our fixed-mobile convergence services were not included. Our number of customers as of the nine months ended September 30, 2016 have been restated in this report to account for this adjustment.

(2)

Effective December 1, 2016, when determining revenue for purposes of calculating ARPU, mobile financial services revenue is included. Prior to December 1, 2016, mobile financial services revenue was not included. The ARPU figures for the nine months ended September 30, 2016 have been restated in this report to account for this adjustment.

NINE MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2016

Our total operating revenue in Russia increased by 18% to US$3,523 million in the nine months ended September 30, 2017 compared to US$2,984 million in the nine months ended September 30, 2016 due to the strengthening ruble.

In functional currency terms, total operating revenue increased to RUB 205,472 million in the nine months ended September 30, 2017 compared to RUB 202,873 million in the nine months ended September 30, 2016. The 16% increase in mobile data revenue was driven by increased penetration of smartphones and customer migration to bundled tariff plans with highed data allowance. The increase was offset by a decrease in mobile voice and fixed-line revenue. The mobile voice revenue decrease is due to substitution of voice calls by data-based services and customer migration to new tariff plans. The fixed-line revenue decrease was driven by the reduction of low-marginal wholesale traffic, the effect of the strengthening ruble on foreign currency contracts and growing penetration of FMC in the customer base.

ADJUSTED EBITDA

Our Russia Adjusted EBITDA increased by 18% to US$1,359 million in the nine months ended September 30, 2017 compared to US$1,155 million in the nine months ended September 30, 2016 due to the ruble strengthening.

In functional currency terms, our Russia Adjusted EBITDA increased by 1% in the nine months ended September 30, 2017 compared to the same period in the previous year, primarily as a result of higher service margin partly offset by higher cost related to operating of a growing network and increased tariffs for utilities.

SELECTED PERFORMANCE INDICATORS

As at September 30, 2017, we had 58.8 million mobile customers in Russia, including 0.8 million FMC customers, representing an increase of 1% from 58.4 million mobile customers as at September 30, 2016, due to increased sales and improved churn.

In the nine months ended September 30, 2017, our mobile ARPU in Russia increased by 21% to US$5.4 compared to US$4.5 in the nine months ended September 30, 2016, primarily as a result of foreign exchange effects. In functional currency terms, mobile ARPU in Russia increased by 4%, due to continued efforts to simplify tariff plans, successful customer base management and the increase in penetration of bundled offerings.

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As at September 30, 2017, we had 39.1 million mobile data customers, representing an increase of 8% from 36.2 million mobile data customers as at September 30, 2016. The increase was mainly due to the increased smartphone penetration.

The fixed line broadband customers are mainly represented by FTTB customers. As at September 30, 2017, we had approximately 2.2 million fixed line customers in Russia, including 0.8 million FMC customers, representing an increase of 3% from 2.1 million fixed-line customers as at September 30, 2016. The increase was mainly due to sales and churn improvement.

PAKISTAN

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	1,146	926	24%

Mobile service revenue	1,068	871	23%

- of which mobile data	165	107	54%

Sales of equipment, accessories and other	78	55	44%

Operating expenses	616	548	13%

Adjusted EBITDA	530	378	40%

Adjusted EBITDA margin	46.2%	40.8%	5.4p.p.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	14

RESULTS OF OPERATIONS IN PKR

	Nine months ended September 30,
In millions of PKR (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	120,348	96,899	24%

Mobile service revenue	112,099	91,185	23%

- of which mobile data	17,358	11,253	54%

Sales of equipment, accessories and other	8,249	5,714	44%

Operating expenses	64,698	57,345	13%

Adjusted EBITDA	55,650	39,554	41%

Adjusted EBITDA margin	46.2%	40.8%	5.4p.p.

SELECTED PERFORMANCE INDICATORS
	Nine months ended September 30,
	2017	2016	‘16-17 % change

Mobile

Customers in millions	53.1	51.0	4%

ARPU in US$	2.3	2.2(1)	1%

ARPU in PKR	237	234(1)	2%

Mobile data customers in millions	28.4	24.7	15%

(1)

Effective December 1, 2016, when determining revenue for purposes of calculating ARPU, mobile financial services revenue is included. Prior to December 1, 2016, mobile financial services revenue was not included. The ARPU figures for the nine months ended September 30, 2016 have been restated in this report to account for this adjustment.

NINE MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2016

On July 1, 2016, VEON Ltd., together with its subsidiary GTH, acquired 100% of the voting shares in Warid, a mobile telecommunications provider. VEON Ltd. consolidated Warid financials in the Pakistan segment starting from July 1, 2016, which affects comparability with previous periods. For more information regarding our acquisitions and dispositions, see “—Key Developments and Trends” in our 2016 Annual Report and Note 6 to our audited consolidated financial statements incorporated therein.

MOBILE REVENUE

In the nine months ended September 30, 2017, our Pakistan total operating revenue increased by 24% to US$1,146 million in the nine months ended September 30, 2017 compared to US$926 million in the nine months ended September 30, 2016, as a result of the Pakistan Merger and increased data revenues, supported by customer growth.

In functional currency terms, our Pakistan total operating revenue increased by 24%.

ADJUSTED EBITDA

Our Pakistan Adjusted EBITDA increased by 40% to US$530 million in the nine months ended September 30, 2017 compared to US$378 million in the nine months ended September 30, 2016 primarily due to the Pakistan Merger, higher revenue, lower SIM tax costs and lower HR and G&A costs.

In functional currency terms, our Pakistan Adjusted EBITDA increased by 41%.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	15

SELECTED PERFORMANCE INDICATORS

As at September 30, 2017, we had 53.1 million customers in Pakistan, representing an increase of 4% from 51.0 million customers as at September 30, 2016, primarily driven by continued increase of subscriber acquisition combined with lower churn through focus on price simplicity and efficient distribution channel management.

In the nine months ended September 30, 2017, our mobile ARPU in Pakistan increased by 1% to US$2.3 compared to US$2.2 in the nine months ended September 30, 2016. In functional currency terms, mobile ARPU in Pakistan increased in the nine months ended September 30, 2017 to PKR 237 compared to PKR 234 in the nine months ended September 30, 2016. These two periods are not comparable as 2016 ARPU consists of 6 months of Mobilink ARPU and 3 months of Jazz, while 2017 ARPU is derived only from Jazz figures.

As at September 30, 2017, we had 28.4 million mobile data customers in Pakistan, representing an increase of 15% from 24.7 million mobile data customers as at September 30, 2016. The increase was due to customer base migration to bundled tariff plans and the 3G expansion.

ALGERIA

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	701	794	-12%

Mobile service revenue	689	787	-12%

- of which mobile data	85	51	66%

Sales of equipment, accessories and other	12	7	91%

Operating expenses	367	372	-1%

Adjusted EBITDA	334	422	-21%

Adjusted EBITDA margin	47.6%	53.2%	(5.5p.p.)

RESULTS OF OPERATIONS IN DZD

	Nine months ended September 30,
In millions of DZD (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	76,921	86,492	-11%

Mobile service revenue	75,533	85,774	-12%

- of which mobile data	9,294	5,586	66%

Sales of equipment, accessories and other	1,388	718	93%

Operating expenses	40,279	40,545	-1%

Adjusted EBITDA	36,642	45,947	-20%

Adjusted EBITDA margin	47.6%	53.1%	(5.5p.p.)

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	16

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2017	2016	‘16-17 % change

Mobile

Customers in millions	15.2	15.9	-4%

ARPU in US$	4.8	5.3(1)	-8%

ARPU in DZD	530	576(1)	-8%

Mobile data customers in millions	7.3	6.4	14%

(1)

Effective December 1, 2016, when determining revenue for purposes of calculating ARPU, mobile financial services revenue is included. Prior to December 1, 2016, mobile financial services revenue was not included. The ARPU figures for the nine months ended September 30, 2016 have been restated in this report to account for this adjustment.

NINE MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2016

Our Algeria total operating revenue decreased by 12% to US$701 million in the nine months ended September 30, 2017 compared to US$794 million in the nine months ended September 30, 2016 partially due to a difficult macroeconomic environment characterized by an accelerating inflation rate and strong competitive environment. Total operating revenue for the nine months ended September 30, 2017 was also affected by a new finance law, effective as at January 2017, which increased VAT from 7% to 19% on data services and from 17% to 19% on voice services, and increased taxes on recharges from 5% to 7%. These taxes and recharges could not be passed on to customers. In addition, revenue was negatively affected by customer churn, caused by competitive pressure in the market. As a result, service revenue decreased year-on-year. Data revenue growth, however, remained strong due to higher usage and an increase in data customers as a result of the rollout of 3G and 4G/LTE networks.

In functional currency terms, total operating revenue in Algeria decreased by 11%.

For a description of the risks associated with the current operating conditions in Algeria, see “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements” and “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions” in our 2016 Annual Report.

ADJUSTED EBITDA

Our Algeria Adjusted EBITDA decreased by 21% to US$334 million in the nine months ended September 30, 2017 compared to US$422 million in the nine months ended September 30, 2016 primarily due to the decrease in total revenues, as discussed above, along with incremental impact from increased taxes on recharges.

In functional currency terms, our Algeria Adjusted EBITDA decreased by 20%.

SELECTED PERFORMANCE INDICATORS

Customers in our Algeria segment decreased by 4% to approximately 15.2 million as at September 30, 2017 compared to 15.9 million customers as at September 30, 2016. The decrease was mainly due to competitive pressure in the market.

In the nine months ended September 30, 2017, our mobile ARPU in Algeria decreased by 8% to US$4.8 compared to US$5.3 in the nine months ended September 30, 2016. In functional currency terms, our mobile ARPU in Algeria decreased by 8%, mainly due to aggressive price competition and high-value customer churn.

As at September 30, 2017, we had approximately 7.3 million mobile data customers in Algeria, representing an increase of 14% from the 6.4 million mobile data customers as at September 30, 2016. The increase was mainly due to the acceleration of 4G/LTE network deployment and increased smartphone penetration.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

BANGLADESH

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	443	469	-5%

Mobile service revenue	431	458	-6%

- of which mobile data	59	45	30%

Sales of equipment, accessories and other	12	11	22%

Operating expenses	257	257	0%

Adjusted EBITDA	186	212	-12%

Adjusted EBITDA margin	41.9%	45.2%	(3.3p.p.)

RESULTS OF OPERATIONS IN BDT

	Nine months ended September 30,
In millions of BDT (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	35,650	36,729	-3%

Mobile service revenue	34,652	35,934	-4%

- of which mobile data	4,727	3,530	34%

Sales of equipment, accessories and other	998	795	26%

Operating expenses	20,710	20,123	3%

Adjusted EBITDA	14,940	16,606	-10%

Adjusted EBITDA margin	41.9%	45.2%	(3.3p.p.)

SELECTED PERFORMANCE INDICATORS
	Nine months ended September 30,
	2017	2016	‘16-17 % change

Mobile

Customers in millions	31.4	29.0	8%

ARPU in US$	1.5	1.7	-7%

ARPU in BDT	124	130	-4%

Mobile data customers in millions	17.1	14.6	17%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	18

NINE MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2016

Our Bangladesh total operating revenue decreased by 5% to US$443 million in the nine months ended September 30, 2017 compared to US$469 million in the nine months ended September 30, 2016. The main operational focus during the nine months ended September 30, 2017 was on restoring network availability and addressing the 3G gap vis-à-vis the competition, and on customer acquisition following the completion of the government-mandated SIM re-verification program.

In functional currency terms, total operating revenue in Bangladesh decreased by 3%, due to a decrease of service revenue. Service revenue decreased as a result of the imposition of an incremental 2% supplementary duty on recharges, effective from June 2016, in addition to the 1% surcharge introduced in March 2016, the network availability issues caused by the extreme weather conditions in the country, resulting in loss of high value customers and aggressive price competition in the market.

ADJUSTED EBITDA

Our Bangladesh Adjusted EBITDA decreased by 12% to US$186 million in the nine months ended September 30, 2017 compared to US$212 million in the nine months ended September 30, 2016 due to lower revenue, as discussed above, higher commercial costs and the increase of technology-related costs to improve network availability, partially offset by lower HR costs.

In functional currency terms, our Bangladesh Adjusted EBITDA decreased by 10%.

SELECTED PERFORMANCE INDICATORS

Customers in our Bangladesh segment increased to 31.4 million as at September 30, 2017 compared to 29 million customers as at September 30, 2016. The 8% increase was mainly due to intensive acquisition campaigns.

In the nine months ended September 30, 2017 and September 30, 2016, our mobile ARPU in Bangladesh decreased by 7% to US$1.5. In functional currency terms, mobile ARPU in Bangladesh decreased in the nine months ended September 30, 2017 by 4% to BDT 124 compared to BDT 130 in the nine months ended September 30, 2016 mainly due aggressive pricing in the market and lower traffic due to network availability issues.

As at September 30, 2017, we had approximately 17.1 million mobile data customers in Bangladesh, representing an increase of 17% from the 14.6 million mobile data customers as at September 30, 2016, mainly due to increased smart-phone penetration.

UKRAINE

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	463	436	6%

Mobile service revenue	429	403	6%

- of which mobile data	110	67	64%

Fixed-line service revenue	32	31	4%

Sales of equipment, accessories and other	2	2	-6%

Operating expenses	209	199	5%

Adjusted EBITDA	254	237	7%

Adjusted EBITDA margin	55.0%	54.3%	0.6p.p.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	19

RESULTS OF OPERATIONS IN UAH

	Nine months ended September 30,
In millions of UAH (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	12,245	11,079	11%

Mobile service revenue	11,352	10,250	11%

- of which mobile data	2,901	1,699	71%

Fixed-line service revenue	847	782	8%

Sales of equipment, accessories and other	46	47	-2%

Operating expenses	5,518	5,061	9%

Adjusted EBITDA	6,727	6,018	12%

Adjusted EBITDA margin	54.9%	54.3%	0.6p.p.

SELECTED PERFORMANCE INDICATORS
	Nine months ended September 30,
	2017	2016	‘16-17 % change

Mobile

Customers in millions	26.4	26.3	1%

ARPU in US$	1.8	1.7	5%

ARPU in UAH	47	43	9%

Mobile data customers in millions	11.8	10.6	11%

Fixed line

Broadband customers in millions	0.8	0.8	0%

NINE MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2016

Our Ukraine total operating revenue increased by 6% to US$463 million in the nine months ended September 30, 2017 compared to US$436 million in the nine months ended September 30, 2016. The increase was primarily due to strong growth in mobile service revenue, driven by successful commercial activities stimulated by the continued 3G roll-out and increased penetration of data-centric tariffs, continued strong growth of mobile data customers and data consumption.

In functional currency terms, our Ukraine total operating revenue in the nine months ended September 30, 2017 increased by 11%.

ADJUSTED EBITDA

Our Ukraine Adjusted EBITDA increased by 7% to US$254 million in the nine months ended September 30, 2017 compared to US$237 million in the nine months ended September 30, 2016.

In functional currency terms, our Ukraine Adjusted EBITDA increased by 12% in the nine months ended September 30, 2017 compared to the same period in the previous year, primarily due to higher revenues, as discussed above, and lower interconnection costs partially offset by the increase in roaming costs, commercial costs driven by higher subscribers acquisition and structural opex, such as license and frequency fees.

SELECTED PERFORMANCE INDICATORS

As at September 30, 2017, we had approximately 26.4 million mobile customers in Ukraine compared to 26.3 million mobile customers as at September 30, 2016, representing an increase of 1%, as a result of increased gross additions and improved churn.

In the nine months ended September 30, 2017, our mobile ARPU in Ukraine increased by 5% to US$1.8 compared to the nine months ended September 30, 2016. In functional currency terms, mobile ARPU in Ukraine increased in the nine months ended September 30, 2017 by 9% to UAH 47 compared to UAH 43 in the nine months ended September 30, 2016 driven by higher revenue as described above. As at September 30, 2017, we had approximately 0.8 million fixed line broadband customers in Ukraine, which was broadly stable compared to September 30, 2016.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	20

UZBEKISTAN

RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	436	498	-13%

Mobile service revenue	432	494	-13%

- of which mobile data	108	112 (1)	-4%

Fixed-line service revenue	3	3	-19%

Sales of equipment, accessories and other	1	1	73%

Operating expenses	208	208	0%

Adjusted EBITDA	228	290	-21%

Adjusted EBITDA margin	52.4%	58.3%	(5.9p.p.)

(1)

Effective January 1, 2017, the definition of mobile data revenue was adjusted to account for changes to bundle allocation methodology. The mobile data revenue figures for the nine months ended September 30, 2016 have been restated in this report to account for this adjustment.

RESULTS OF OPERATIONS IN UZS

	Nine months ended September 30,
In billions of UZS (except as indicated)	2017	2016	‘16-17 % change

Total operating revenue	1,714	1,450	18%

Mobile service revenue	1,702	1,439	18%

- of which mobile data	423	326(1)	30%

Fixed-line service revenue	11	10	10%

Sales of equipment, accessories and other	1	1	163%

Operating expenses	821	605	36%

Adjusted EBITDA	893	845	6%

Adjusted EBITDA margin	52.1%	58.3%	(6.2p.p.)

(1)

Effective January 1, 2017, the definition of mobile data revenue was adjusted to account for changes to bundle allocation methodology. The mobile data revenue figures for the nine months ended September 30, 2016 have been restated in this report to account for this adjustment.

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2017	2016	‘16-17 % change
Mobile

Customers in millions	9.5	9.6	-0.1%

ARPU in US$	5.0	5.6	-10%

ARPU in UZS	19,753	16,319	21%

Mobile data customers in millions	4.7	4.5	5%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

NINE MONTHS ENDED SEPTEMBER 30, 2017 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2016

In the nine months ended September 30, 2017, our Uzbekistan total operating revenue decreased by 13% to US$436 million compared to US$498 million in the nine months ended September 30, 2016. In Uzbekistan, our tariff plans were pegged to the U.S. dollar until September 5, 2017. Since September 5, 2017, our tariff plans are denominated in UZS. For further information, see “—Key Developments During the Third Quarter of 2017—Impact of currency regime developments in Uzbekistan.”

In functional currency terms, our Uzbekistan total operating revenue increased by 18%, mainly as a result of the increased tariffs in Uzbek som resulting from the appreciation of U.S. dollar against the local currency and successful marketing activities, together with increased mobile data revenue, interconnect services and value added services. Mobile data revenue increased by 30% during the period, driven by the rollout of additional mobile data networks, increased smartphone and bundled offering penetration.

ADJUSTED EBITDA

In the nine months ended September 30, 2017, our Uzbekistan Adjusted EBITDA decreased by 21% to US$228 million compared to US$290 million in the nine months ended September 30, 2016, primarily due to decreased revenue and higher customer-related costs.

In functional currency terms, in the nine months ended September 30, 2017, our Uzbekistan Adjusted EBITDA increased by 6% compared to the nine months ended September 30, 2016, primarily due to the revenue increase discussed above, partially offset by higher interconnect costs as a result of both higher off-net usage and a negative currency effect together with increases in content costs, commercial costs and structural opex.

SELECTED PERFORMANCE INDICATORS

As at September 30, 2017, we had 9.5 million mobile customers in our Uzbekistan segment compared to 9.6 million mobile customers as at September 30, 2016, which, on an unrounded basis was largely stable.

In the nine months ended September 30, 2017, our mobile ARPU in Uzbekistan was US$5.0 compared to US$5.6 in the nine months ended September 30, 2016, representing a decrease of 10% for the period. In functional currency terms, mobile ARPU in Uzbekistan increased by 21% to UZS 19,753 in the nine months ended September 30, 2017 compared to UZS 16,319 in the nine months ended September 30, 2016 mainly due to the reasons described above with respect to total operating revenue.

As at September 30, 2017, we had approximately 4.7 million mobile data customers in Uzbekistan compared to approximately 4.5 million mobile data customers as at September 30, 2016, representing an increase of 5% primarily due to data network strengthening, increased penetration of smartphones and bundled offerings.

HQ

For historical periods prior to the year ended December 31, 2016, we reported an “HQ and Others” segment, comprised of our current “HQ” segment and the results of our current “Others” category. As of December 31, 2016, “Others” is no longer a reportable segment in our financial statements. Therefore, we have presented our results and analysis for the nine months ended September 30, 2016 to reflect our new HQ segment.

Our HQ Adjusted EBITDA increased by 39% to negative US$200 million for the nine months ended September 30, 2017, compared to negative US$329 million for the nine months ended September 30, 2016, primarily due to lower performance transformation costs.

ITALY JOINT VENTURE

For the nine months ended September 30, 2016, we classified our Italian business unit as an asset held for sale and discontinued operation in our consolidated financial statements. In connection with this classification, VEON Ltd. no longer accounted for depreciation and amortization expenses of the Italian operation. The intercompany positions were disclosed as related party transactions and balances. On November 5, 2016, the balance sheet of the Italian business was deconsolidated and an investment in a joint venture, in which VEON Ltd. has joint control, was recorded. Our financial data for the nine months ended September 30, 2017 accounts for the Italy Joint Venture in shares of loss of joint ventures and associates. Please refer to Note 7 to our unaudited interim condensed consolidated financial statements attached hereto.

Under the joint venture transaction, VEON Ltd. contributed its entire shareholding in its historical operations in Italy, in exchange for a 50% interest in the newly formed Italy Joint Venture. As a result, the company does not control the Italy Joint Venture’s operations in Italy. The Italy Joint Venture publishes an independent set of financials results, which describe the performance of that entity.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

As at September 30, 2017, we had negative working capital of US$789 million, compared to negative working capital of US$2,007 million as at December 31, 2016. Working capital is defined as current assets less current liabilities. The change in our working capital as at September 30, 2017 compared to December 31, 2016 was primarily due to a decrease in current financial liabilities by US$1,342 million as a result of the redemption of Russian ruble denominated bonds.

Our working capital is monitored on a regular basis by the management. The management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, the management believes that our cash balances and available credit facilities are sufficient to meet our short term and foreseeable long term cash requirements.

CONSOLIDATED CASH FLOW SUMMARY

The following table shows our consolidated cash flows for the nine month periods ended September 30, 2017 and 2016:

	Nine months ended September 30,
In millions of U.S. dollars	2017	2016
Net cash flows from operating activities	1,996	1,430
- from continuing operations	1,996	808
- from discontinued operations	—	622
Net cash used in investing activities	(1,690)	(1,670)
- from continuing operations	(1,690)	(1,091)
- from discontinued operations	—	(579)
Net cash from financing activities	(356)	349
- from continuing operations	(356)	369
- from discontinued operations	—	(20)

OPERATING ACTIVITIES

During the nine months ended September 30, 2017, net cash flows from operating activities increased to US$1,996 million from US$1,430 million during the nine months ended September 30, 2016. The increase of cash flows from operating activities was mainly due to payment of US$795 million of fines and disgorgements in relation to agreements with the SEC, DOJ and OM during the nine months ended September 30, 2016. The increase was partially offset by cash flows from discontinued operations during the nine months ended September 30, 2016, which was not recorded during the nine months ended September 30, 2017 due to the deconsolidation of the Italian operation.

INVESTING ACTIVITIES

Our investing activities included payments related to the purchase of equipment, frequency permissions and licenses, capitalized customer acquisition costs, software and other assets as a part of the ongoing development of our mobile networks and fixed line business.

During the nine months ended September 30, 2017, our total payments for purchases of property, equipment and intangible assets were US$1,559 million compared to US$1,103 million during the nine months ended September 30, 2016. The increase was primarily due to increased investments in property and equipment in Russia, investments in property and equipment and license acquisition in Pakistan, increased investments in financial assets, and the lack of an outflow by discontinued operations after deconsolidation of the Italian operation.

ACQUISITIONS AND DISPOSITIONS

For information regarding our acquisitions and dispositions, see Notes 9 and 10 to our unaudited interim condensed consolidated financial statements attached hereto.

FINANCING ACTIVITIES

The Company assesses its capital raising and refinancing needs on an ongoing basis and may consider from time to time a number of options, including additional credit facilities, the issuance of debt securities in local and international capital markets, as well as repurchases of its securities in the open market. In addition, Banglalink is currently evaluating alternatives to improve its capital structure in the form of an additional credit facility and the proceeds from any such activity may be used for the refinancing of existing debt and general corporate purposes (including capital expenditures).

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	23

During the nine months ended September 30, 2017, we repaid US$4,658 million of indebtedness and raised US$5,247 million net of fees paid for borrowings. As at September 30, 2017, the principal amounts of our external indebtedness represented by bank loans, bonds, equipment financing and loans amounted to US$11.4 billion, compared to US$10.8 billion as at September 30, 2016.

For additional information on our financial activities, please refer to our unaudited interim condensed consolidated financial statements attached hereto and “—Key Developments during the Third Quarter of 2017”.

INDEBTEDNESS

Many of the agreements relating to indebtedness contain various covenants, including financial covenants relating to our financial performance or financial condition, as well as negative pledges, compliance with laws requirements, and restrictions on mergers, acquisitions and certain asset disposals, subject to agreed exceptions. In addition, certain of these agreements subject certain of our subsidiaries to restrictions on their ability to pay dividends, make loans or repay debts to us. Our financing agreements have various customary events of default which can be triggered by events including non-payment, breach of applicable covenants, loss of certain mobile licenses, non-payment cross-default, cross-acceleration, certain judgment defaults, certain material adverse events and certain insolvency events, subject to applicable grace periods. Some of our financing agreements also contain “change of control” provisions that may allow the lenders to cancel the facility and/or to require us to make a prepayment if a person or group of persons (aside from the relevant principal shareholders) acquire beneficial or legal ownership of, or control over more than 50.0% of, the voting share capital, or in certain cases of VEON Ltd., cease to control more than 50.0% of the borrower’s voting share capital.

For additional information on our outstanding indebtedness, please refer to our unaudited interim condensed consolidated financial statements attached hereto.

For a description of some of the risks associated with certain of our indebtedness, please refer to the sections of our 2016 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—A disposition by one or both of our largest shareholders of their respective stakes in VEON Ltd. or a change in control of VEON Ltd. could harm our business.”’

For a discussion of the recent financing developments, see “—Key Developments during the Third Quarter of 2017.”

The following table provides a summary of our outstanding indebtedness with an outstanding principal balance exceeding US$30 million as at September 30, 2017, excluding indebtedness of the Italy Joint Venture.

	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

VEON Amsterdam B.V.	Loan from ING Bank N.V.	6 month LIBOR plus 1.08%	73	October 16, 2023	EKN, VEON Holdings	None

VEON Amsterdam B.V.	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	291	December 21, 2020	PJSC VimpelCom	None

VEON Amsterdam B.V.	Loan from HSBC Bank plc	1.72%	159	July 31, 2022	EKN, PJSC VimpelCom	None

VEON Holdings B.V.	Loan from China Development Bank Facility	5.71%	64	September 13, 2021	None	None

VEON Holdings B.V.	Notes from Citibank	3.95%	600	June 16, 2021	None	None

VEON Holdings B.V.	Notes from Citibank	4.95%	900	June 16, 2024	None	None

VEON Holdings B.V	Loan from SberBank	10.00%	1,637	May 19, 2022	None	None

VEON Holdings B.V	Syndicated Loan Facility (1)	3 month Libor plus 2.75%	622	February 16, 2022	None	None

VEON Holdings B.V.	Notes	9.00%	207	February 13, 2018	None	None

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	24

	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

VEON Holdings B.V.	Notes	5.20%	571	February 13, 2019	None	None

VEON Holdings B.V.	Notes	5.95%	983	February 13, 2023	None	None

VEON Holdings B.V.	Loan from Alfa Bank	8.80%	302	28 August, 2022	None	None

VEON Holdings B.V.	Loan from VTB	8.75%	517	31 August, 2022	None	None

VEON Holdings B.V.	Notes	7.5043%	628	March 1, 2022	PJSC VimpelCom	None

PJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.125%	166	April 30, 2018	None	None

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.748%	377	February 2, 2021	None	None

PJSC VimpelCom	RUB denominated notes	11.90%	431	October 3, 2025(2)	None	None

GTH Finance B.V.	Notes	6.25%	500	April 26, 2020	VimpelCom Holdings	None

GTH Finance B.V.	Notes	7.25%	700	April 26, 2023	VimpelCom Holdings	None

GTH	Term Loan	1 month US$ LIBOR plus 4.00%	200	Decembert 15, 2017	International Wireless Communications Pakistan Ltd, Telecom Ventures Ltd	None

PMCL	Loan from Habib Bank Limited	6 month KIBOR plus 1.15%	28	May 16, 2019	None	Certain assets of PMCL(3)

PMCL	Loan from MCB Bank Limited	6 month KIBOR plus 0.80%	152	December 23, 2020	None	Certain assets of PMCL(3)

PMCL	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	38	May 16, 2019	None	Certain assets of PMCL(3)

PMCL	Sukuk Certificates	3 month KIBOR plus 0.88%	49	December 22, 2019	None	Certain assets of PMCL(3)

PMCL	Loan from ING Bank N.V.	6 month LIBOR plus 1.90%	212	December 1, 2020	None	Certain assets of PMCL(3)

PMCL	Syndicated mark-up agreement via Habib Bank Limited	6.00%	57	December 31, 2023	None	Certain assets of PMCL(3)

PMCL	Syndicated mark-up agreement via Habib Bank Limited	6.00%	38	December 31, 2023	None	Certain assets of PMCL(3)

PMCL	Loan from United Bank Limited	6 month KIBOR plus 1.10%	30	May 16, 2021	None	Certain assets of PMCL(3)

BDCL	Senior Notes	8.625%	300	May 6, 2019	None	None

OTA	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate plus 2.00%	311	September 30, 2019	none	Dividend assignment

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	25

	Type of debt/original lender	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

Other loans, equipment financing and capital lease obligations	—	—	293	—	—	—

(1)	This is part of the combined Revolving Credit Facility and Term Loan signed with multiple banks with Citibank as the agent. The Outstanding amount reflects the Term Loan portion fully drawn out in EUR. The RCF remains undrawn.
(2)	These notes are subject to an investor put option at October 13, 2017.
(3)	Charges over moveable fixed assets, receivables, cash balances, investments, cash collections and book debts.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS

During the nine months ended September 30, 2017, our capital expenditures were US$1,318 million compared to US$971 million in the nine months ended September 30, 2016, in each case, excluding capital expenditures in Italy. The increase in capital expenditures was primarily due to higher capital expenditures in Russia, as a result of procurement-related delays, and increased capital expenditure in Pakistan as a result of integration capital expenditures and the expansion of 3G and 4G/LTE networks.

We expect that our capital expenditures in 2017 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia and Algeria and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant through the fourth quarter of 2017, including in relation to potential spectrum auctions in both Bangladesh and Ukraine.

For a discussion of our spending on research and development and our development of new technologies including our VEON personal internet platform, see “Item 4—Information on the Company—Research and Development” and “Item 4—Information on the Company—Overview” of our 2016 Annual Report.

The management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:

●	cash we currently hold;

●	operating cash flows;

●	export credit agency guaranteed financing;

●	borrowings under bank financings, including credit lines currently available to us;

●	syndicated loan facilities; and

●	issuances of debt securities on the local and international capital markets.

As at September 30, 2017, we had an undrawn amount of US$2,646 million under existing credit facilities (excluding the Italy Joint Venture’s credit facilities).

The management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets. The actual amount of debt financing that we will need to raise will be influenced by our financing needs, the actual pace of traffic growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU.

For related risks, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—Substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, adversely affect our business and financial condition and prevent us from raising additional capital,” and “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to raise additional capital” of our 2016 Annual Report.

Our future cash needs are subject to significant uncertainties. For instance, we are exposed to the impact of future exchange rates on our U.S. dollar denominated debt obligations and future requirements for U.S. dollar denominated capital expenditures, which are generally funded by functional currency cash flows of our subsidiaries. Remittances from our

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	26

subsidiaries may also be restricted by local regulations or subject to material taxes when remitted. In addition, we have had material cash outflows with respect to the agreements with the SEC, DOJ and OM, and we expect to have material cash outflows in the short-term for our performance transformation program. Despite these uncertainties, we believe that our cash flows from operations and other sources of funds described above will be sufficient to meet our short-term and foreseeable long-term cash requirements.

RELATED PARTY TRANSACTIONS

We have entered into transactions with related parties and affiliates. Please see Note 14 to our unaudited interim condensed consolidated financial statements attached hereto.

For the explanation of the nature of significant related party transactions please refer to our 2016 Annual Report.

CERTAIN FACTORS AFFECTING OUR FINANCIAL POSITION AND RESULTS OF OPERATIONS

Our financial position and results of operations as at and for the nine months ended September 30, 2017 and 2016 as reflected in our unaudited interim condensed consolidated financial statements attached hereto have been influenced by the following additional factors.

For a discussion of the key developments trends, commitments or events that are likely to have a material effect on our results of operation for the current financial year, see “—Key Developments during the Third Quarter of 2017.”

ECONOMIC TRENDS AND INFLATION

Our financial position and results of operations are affected by the economic conditions in the countries in which we operate. In particular, in Algeria, there continued to be a challenging economic environment in the nine months ended September 30, 2017 and an accelerating inflation rate. In addition, the depreciation of the Uzbek som negatively affected the results of our operations in Uzbekistan during the nine months ended September 30, 2017.

For a discussion of impact of currency regime developments in Uzbekistan, see “—Key Developments during the Third Quarter of 2017—Impact of currency regime developments in Uzbekistan.”

FOREIGN CURRENCY TRANSLATION

Our unaudited interim condensed consolidated financial statements are presented in U.S. dollars. Amounts included in these financial statements were presented in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, using the current rate method of currency translation with the U.S. dollar as the reporting currency. The current rate method assumes that assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date; whereas revenue, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. We translate income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in accumulated other comprehensive income, a separate component of equity.

Our results of operations are affected by increases or decreases in the value of the U.S. dollar or our functional currencies. A higher average exchange rate correlates to a weaker functional currency. We have listed below the relevant exchange rates for each of our countries of operation for the nine months ended September 30, 2017. These should not be construed as a representation that such currency will in the future be convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

	Average rates
	Nine month period of 2017	Nine month period of 2016	YoY % change
Russian Ruble (RUB)	58.33	68.37	-14.7%
Pakistan Rupee (PKR)	104.99	104.70	0.3%
Algerian Dinar (DZD)	109.61	109.05	0.5%
Bangladeshi Taka (BDT)	80.51	78.38	2.7%
Ukrainian Hryvnia (UAH)	26.47	25.43	4.1%
Uzbekistan Som (UZS)	4,124.04	2,910.68	41.7%

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	27

For a discussion of impact of currency regime developments in Uzbekistan, see “—Key Developments during the Third Quarter of 2017.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.

As at September 30, 2017, the largest currency exposure risks for the group were in relation to the Russian ruble, the euro, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan and the Italy Joint Venture’s cash flows from operating activities are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.

We hold approximately 41% of our readily available cash (in U.S. dollars) at the group level in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage part of this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Fluctuations in the value of the Russian ruble, euro, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som against the U.S. dollar could adversely affect VEON Ltd.’s financial condition and results of operations due to potential revaluation of U.S. dollar denominated indebtedness affecting net income through foreign exchange gain/loss. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. For more information on risks associated with currency exchange rates, see the section of our 2016 Annual Report entitled “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business—We are exposed to foreign currency exchange loss and currency fluctuation and convertibility risks.”

The following table summarizes information, as at September 30, 2017, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, primarily represented by foreign currency denominated debt obligations:

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	28

	Aggregate nominal amount of total foreign currency denominated debt outstanding as at September 30,						Fair Value (1) of foreign currency denominated debt as at September 30,
	2018	2019	2020	2021	2022	After September 30, 2022	2017
Total debt:
Fixed Rate (US$)	679	378	377	0	0	—	924
Average interest rate	8.2%	7.8%	7.7%	0%	0%	—
Fixed Rate (RUB)	2,456	2,456	2,264	1,086	0	—	2,706
Average interest rate	9.6%	9.6%	9.6%	9.5%	0%	—
Fixed Rate (other currencies)	64	46	27	0	0	—	63
Average interest rate	5.7%	5.7%	5.7%	0%	0%	—
Variable Rate (US$)	162	106	37	—	—	—	214
Average interest rate	3.3%	3.3%	3.3%	0%	0%	—
Variable Rate (EUR)	622	622	445	89	—	—	646
Average interest rate	2.8%	2.8%	2.8%	2.8%	0%	—
Variable Rate (other currencies)	—	—	—	—	—	—	—
Average interest rate	0%	0%	0%	0%	0%	—

(1)

The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

As at September 30, 2017, the variable interest rate risk on the financing of our group was limited as 82% of the group’s total debt was fixed rate debt.

VEON Ltd | Management’s Discussion and Analysis of Financial Condition and Results of Operations	29

Unaudited interim condensed

consolidated financial statements

VEON Ltd.

As at and for the nine and three month periods

ended September 30, 2017

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

for the nine and three month periods ended September 30

		Nine month period		Three month period
	Note	2017	2016	2017	2016
(In millions of U.S. dollars, except per share amounts)
Service revenues *		6,891	6,309	2,358	2,276
Sale of equipment and accessories		173	121	65	42
Other revenues		90	101	33	43

Total operating revenues	4	7,154	6,531	2,456	2,361

Service costs *		(1,409)	(1,312)	(489)	(493)
Cost of equipment and accessories		(187)	(146)	(73)	(55)
Selling, general and administrative expenses	5	(2,724)	(2,624)	(852)	(917)
Depreciation		(1,117)	(1,072)	(341)	(349)
Amortization		(404)	(355)	(136)	(130)
Impairment (loss) / reversal		(2)	(15)	3	(3)
Loss on disposals of non-current assets		(16)	(14)	(7)	(8)

Total operating expenses		(5,859)	(5,538)	(1,895)	(1,955)

Operating profit		1,295	993	561	406

Finance costs		(673)	(611)	(226)	(226)
Finance income		70	46	24	15
Other non-operating (losses) / gains	8	(112)	(67)	40	(5)
Share of loss of joint ventures and associates	7	(256)	(29)	(60)	(13)
Impairment of joint ventures and associates	7	(110)	—	—	—
Net foreign exchange gain / (loss) **		47	104	(15)	9

Profit before tax		261	436	324	186

Income tax expense	6	(379)	(366)	(173)	(114)

(Loss) / profit for the period from continuing operations		(118)	70	151	72

Profit after tax for the period from discontinued operations		—	804	—	421

(Loss) / profit for the period		(118)	874	151	493

Attributable to:
The owners of the parent (continuing operations)		(158)	(33)	125	24
The owners of the parent (discontinued operations)		—	804	—	421
Non-controlling interest		40	103	26	48

		(118)	874	151	493

Earnings / (loss) per share
Basic and diluted from continuing operations		($0.09)	($0.02)	$0.07	$0.01
Basic and diluted from discontinued operations		—	$0.46	—	$0.24
Basic and diluted for profit attributable to ordinary equity holders of the parent		($0.09)	$0.44	$0.07	$0.25

*	In 2016, the Group has aligned its practices for content revenue across the Group. The impact of this refinement in policy was not material and reduced the revenue and the operating costs by US$20 and US$11, respectively, for the nine and three month periods ended September 30, 2016. The net results, financial position and operating cash flows for these periods remained unaffected. The Company concluded that net presentation of the content revenue better reflected the actual nature and substance of the arrangements with content providers.
**	Currency liberalization in Uzbekistan had a significant impact on foreign currency translation of Uzbekistan operations, refer to Note 1 for further information.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the nine and three month periods ended September 30

	Nine month period		Three month period
	2017	2016	2017	2016
(In millions of U.S. dollars)
(Loss) / profit for the period	(118)	874	151	493
Items that may be reclassified to profit or loss
Net movement on cash flow hedges (net of tax of nil and nil, respectively, for the nine and three month periods (2016: US$11 and US$18))	1	(12)	(1)	(32)
Foreign currency translation *	(496)	239	(558)	23

Other comprehensive (loss) / income for the period, net of tax	(495)	227	(559)	(9)

Total comprehensive (loss) / income for the period, net of tax	(613)	1,101	(408)	484

Attributable to:
The owners of the parent	(606)	1,007	(356)	425
Non-controlling interests	(7)	94	(52)	59

	(613)	1,101	(408)	484

*	Currency liberalization in Uzbekistan had a significant impact on foreign currency translation of Uzbekistan operations, refer to Note 1 for further information.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at

	Note	September 30, 2017	December 31, 2016
(In millions of U.S. dollars)
Assets
Non-current assets
Property and equipment	9	6,115	6,719
Intangible assets	10	2,289	2,257
Goodwill	10	4,457	4,696
Investments in joint ventures and associates	7	2,059	2,179
Deferred tax assets		273	343
Non-current income tax advance		25	25
Other financial assets	11	126	306
Other assets		192	118

Total non-current assets		15,536	16,643

Current assets
Inventories		93	125
Trade and other receivables		745	685
Other assets		390	439
Current income tax assets		161	169
Other financial assets	11	245	190
Cash and cash equivalents	12	2,565	2,942

Total current assets		4,199	4,550

Assets classified as held for sale	3	545	—

Total assets		20,280	21,193

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		4,809	5,960
Non-controlling interests		(329)	83

Total equity		4,480	6,043

Non-current liabilities
Financial liabilities	11	10,267	8,070
Provisions		134	148
Other liabilities		94	44
Deferred tax liabilities		259	331

Total non-current liabilities		10,754	8,593

Current liabilities
Trade and other payables		1,544	1,744
Other liabilities		1,276	1,236
Other financial liabilities	11	1,704	3,046
Current income tax payables		54	57
Provisions		410	474

Total current liabilities		4,988	6,557

Liabilities associated with assets held for sale	3	58	—

Total equity and liabilities		20,280	21,193

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the nine month period ended September 30, 2017

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As at January 1, 2017	1,749,004,648	2	12,753	753	(439)	(7,109)	5,960	83	6,043

(Loss) / profit for the period		—	—	—	(158)	—	(158)	40	(118)
Other comprehensive loss		—	—	—	—	(448)	(448)	(47)	(495)

Total comprehensive loss		—	—	—	(158)	(448)	(606)	(7)	(613)

Dividends declared (Note 13)		—	—	—	(536)	—	(536)	(158)	(694)
Share-based payment transactions	122,756	—	—	3	—	—	3	—	3
Changes in ownership interest in a subsidiary that do not result in a loss of control (Note 3)		—	—	(12)	—	—	(12)	(247)	(259)
Reallocation to legal reserve in Algeria		—	—	6	(6)	—	—	—	—

As at September 30, 2017	1,749,127,404	2	12,753	750	(1,139)	(7,557)	4,809	(329)	4,480

for the nine month period ended September 30, 2016

	Attributable to equity owners of the parent
(In millions of U.S. dollars)	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Retained earnings	Foreign currency translation	Total	Non- controlling interests	Total equity
As at January 1, 2016	1,749,004,648	2	12,753	667	(2,706)	(6,951)	3,765	129	3,894

Profit for the period		—	—	—	771	—	771	103	874
Other comprehensive income / (loss)		—	—	(11)	—	247	236	(9)	227

Total comprehensive income / (loss)		—	—	(11)	771	247	1,007	94	1,101

Dividends declared to non-controlling interests		—	—	—	—	—	—	(106)	(106)
Share-based payment transactions		—	1	—	—	—	1	—	1
Changes in ownership interest in a subsidiary that do not result in a loss of control		—	—	5	—	—	5	(21)	(16)

As at September 30, 2016	1,749,004,648	2	12,754	661	(1,935)	(6,704)	4,778	96	4,874

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the nine month period ended September 30

	Note	2017	2016
(In millions of U.S. dollars)
Operating activities
Profit before tax		261	436
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation, amortization and impairment losses		1,523	1,442
Loss on disposals of non-current assets		16	14
Finance costs		673	611
Finance income		(70)	(46)
Other non-operating losses		112	67
Share of loss of joint ventures and associates		256	29
Impairment of joint ventures and associates		110	—
Net foreign exchange gain		(47)	(104)
Changes in trade and other receivables and prepayments		(176)	(127)
Changes in inventories		34	(1)
Changes in trade and other payables		217	87
Changes in provisions and pensions		(80)	(767)
Interest paid		(570)	(567)
Interest received		57	44
Income tax paid		(320)	(310)
Net cash flow from operating activities of discontinued operations		—	622

Net cash flow from operating activities		1,996	1,430

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		15	14
Purchase of property, plant and equipment and intangible assets		(1,559)	(1,103)
Loans granted		(2)	—
(Payment on) / receipts from deposits		(37)	59
Investment in financial assets		(107)	(68)
Acquisition of subsidiaries, net of cash acquired		—	7
Net cash flow used in investing activities of discontinued operations		—	(579)

Net cash flow used in investing activities		(1,690)	(1,670)

Financing activities
Acquisition of non-controlling interest	3	(259)	—
Proceeds from borrowings, net of fees paid*	11	5,247	1,867
Repayment of borrowings		(4,658)	(1,393)
Dividends paid to the owners of the parent	13	(518)	—
Dividends paid to non-controlling interests	13	(169)	(106)
Proceeds from sale of non-controlling interests, net of fees paid		1	1
Net cash flow used in financing activities of discontinued operations		—	(20)

Net cash flow (used in)/ from financing activities		(356)	349

Net change in cash and cash equivalents		(50)	109
Net foreign exchange difference related to continued operations		(325)	(16)
Net foreign exchange difference related to discontinued operations		—	3
Cash and cash equivalents classified as held for sale at the beginning of period		—	314
Cash and cash equivalents classified as held for sale at the end of the period		(2)	(340)
Cash and cash equivalents at beginning of period		2,942	3,614

Cash and cash equivalents at end of period	12	2,565	3,684

*	Fees paid for borrowings were US$52 (2016: US$30).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

1	GENERAL INFORMATION

VEON Ltd. (“VEON”, the “Company”, and together with its consolidated subsidiaries, the “Group”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business are located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.

The Company changed its name from VimpelCom Ltd. to VEON Ltd., effective as of March 30, 2017.

The unaudited interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.

VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”). From April 4, 2017, VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam B.V. (“Euronext Amsterdam”).

Share information

As at September 30, 2017, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	256,703,840	14.6%
Stichting Administratiekantoor Mobile Telecommunications Investor(i)	145,947,562	8.3%
Free Float	513,454,732	29.2%

Total outstanding common shares	1,756,731,135	100%
Shares held by the Company or its subsidiaries (“Treasury shares”)	7,603,731	0.4%

(i)	LetterOne is entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such common shares.

In April and September 2017, Telenor sold, respectively, 70,000,000 and 90,000,000 common shares of VEON Ltd. in the form of ADSs listed on NASDAQ and common shares listed on Euronext Amsterdam pursuant to an underwritten offering. The Company did not receive any proceeds from the offering, and Telenor’s sale of the ADSs and common shares did not result in dilution of the Company’s issued and outstanding shares. The offering was made pursuant to the Company’s shelf registration statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2014, as amended and most recently declared effective on April 20, 2016 (the “Registration Statement”). The ADSs and common shares were offered by means of a prospectus and accompanying prospectus supplement forming a part of the effective Registration Statement. Telenor has indicated that these transactions will be the final divestment of Telenor’s VEON ADSs, as Telenor expects to use the balance of its remaining ADSs to exchange and/or redeem the exchangeable bond.

Nature of operations and principal activities

VEON earns revenues by providing voice and data telecommunication services through a range of traditional and broadband mobile and fixed-line technologies. As at September 30, 2017, the Company operated telecommunications services in Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Armenia, Tajikistan, Georgia, Kyrgyzstan and Laos, and in Italy via a 50/50 joint venture.

During the nine month period ended September 30, 2017, several local currencies demonstrated significant volatility against the U.S. dollar, which impacted the Company’s financial position and results of operations following the translation of non-U.S. currency amounts into U.S. dollars for consolidation purposes. In particular, in U.S. dollar terms, the fluctuations of local currencies caused a 7% increase in total revenue for the Group for the nine month period ended September 30, 2017 as compared with the same period of 2016.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

In addition, on September 2, 2017, the Government of Uzbekistan announced the liberalization of currency exchange rules, effective from September 5, 2017. The Central Bank of Uzbekistan set the official exchange rate at 8,100 Uzbek som (“UZS”) per U.S dollar, a depreciation of 92%, resulting in a decrease in the value of net assets of the Uzbekistan operations in U.S. dollar terms. The effect of the foreign currency liberalization in Uzbekistan has resulted in US$(16) recognized in the Income statement (within ‘Net foreign exchange gain / (loss)’), and a movement in foreign currency translation reserve of US$(420), recognized in Other comprehensive income.

2	BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements for the nine and three month periods ended September 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited annual consolidated financial statements as at and for the year ended December 31, 2016.

The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgements, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as at and for the year ended December 31, 2016.

A number of new or amended standards became effective as at January 1, 2017. However, the Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

The following are significant and relevant new standards that are issued, but not yet effective, up to the date of the issuance of the Group’s financial statements, and which have not been early adopted by the Company:

•	IFRS 15 ‘Revenue from contracts with customers’ — The Group is in the final stages of assessing the impact of IFRS 15. Based on the analysis performed thus far, the Company expects an immaterial impact on revenue recognition, due to currently existing product offering (i.e. prevailing pre-paid service offering). The Company expects that the annual impact stemming from capitalization of costs incurred in acquiring contracts with customers upon adoption in 2018 will also be immaterial for the Group’s operating results.

•	IFRS 9 ‘Financial instruments’ — The Group is in the process of assessing the impact of IFRS 9, which may be material to the consolidated income statement and consolidated financial position of the Company, upon adoption in 2018.

•	IFRS 16, ‘Leases’ — The Group has yet to assess the impact of IFRS 16, which may be material to the consolidated income statement and consolidated financial position upon adoption in 2019.

•	IFRIC 23 ‘Uncertainty over income tax treatments’ — The Interpretation clarifies the application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has yet to assess the impact of IFRIC 23, which may be material to the consolidated income statement and consolidated financial position upon adoption in 2019.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

3	SIGNIFICANT TRANSACTIONS

GLOBAL TELECOM HOLDING S.A.E SHARE BUYBACK

Global Telecom Holdings S.A.E (“GTH”), a subsidiary of the Company, bought back 524,569,062 ordinary shares from its shareholders for EGP 4.1 billion (US$259), which transaction settled on February 21, 2017. The Company did not take part in the share buyback. As a result of the share buyback, the Company’s interest in GTH increased by 5.77% from 51.92% to 57.69%, resulting in a US$12 loss recognized directly in equity. The cancellation of the 524,569,062 ordinary shares was approved at an extraordinary general meeting of GTH’s shareholders on March 19, 2017 and took effect on April 16, 2017 after ratification by the Egyptian Financial Supervisory Authority of the minutes of the March 19, 2017 extraordinary general meeting.

EXIT FROM EUROSET HOLDING B.V. JOINT VENTURE

On July 7, 2017, PJSC Vimpel-Communications (“PJSC VimpelCom”), a subsidiary of the Company, entered into a Framework Agreement with PJSC Megafon (“Megafon”) to unwind their retail joint venture, Euroset Holding N.V. (“Euroset”). Under the agreement, Megafon will acquire PJSC VimpelCom’s 50% interest in Euroset and PJSC VimpelCom will pay RUB 1.25 billion (approximately US$20 and subject to possible completion adjustments) and will acquire rights to 50% of Euroset’s approximately 4,000 retail stores in Russia. The transaction is subject to relevant regulatory approvals and other conditions precedent, and is expected to be completed in Q1 2018.

As a result of this anticipated transaction, the investment in the Euroset joint venture was classified as an asset held-for-sale on June 30, 2017. However, as a result of the impairment described in Note 7, the investment in Euroset had a carrying value of nil prior to reclassification as an asset held-for-sale.

TOWERS IN PAKISTAN CLASSIFIED AS HELD-FOR-SALE

On August 30, 2017, Pakistan Mobile Communications Limited (“PMCL”), a subsidiary of the Company, signed an agreement for the sale of its indirect subsidiary, Deodar (Private) Limited (“Deodar”) for approximately US$940, subject to customary closing adjustments, to Tanzanite Tower (Private) Limited (“Tanzanite”), a tower operating company owned by edotco Group Sdn. Bhd. (“edotco”), and Dawood Hercules Corporation (“Dawood”).

Deodar holds the tower business of PMCL, a portfolio of approximately 13,000 towers, and provides network tower services in Pakistan. As a result of this anticipated transaction, on June 30, 2017, the Company classified Deodar as a disposal group held-for-sale. The completion of the transaction is subject to the satisfaction or waiver of certain conditions including receipt of customary regulatory approvals. The parties are aiming for completion to occur before the end of 2017.

Following the classification as a disposal group held-for sale, the Company no longer accounts for depreciation and amortization expenses of Deodar assets.

The assets and liabilities of Deodar classified as held for sale are presented below:

September 30, 2017
Property and equipment	174
Goodwill	236
Deferred tax assets	61
Other non-current assets	2
Other current assets	50

Total assets held for sale	523

Non-current liabilities	(14)
Current liabilities	(30)

Total liabilities held for sale	(44)

Included in the equity of the Group is cumulative other comprehensive income of US$(9) related to Deodar, which is classified as held for sale.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

LAOS	OPERATIONS CLASSIFIED AS HELD FOR SALE

On October 27, 2017, VimpelCom Holding Laos B.V. (“VimpelCom Laos”), a subsidiary of the Company, entered into a Sale and Purchase Agreement for the sale of its operations in Laos to the Lao People’s Democratic Republic (“Government of Laos”). Under the agreement, VimpelCom Laos will transfer its 78% interest in VimpelCom Lao Co. Limited (“VIP Lao”) to the Government of Laos, the minority shareholder, in exchange for purchase consideration of US$22. The transaction is subject to customary closing conditions and is expected to be completed in Q1 2018.

As a result of this anticipated transaction, we classified our Laos business as an asset held for sale in these interim condensed consolidated financial statements. In connection with this classification, the Company no longer accounts for depreciation and amortization expenses of VIP Lao assets.

The assets and liabilities of VIP Lao classified as held for sale are presented below:

September 30, 2017
Property and equipment	15
Intangible assets	2
Current assets	5

Total assets held for sale	22

Non-current liabilities	(4)
Current liabilities	(10)

Total liabilities held for sale	(14)

Included in the equity of the Group is cumulative other comprehensive income of US$1 and non-controlling interests of US$(5) related to Laos, which is classified as held for sale.

4	SEGMENT INFORMATION

Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.

Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment loss, loss on disposals of non-current assets, other non-operating losses and shares of profit / (loss) of associates and joint ventures (“Adjusted EBITDA”).

From the first quarter of 2017, management has included the Italy Joint Venture (see Note 7) as a separate reportable segment, due to its increased contribution to the Company’s overall financial result and position.

Financial information by reportable segment for the nine and three month periods ended September 30, 2017 and 2016, is presented in the following tables, with the exception of the Italy Joint Venture, for which financial information is presented in Note 7. Inter-segment transactions between operating segments are on an arm’s length basis in a manner similar to transactions with third parties. The segment data for acquired operations are reflected herein from the date of their respective acquisition.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Nine month period ended September 30, 2017
	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	3,499	1,146	701	443	446	435	—	484	7,154
Inter-segment	24	—	—	—	17	1	—	(42)	—

Total revenue	3,523	1,146	701	443	463	436	—	442	7,154

Adjusted EBITDA	1,359	530	334	186	254	228	(200)	143	2,834

Other disclosures
Capital expenditure	449	472	97	55	94	48	21	82	1,318

Nine month period ended September 30, 2016
	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	2,955	924	794	469	420	497	—	472	6,531
Inter-segment	29	2	—	—	16	1	—	(48)	—

Total revenue	2,984	926	794	469	436	498	—	424	6,531

Adjusted EBITDA	1,155	378	422	212	237	290	(329)	84	2,449
Other disclosures
Capital expenditure	312	120	146	72	73	83	20	145	971

Three month period ended September 30, 2017
	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	1,221	391	238	144	160	130	—	172	2,456
Inter-segment	8	—	—	—	6	—	—	(14)	—

Total revenue	1,229	391	238	144	166	130	—	158	2,456

Adjusted EBITDA	479	209	115	56	90	66	(30)	57	1,042
Other disclosures
Capital expenditure	190	77	42	28	27	10	6	26	406

Three month period ended September 30, 2016
	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	Total Segments
Revenue
External customers	1,080	367	265	157	149	169	—	174	2,361
Inter-segment	10	1	—	—	6	—	—	(17)	—

Total revenue	1,090	368	265	157	155	169	—	157	2,361

Adjusted EBITDA	413	147	136	73	86	96	(95)	40	896

Other disclosures
Capital expenditure	149	74	76	22	33	37	5	30	426

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the reconciliation of consolidated Adjusted EBITDA to consolidated (loss) / profit before tax, as presented in the consolidated income statement, for the nine and three month periods ended September 30:

	Nine month period		Three month period
	2017	2016	2017	2016
Total Segments Adjusted EBITDA	2,834	2,449	1,042	896
Depreciation	(1,117)	(1,072)	(341)	(349)
Amortization	(404)	(355)	(136)	(130)
Impairment loss	(2)	(15)	3	(3)
Loss on disposals of non-current assets	(16)	(14)	(7)	(8)
Finance costs	(673)	(611)	(226)	(226)
Finance income	70	46	24	15
Other non-operating (losses) / gains	(112)	(67)	40	(5)
Share of loss of joint ventures and associates	(256)	(29)	(60)	(13)
Impairment of joint ventures and associates	(110)		—	—
Net foreign exchange gain / (loss)	47	104	(15)	9

Profit before tax	261	436	324	186

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Included within Selling, general and administrative expenses is a reduction of US$106 for the nine and three month periods ended September 30, 2017, following the amendment of an agreement with a vendor, which resulted in certain payments to the Company.

6	INCOME TAXES

Current income tax is the expected tax expense, payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Income tax expense consisted of the following for the nine and three month periods ended September 30:

	Nine month period		Three month period
	2017	2016	2017	2016
Current income taxes	403	472	207	175
Deferred income taxes	(24)	(106)	(34)	(61)

Income tax expense	379	366	173	114

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The table below outlines the reconciliation between the statutory tax rate in the Netherlands (25%) and effective corporate income tax rates for the Group, together with the corresponding amounts:

	Nine month period		Three month period
	2017	2016	2017	2016
Profit before tax from continued operations	261	436	324	186
Income tax benefit at statutory tax rate (25.0%)	66	109	82	47

Difference due to the effects of:
Different tax rates in different jurisdictions	33	69	8	18
Non-deductible expenses	117	48	14	18
Non-taxable income	(44)	(18)	(27)	(8)
Prior year adjustments	60	(7)	25	—
Change in recognition of deferred tax assets	111	95	43	26
Withholding taxes	18	(1)	26	1
Minimum taxes and change in income tax rate	22	6	7	(8)
Other	(4)	65	(5)	20

Income tax expense	379	366	173	114

For the nine month period ended September 30, 2017, the difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group (145.2%) was primarily driven by non-deductible expenses in respect of share of loss of joint ventures and associates and impairment of joint ventures and associates, reducing profit before tax by US$256 and US$110, respectively, as well as the income tax losses arising from early debt redemption for which no deferred tax asset has been recognized, reducing profit before tax by US$124. If these expenses were not taken into account, the effective tax rate for the nine-month period would have been 50.5%, which was impacted by higher profitability in countries with a higher nominal tax rate (Uzbekistan, Bangladesh and Pakistan), other non-deductible expenses and other income tax losses for which no deferred tax asset has been recognized.

During the nine month period ended September 30, 2016, the difference between the statutory tax rate in the Netherlands (25%) and the effective corporate income tax rate for the Group (83.9%) was mainly driven by non-deductible expenses, income tax losses for which no deferred tax-asset has been recognized, an increase in uncertain income tax positions and higher statutory tax rates in Uzbekistan, where the statutory tax rate increased from 7.5% to 50% (while the effective tax rate in Uzbekistan has increased to approximately 53.3% due to additional subnational tax).

In the third quarter of 2017, the difference between the statutory tax rate in the Netherlands (25%) and the effective corporate income tax rate for the Group (53.4%) was primarily driven by non-deductible expenses in respect of share of loss of joint ventures and associates, reducing profit before tax by US$60. If these expenses were not taken into account, the effective tax rate for the three month period would have been 45%, which was impacted by higher profitability in countries with a higher nominal tax rate (Uzbekistan, Bangladesh and Pakistan), other non-deductible expenses and other income tax losses for which no deferred tax asset has been recognized.

In the third quarter of 2016, the difference between the statutory tax rate in the Netherlands (25%) and the effective corporate income tax rate for the Group (61.3%) was mainly driven by non-deductible expenses, income tax losses for which no deferred tax-asset has been recognized, an increase in uncertain income tax positions and higher statutory tax rates in Uzbekistan, where the statutory tax rate increased from 7.5% to 50% (while the effective tax rate in Uzbekistan has increased to approximately 53.3% due to additional subnational tax).

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

7	SHARE OF LOSS OF JOINT VENTURES AND ASSOCIATES

Share of loss of joint ventures and associates was contributed by the following investments for the nine and three month periods ended September 30:

	Nine month period		Three month period
	2017	2016	2017	2016
Italy Joint Venture	(234)	—	(60)	—
Other joint ventures and associates	(22)	(29)	—	(13)

Share of loss of joint ventures and associates	(256)	(29)	(60)	(13)

ITALY JOINT VENTURE

On November 5, 2016, the Company completed the transaction with CK Hutchison Holdings Ltd to form a joint venture in Italy, combining their respective businesses. Refer to Note 6 in the annual consolidated financial statements as at and for the year ended December 31, 2016 for further details.

The information of the Italy Joint Venture disclosed below reflects the amounts presented in the financial statements of the relevant joint venture and not the Group’s share of those amounts. The information presented below has been amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

The loss for the Italy Joint Venture for the nine and three month periods ended September 30, 2017 is disclosed below.

	Nine month period	Three month period
Revenue	5,114	1,806
Operating expenses	(5,070)	(1,762)
Other expenses	(444)	(143)
Income tax expenses	(68)	(21)
Loss for the period	(468)	(120)
Other comprehensive income	—	—

Total comprehensive loss	(468)	(120)

Included within Operating expenses for the nine and three month periods are, respectively, US$1,502 and US$561 of depreciation and amortization expense. Included within Other expenses for the nine and three month periods are, respectively, US$323 and US$117 of interest expense.

As disclosed in Note 4, the Italy Joint Venture is a separate reportable segment. Financial information for the nine and three month periods ended September 30, 2017 is presented below.

	Nine month period	Three month period
Revenue
External customers	5,113	1,806
Inter-segment	1	—

Total revenue	5,114	1,806

Adjusted EBITDA	1,550	603

Other disclosures
Capital expenditure	827	278

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides a reconciliation of Adjusted EBITDA to Loss for the period for the Italy Joint Venture, for the nine and three month periods ended September 30, 2017.

	Nine month period	Three month period
Adjusted EBITDA	1,550	603
Depreciation and amortization	(1,502)	(561)
Gain / (loss) on disposals of non-current assets	(4)	2
Net finance costs	(306)	(105)
Other non-operating losses	(138)	(38)
Income tax expenses	(68)	(21)

Loss for the period	(468)	(120)

Refinancing of Wind Tre S.p.A.

On October 24, 2017, the Italy JV, through its wholly-owned subsidiary, Wind Tre S.p.A (“Wind Tre”), entered into a senior facilities agreement with a group of 21 international banks consisting of a EUR 3.0 billion (approximately US$3.5 billion) five year term loan with interest based on a leverage grid (beginning at 2.0%), and a EUR 400 million (approximately US$470) five year revolving credit facility with interest based on a leverage grid (beginning at 1.75%).

On November 3, 2017, Wind Tre issued EUR 5.6 billion (approximately US$6,516) and US$2.0 billion of senior secured notes, consisting of EUR 2.250 billion Senior Secured Floating Rate Notes due 2024, EUR 1.625 billion 2.625% Senior Secured Notes due 2023, EUR 1.750 billion 3.125% Senior Secured Notes due 2025 and US$2.0 billion 5.0% Senior Secured Notes due 2026 (collectively, the “Wind Tre Notes”).

Proceeds from the newly issued notes were used to repay outstanding amounts under Wind Tre existing senior facilities and repaid loans with Wind Tre’s subsidiary, Wind Acquisition Finance S.A. (“WAF”), who then used the funds to repay all of WAF’s senior secured notes.

IMPAIRMENT OF EUROSET

During Q2 2017, due to the continued operational underperformance of Euroset, the Company has revised its previous estimates and assumptions regarding Euroset’s future cash flows. As a result, the Company has recorded an impairment of US$110 against the carrying value of the investment in Euroset, resulting in a post-impairment carrying value of nil.

The recoverable amount of Euroset was determined using fair value less costs of disposal, based on a Level 3 fair value derived from a discounted cash flow model.

Key assumptions	Q2 2017
Discount rate (functional currency)	13.4%
Average annual revenue growth rate during forecast period (functional currency)	1.7%
Terminal growth rate	0.0%
Average operating (EBITDA) margin during forecast period	0.0%
Average capital expenditure as a percentage of revenue	0.9%

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

8	OTHER NON-OPERATING (LOSSES) / GAINS

Other non-operating losses consisted of the following for the nine and three month periods ended September 30:

	Nine month period		Three month period
	2017	2016	2017	2016
Loss from early debt redemption	(124)	—	—	—
Change of fair value of embedded derivative	(2)	13	(1)	8
Change of fair value of other derivatives	(34)	(90)	(12)	(14)
Other gains	48	10	53	1

Other non-operating (losses)/ gains	(112)	(67)	40	(5)

Loss from early debt redemption relates to the settlement of the cash tender offer for certain outstanding debt securities, see Note 11 for further details.

During the third quarter the Company also recorded a net gain of US$41 included in the line “other gains” pertaining to indemnification from a past business acquisition.

9	PROPERTY AND EQUIPMENT

ACQUISITIONS AND DISPOSALS

The movement in property and equipment for the nine and three month periods ended September 30 included the following:

	Nine month period		Three month period
	2017	2016	2017	2016
Cost of acquired assets	870	722	356	336
Net book value of assets disposed	38	27	15	15
Net loss on disposal of assets	16	14	7	8

During the nine month period ended September 30, 2017, assets with net book value of US$189 were reclassified as assets held for sale (“AHFS”) (refer to Note 3).

There were no other material changes to property and equipment, other than foreign currency translation differences and depreciation charges. Included in depreciation for the nine and three month periods is, respectively, US$71 and US$7 of accelerated depreciation, pertaining to network modernization and integration activities in Ukraine, Bangladesh and Pakistan.

10	INTANGIBLE ASSETS

ACQUISITIONS AND DISPOSALS

The intangible assets acquired in the nine and three month periods ended September 30 included the following:

	Nine month period		Three month period
	2017	2016	2017	2016
Telecommunications licenses, frequencies and permissions	325	148	8	40
Software	122	98	42	50
Other intangible assets	2	3	—	—

Total intangible assets acquired	449	249	50	90

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

On May 16, 2017, PMCL, a subsidiary of the Company, participated in an auction for the acquisition of additional 4G/LTE spectrum in Pakistan. PMCL was awarded 10 MHz paired spectrum in the 1800 MHz band for a total consideration of US$295 million, plus withholding tax of 10% representing payment of income tax in advance.

During the nine and three month periods ended September 30, 2017, there were no impairment losses recognized in respect of intangible assets, and there were no other material changes to intangible assets, other than foreign currency translation differences and amortization charges. Included in amortization for both the nine and three month periods is, respectively, US$34 and US$11 of accelerated amortization pertaining to brands and trademarks in Pakistan.

GOODWILL

The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following for the nine months ended September 30, 2017:

CGU	September 30, 2017	Reclassification to AHFS (Note 3)	Currency translation	December 31, 2016
Russia	2,417	—	105	2,312
Algeria	1,360	—	(33)	1,393
Pakistan	257	(237)	(3)	497
Kazakhstan	172	—	(4)	176
Kyrgyzstan	146	—	1	145
Uzbekistan	46	—	(68)	114
Armenia	59	—	—	59

Total	4,457	(237)	(2)	4,696

Goodwill is tested for impairment annually (at October 1), or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements as at and for the year ended December 31, 2016.

The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.

There was no goodwill impairment recorded during the nine month period of 2017. There was also no goodwill impairment during the nine month period of 2016.

11	FINANCIAL ASSETS AND LIABILITIES

There were no significant changes in financial assets and liabilities in the nine month period ended September 30, 2017, except for the scheduled repayments of debt or as described below. Furthermore, there were no changes in risks and risk management policies as disclosed in the Group’s annual consolidated financial statements as at and for the year ended December 31, 2016.

SIGNIFICANT CHANGES IN FINANCIAL ASSETS AND LIABILITIES

PMCL financing

On June 29, 2017, PMCL drew down PKR 11,000 million (approximately US$105) under a syndicated facility with several banks, which was entered into on December 3, 2015 for an amount of PKR 16,000 million (approximately US$152 as of December 3, 2015). The facility bears interest at six-month KIBOR plus 0.35% per annum.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Repayment will take place through periodic instalments between June 23, 2018 and December 23, 2020. The total principal amount outstanding as of September 30, 2017 is PKR 16,000 million (approximately US$153).

On June 29, 2017, PMCL drew down PKR 9,000 million (approximately US$86) under a syndicated facility with several banks, which was entered into on June 12, 2017 for an amount of PKR 26,750 million (approximately US$255 as of June 12, 2017). The facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between December 29, 2019 and June 29, 2022. The total principal amount outstanding as of September 30, 2017 is PKR 9,000 million (approximately US$86).

On June 29, 2017, PMCL drew down PKR 5,000 million (approximately US$48) under a Term Loan facility with Habib Bank Ltd, which was entered into on June 12, 2017 for an amount of PKR 10,000 million (approximately US$95 as of June 12, 2017). The facility bears interest at six-month KIBOR plus 0.35% per annum. Repayment will take place through periodic instalments between December 27, 2019 and June 29, 2022. The total principal amount outstanding as of September 30, 2017 is PKR 5,000 million (approximately US$48).

GTH Loan facility

GTH entered into an unsecured short-term loan agreement with Citi and ING Bank for a principal amount of US$200, on February 3, 2017. The loan agreement has an initial term of six months (the “Initial Term”), which is capable of being extended until December 15, 2017, and carries interest at a rate of LIBOR plus 4.00% per annum during the Initial Term (rising to LIBOR plus 5.00% per annum for the period from the expiry of the Initial Term to December 15, 2017 in the event the term of the loan agreement is extended), with two of the GTH’s fully owned subsidiaries (International Wireless Communications Pakistan Limited and Telecom Ventures Limited) acting as guarantors. Subject to the terms of the loan agreement, the loan amount was fully utilized on February 14, 2017 and was used for funding the share buyback of GTH (refer to Note 3). On July 21, 2017, the Company issued an extension request, so that the loan agreement now expires on December 15, 2017.

Multi-currency term and revolving facilities up to US$2,250

VEON Holdings B.V. (“VEON Holdings”), formerly VimpelCom Holdings B.V., entered into a new multi-currency term and revolving facilities agreement (the “TL/RCF”) of up to US$2,250 on February 16, 2017. The TL/RCF replaced the US$1,800 revolving credit facility signed in 2014. The term facility has a five-year tenor and the revolving credit facility has an initial tenor of three years, with VEON Holdings having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. Several international banks have committed to the TL/RCF in an aggregate amount of US$2,108. The TL/RCF includes an option to increase the amount of the facility up to the full amount of US$2,250, which would consist of a term facility of US$562.5 and a revolving credit facility of US$1,687.5. VEON Holdings will have the option to make each drawdown under the facilities in either U.S. dollars or euro. Under the TL/RCF, the Net Debt to Adjusted EBITDA covenant ratio will be calculated on the basis of the consolidated financial statements of VEON Ltd. and “pro-forma” adjusted for acquisitions and divestments of any business bought or sold during the relevant period.

During Q2 2017, VEON Holdings drew down EUR 530 million (approximately US$565) under the Term loan. On April 21, 2017 and May 31, 2017, VEON Holdings exercised its option to increase the amount of the facility, so that the total amount committed under the TL/RCF is now US$2,250.

Redemption of Ruble bonds

On March 2, 2017, PJSC VimpelCom announced the reset of the coupon rate on its 10% Ruble bonds with a principal amount of RUB 15,052 million (US$258) maturing on March 8, 2022. The new coupon rate of 7% per annum will be applicable for the next six coupon periods (i.e. next three years) and will reset on March 3, 2020. Following the reset of the coupon rate, a number of bondholders exercised their put options with respect to the Ruble bonds in aggregate principal amounts of RUB 14,459 million (US$248) which was repaid on March 17, 2017.

Subsequent to the settlement, the total outstanding amount of 7% Ruble bonds was RUB 597 million (US$10).

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Sberbank revolving credit facility drawdown

On March 16, 2017 and on April 10, 2017 PJSC VimpelCom drew down RUB 4,000 million and RUB 11,000 million (US$68 and US$193), respectively, under its revolving credit facility with Sberbank of Russia (“Sberbank”). The facility matured on May 29, 2017 and was fully repaid.

Alfa-Bank credit facility amendment, extension and repayment

On March 29, 2017, VEON Amsterdam B.V. (“VEON Amsterdam”), formerly VimpelCom Amsterdam B.V., as original borrower, and VEON Holdings, as the new borrower, entered into an amendment agreement with respect to a US$500 facility agreement with AO “Alfa-Bank” (“Alfa-Bank”) as the original lender and agent, dated April 2, 2014. Pursuant to the amendment agreement, the maturity date of the facility was extended to October 17, 2017. Alfa-Bank subsequently assigned its role as agent and US$350 of the extended facility to Sberbank. The facility was fully repaid on September 5, 2017.

In addition to the above, on April 5, 2017, VEON Amsterdam, as the original borrower, and VEON Holdings, as the new borrower, entered into a subsequent amendment agreement in respect of a second US$500 facility agreement, with Alfa-Bank as the original lender and agent, dated April 18, 2014. Pursuant to the amendment agreement, the maturity date of the facility was extended to October 17, 2017. Alfa-Bank subsequently assigned its role as agent and US$347 to Sberbank. The facility was fully repaid on September 5, 2017.

RUB 110,000 million Sberbank term facility agreement

On May 19, 2017, VEON Holdings entered into a Russian Ruble-denominated term facility agreement with Sberbank for an amount up to RUB 110,000 million (US$1,914). Amounts borrowed under the facility agreement will be used for general corporate purposes and to refinance existing borrowings of PJSC VimpelCom, including borrowings with Sberbank. The loan has a five-year tenor with an interest rate of 10% per annum. The facility agreement provides for financial covenants measured against (i) net debt to EBITDA of VEON Ltd. and, for a designated period, PJSC VimpelCom (each on a consolidated basis) and (ii) EBITDA to finance costs of VEON Ltd. (on a consolidated basis). EBITDA will be “pro-forma” adjusted for acquisitions and disposals of any business bought or sold during the relevant period.

On May 23, 2017, and June 14, 2017, VEON Holdings drew down RUB 79,000 million (US$1,375) and RUB 16,000 million (US$281), respectively, under the facility agreement.

Cross currency swaps

During the month of June 2017, the Group entered into several cross currency swaps with several different banks, by exchanging a notional amount of US$600 for EUR 537 million for 4 years. The swaps mature June 16, 2021.

Issuance of New Notes and Cash Tender Offer for Certain Outstanding Debt Securities

On May 30, 2017, VEON Holdings announced a cash tender offer (the “Offer”) in respect of the outstanding (i) U.S.$1,000 9.125% Loan Participation Notes due 2018 issued by, but with limited recourse to, VIP Finance Ireland Limited (the “2018 Notes”), (ii) U.S.$1,000 7.748% Loan Participation Notes due 2021 issued by, but with limited recourse to, VIP Finance Ireland Limited (the “2021 Notes”) and (iii) U.S.$1,500 7.5043% Guaranteed Notes due 2022 issued by VEON Holdings (the “2022 Notes” and together with the 2018 Notes and the 2021 Notes, the “Existing Notes”).

The aggregate principal amount accepted for repurchase was US$1,259, which was settled on or before June 29, 2017. The unamortized debt issuance costs and unamortized fair value hedge basis adjustment were released to the income statement at the date of the closing resulting in a loss from early debt redemption of US$124, recorded within “Other non-operating gains/losses” (refer to Note 6).

On June 16, 2017, VEON Holdings issued US$600 3.95% Senior Notes due 2021 and US$900 4.95% Senior Notes due 2024 (together, the “New Notes”). The net proceeds of the New Notes were used to finance the purchase of the Existing Notes and for general corporate purposes.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

Termination of Guarantees

On June 30, 2017, the guarantees issued by VEON Holdings under each of the RUB 12,000 million 9.00% notes due 2018 (the “RUB Notes”), the US$600 5.20% notes due 2019 (the “2019 Notes”) and the US$1,000 5.95% notes due 2023 (the “2023 Notes”, and together with the RUB Notes and the 2019 Notes, the “Notes”), issued by PJSC VimpelCom, were terminated. VEON Holdings exercised its option to terminate the guarantees pursuant to the terms of the trust deeds entered into in respect of the Notes, between VEON Holdings, PJSC VimpelCom and BNY Mellon Corporate Trustee Services Limited, each dated February 13, 2013 (together the “Trust Deeds”). The guarantees in respect of each of the Notes will continue to apply to VEON Holdings’ obligation to redeem the Notes on exercise of the put option under each of the Trust Deeds until that put option has expired or been satisfied.

RUB 17,500 million Alfa-Bank term facility agreement

On August 28, 2017, VEON Holdings entered into a Russian Ruble-denominated term facility agreement with Alfa-Bank for an amount up to RUB 17,500 million (US$301). Amounts borrowed under the facility agreement can be used for general corporate purposes and were also used to refinance the two existing borrowings with Alfa-Bank and Sberbank. The loan has a five-year tenor with an interest rate of 8.80% per annum. The facility agreement provides for financial covenants measured against (i) net debt to EBITDA of VEON Ltd. (on a consolidated basis) and (ii) EBITDA to finance costs of VEON Ltd. (on a consolidated basis). EBITDA will be “pro-forma” adjusted for acquisitions and disposals of any business bought or sold during the relevant period.

RUB 30,000 million VTB Bank term facility agreement

On August 31, 2017, VEON Holdings entered into a Russian Ruble-denominated term facility agreement with VTB Bank (Public Joint-Stock Company) for an amount up to RUB 30,000 million (US$516). Amounts borrowed under the facility agreement were used for refinancing the two existing borrowings with Alfa-Bank and Sberbank. The loan has a five-year tenor with an interest rate of 8.75% per annum. The facility agreement provides for financial covenants measured against (i) net debt to EBITDA of VEON Ltd. (on a consolidated basis) and (ii) EBITDA to finance costs of VEON Ltd. (on a consolidated basis). EBITDA will be “pro-forma” adjusted for acquisitions and disposals of any business bought or sold during the relevant period.

FAIR VALUES

Set out below is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments that are carried in the interim condensed consolidated financial statements as at September 30, 2017, other than those with carrying amounts that are reasonable approximations of fair values:

	Carrying value		Fair value
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Financial assets
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	11	2	11	2
Embedded derivatives in notes	9	12	9	12
Financial assets at fair value
Available for sale financial assets	118	71	118	71

Total financial assets at fair value	138	85	138	85

Loans granted, deposits and other financial assets
Bank deposits and interest accrued	199	385	199	385
Other investments	30	24	30	24
Other loans granted	4	2	4	2

Total loans granted, deposits and other financial assets	233	411	233	411

Total financial assets	371	496	371	496

Non-current	126	306
Current	245	190

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

	Carrying value		Fair value
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Financial Liabilities
Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	12	29	12	29
Contingent consideration	38	47	38	47
Financial liabilities at fair value
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	40	—	40	—
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	4	—	4
Interest rate exchange contracts	—	3	—	3

Total financial liabilities at fair value	90	83	90	83

Total financial liabilities at amortized cost	11,881	11,033	12,437	11,487

Total financial liabilities	11,971	11,116	12,527	11,570

Non-current	10,267	8,070
Current	1,704	3,046

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair values were estimated based on quoted market prices for our bonds, derived from market prices or by using discounted cash flows under the agreement at the rate applicable for the instruments with similar maturity and risk profile.

The carrying amount of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their respective fair value.

The fair value of derivative financial instruments is determined using present value techniques such as discounted cash flow techniques, Monte Carlo simulation and/or the Black-Scholes model. These valuation techniques are commonly used for valuations of derivatives. Observable inputs (Level 2) used in the valuation techniques include LIBOR, EURIBOR, swap curves, basis swap spreads, foreign exchange rates and credit default spreads of both counterparties and our own entities.

The fair value of Available for sale financial assets are determined through comparison of various multiples and reference to market valuation of similar entities quoted in an active market. If information is not available, a discounted cash flow method is used.

Fair value measurements for financial liabilities at amortized cost are based on quoted market prices, where available. If the quoted market price is not available, the fair value measurement is based on discounted expected future cash flows using a market interest rate curve, credit spreads and maturities.

FAIR VALUE HIERARCHY

As at September 30, 2017 and December 31, 2016, the Group recognized financial instruments at fair value in the statement of financial position.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The fair value hierarchy ranks fair value measurements based on the type of inputs used in the valuation; it does not depend on the type of valuation techniques used:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs are unobservable inputs for the asset or liability

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities.

As at September 30, 2017	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	11	—	11
Embedded derivatives in notes	—	9	—	9
Financial assets at fair value
Available for sale financial assets	—	89	29	118

Total financial assets at fair value	—	109	29	138

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	12	—	12
Contingent consideration	—	—	38	38
Financial liabilities at fair value
Derivatives designated as net investment hedges
Cross currency interest rate exchange contracts	—	40	—	40

Total financial liabilities at fair value	—	52	38	90

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	2	—	2
Embedded derivatives in notes	—	12	—	12
Financial assets at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	—	—	—
Available for sale financial assets	—	42	29	71

Total financial assets at fair value	—	56	29	85

Financial liabilities at fair value through profit or loss
Derivatives not designated as hedges
Foreign exchange contracts	—	29	—	29
Financial liabilities at fair value
Derivatives designated as cash flow hedges
Foreign exchange contracts	—	4	—	4
Interest rate exchange contracts	—	3	—	3
Contingent consideration	—	—	47	47

Total financial liabilities at fair value	—	36	47	83

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

The reconciliation of movements relating to financial instruments classified in Level 3 of the fair value hierarchy:

	Financial assets at fair value		Financial liabilities at fair value
	Available for sale	Total	Contingent consideration	Total
As at December 31, 2016	29	29	47	47
Change in fair value recognized in the income statement	—	—	(9)	(9)

As at September 30, 2017	29	29	38	38

Transfers into and out of fair value hierarchy levels are recognized at the end of the reporting period (or the date of the event or change in circumstances that caused the transfer). On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between Level 2 and Level 3. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations.

During the nine month period ended September 30, 2017, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

All changes in fair values of financial instruments are unrealized, and are recorded in “Other non-operating losses” in the Interim condensed consolidated income statement.

12	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items:

	September 30, 2017	December 31, 2016
Cash at banks and on hand	1,250	1,707
Short-term deposits with original maturity of less than three months	1,315	1,235

Total cash and cash equivalents	2,565	2,942

As at September 30, 2017, cash balances in Uzbekistan and Ukraine of US$223 and US$9, respectively (December 31, 2016: US$347 and US$3, respectively), are restricted due to local government or central bank regulations or de-facto existing practices and therefore cannot currently be repatriated.

In addition, short and long term deposits at financial institutions in Uzbekistan of US$145 as at September 30, 2017 (December 31, 2016: US$372) are also subject to the same restrictions.

Cash balances as at September 30, 2017 include investments in money market funds of US$639 (December 31, 2016: US$578).

13	DIVIDENDS DECLARED

On February 27, 2017, VEON declared a cash dividend relating to its 2016 results from its freely distributable reserves in the amount of US 19.5 cents per common share. The dividend was paid on April 12, 2017.

In August 2017, the Supervisory Board approved the distribution of an interim gross dividend of US 11 cents per share for 2017, from the Company’s freely distributable reserves. The dividend was paid on September 6, 2017.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

DIVIDENDS DECLARED TO NON-CONTROLLING INTERESTS

On January 24, 2017, TNS Plus LLP, a subsidiary of the Company, declared dividends to its shareholders, which were paid on January 25, 2017. The portion of dividends paid to the minority shareholder amounted to US$7.

On February 13, 2017, VimpelCom Kyrgyzstan Holding AG, a subsidiary of the Company, declared dividends to its shareholders, which were paid on February 16, 2017. The portion of dividends paid to the minority shareholder amounted to US$55.

On May 12, 2017, TNS Plus LLP declared dividends to its shareholders, which were paid on May 15, 2017. The portion of dividends paid to the minority shareholder amounted to US$12.

On June 21, 2017, Omnium Telecom Algeria S.p.A, a subsidiary of the Company, declared dividends to its shareholders, which were paid in September 2017. The portion of dividends paid to minority shareholders amounted to US$82.

14	RELATED PARTIES

As at September 30, 2017, the Company is primarily owned by two major shareholders, being LetterOne and Telenor. The Company has no ultimate controlling shareholder.

The following table provides the total amount of transactions that have been entered into with related parties for the nine and three month periods ended September 30:

	Nine month period		Three month period
	2017	2016	2017	2016
Revenue from Telenor and affiliates	58	43	19	15
Revenue from joint ventures and associates	23	3	7	1
Revenue from discontinued operations	—	61	—	27

	81	107	26	43

Services from LetterOne and affiliates	—	4	—	2
Services from Telenor and affiliates	54	32	18	11
Services from joint ventures and associates	24	12	7	5
Services from discontinued operations	—	5	—	2

	78	53	25	20

The following table provides the total balance of accounts with related parties at the end of the relevant period:

	September 30, 2017	December 31, 2016
Accounts receivable from Telenor	28	13
Accounts receivable from joint ventures and associates	24	24
Accounts receivable from other related parties	2	3

	54	40

Accounts payable to LetterOne	—	1
Accounts payable to Telenor	17	9
Accounts payable to joint ventures and associates	6	5

	23	15

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

SERVICE AGREEMENTS

All service agreements with related parties are disclosed in Note 25 in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2016. There were no new agreements entered into between the Company and related parties during the nine month period ended September 30, 2017.

COMPENSATION OF KEY MANAGEMENT PERSONNEL OF THE COMPANY

During the third quarter of 2017, the Company introduced a Transformation Bonus Plan, which is designed to incentivize sustainable transformation and absolute shareholder value creation. The Transformation Bonus Plan is a one-time award, offered to senior management that are key to driving VEON’s performance transformation program, and runs over a 3 year period to December 31, 2018. The target pay aims at 400% of a participant’s annual gross base salary, partially in cash and partially in shares of VEON, based on the achievement of established Key Performance Indicators (“KPI”), vesting on December 31, 2018. The KPIs are based on the performance of VEON, comprising a Free Cash Flow target and a target volume-weighted average share price of VEON. The KPIs and payout structure will enable the VEON Group to continue to fundamentally transform its business and evolve into a technology company.

15	COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

There were no material commitments, contingencies and uncertainties that occurred during the nine month period ended September 30, 2017, and there were no material changes during the same period to the commitments, contingencies and uncertainties as disclosed in the Group’s annual consolidated financial statements as at and for the year ended December 31, 2016, other than those described below.

SPECTRUM REALLOCATION IN UZBEKISTAN

On March 31, 2017, the Republican Radiofrequencies Council in Uzbekistan (the “Council”) published a decision (the “Decision”) ordering the redistribution of radio frequencies in Uzbekistan which, if it comes into force as planned in September 2017, could result in a reallocation of our subsidiary Unitel LLC’s (“Unitel”) radio frequencies to other cellular communications providers in the market. On April 21, 2017, Unitel filed a claim with the Commercial Court of Tashkent City disputing the Decision. Unitel’s claim was subsequently transferred to the Administrative Court of the Uchtepa District, which dismissed the claim on June 22, 2017. A cassation appeal of the dismissal, if any, must be commenced on or before January 12, 2018. Separately, a working group involving the regulator and all mobile operators in Uzbekistan was created to discuss potential terms and conditions for implementation of the Decision. The Council issued a subsequent decision, reaffirming the redistribution of radio frequencies as originally ordered but postponing the implementation deadline to March 31, 2018. The decision also grants tech neutrality in the 900 and 1800 MHz bands.

GTH – IRAQNA LITIGATION

On June 6, 2017, the English Court of Appeal denied GTH’s application for leave to appeal. With no further venue for appeal, the matter is now concluded and final.

VAT ON REPLACEMENT SIMS

The Bangladesh Appellate Tribunal rejected the appeal of Banglalink Digital Communications Ltd. (“Banglalink”) and all other operators on June 22, 2017. On July 13, 2017, Banglalink filed an appeal of the Appellate Tribunal’s judgment with the High Court Division of the Supreme Court of Bangladesh.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Notes to the unaudited interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

CANADIAN ACTION BROUGHT BY THE CATALYST CAPITAL GROUP INC.

VEON is a defendant in an action brought in 2016 by The Catalyst Capital Group Inc. (“Catalyst”) for CAD 1.3 billion (US$1,042 million as at September 30, 2017) alleging breach of contract in the Superior Court of Justice in Ontario, Canada (the “Court”). In 2014, Catalyst and the company entered into an exclusivity agreement in connection with negotiations for the sale of the company’s WIND Mobile business. Catalyst alleges that the company and its financial advisor, UBS Securities Canada Inc., breached their exclusivity agreement obligations, which in turn enabled the sale of WIND Mobile to a consortium of other investors, who are also named co-defendants. The company filed a Statement of Defense denying all allegations and intends to vigorously contest the matter. VEON’s motion to dismiss the claim (as well as motions of all other defendants) was heard August 16-18, 2017. A decision from the Court on the motion to dismiss is not expected before Q2 2018.

16	EVENTS AFTER THE REPORTING PERIOD

VEON HOLDINGS B.V. SUBMITS CASH TENDER OFFER IN RELATION GLOBAL TELECOM HOLDING S.A.E.

On November 8, 2017, VEON submitted an application to the Egyptian Financial Supervisory Authority (“EFSA”) to approve a mandatory tender offer (“MTO”) by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing 42.31% of GTH’s total shares). The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities. The proposed offer price under the MTO is EGP 7.90 per share. Any increase of the Company’s interest in GTH will be accounted for directly in equity upon closing of the transaction.

The MTO is subject to EFSA approval.

Amsterdam, November 9, 2017

VEON Ltd.

VEON Ltd  |  Unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2017

Q3 2017 results and business update
Amsterdam, 9 November 2017
Jean-Yves Charlier - Chief Executive Officer
Andrew Davies - Chief Financial Officer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its performance transformation, among others; anticipated performance and guidance for 2017, including VEON’s ability to generate sufficient cash flow; future market developments and trends; expected synergies of the Italy Joint Venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable, the effect of the acquisition of additional spectrum on customer experience and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. Furthermore, elements of this presentation contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. As of 7 November 2016, VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison owning the other 50%) and we account for this JV using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. VEON Ltd. is not making, and has not made, any written or oral representation or warranty, express or implied, of any nature whatsoever, with respect to any Italy Joint Venture information included in this report. For further information on the Italy Joint Venture and its accounting treatment, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2016. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in  VEON Ltd.’s earnings release published on its website on the date hereof. Disclaimer Q3 2017 RESULTS

Q3 2017 results agenda

VEON

FINANCIAL AND BUSINESS HIGHLIGHTS — Jean-Yves Charlier, CEO

- Group results highlights
- Strategy execution
- Recent management changes

FINANCIAL RESULTS AND CORPORATE FINANCE UPDATE — Andrew Davies, CFO

Q&A

Q3 2017 RESULTS 3

Q3 2017 results agenda FINANCIAL AND BUSINESS HIGHLIGHTS Group results highlights Strategy execution Recent management changes Jean-Yves Charlier, CEO Andrew Davies, CFO FINANCIAL RESULTS AND CORPORATE FINANCE UPDATE Group results Country results, including: Wind Tre refinancing Sale of Pakistan tower business Uzbek som liberalization Outlook Q&A Q3 2017 RESULTS

EBITDA margin, underlying2 (%) 40.4% Total revenue (USD billion) 2.5 +3.2% organic1 YoY +4.0% reported YoY +0.1 p.p. organic1 YoY - 0.3 p.p. reported YoY Capex excl. licenses (USD MILLION) 398 +4.1% reported YoY LTM capex/revenue: 18.4% Underlying equity free cash flow excluding licenSes3 (USD MILLION) 475 USD 965m YTD 1 Revenue and EBITDA organic growth are non-IFRS financial measures that exclude the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions 2 Underlying EBITDA excludes exceptional items in Q3 2016 consisting of transformation costs of USD 66 million and exceptional items in Q3 2017 consisting of exceptional income of USD 106 million from a one-off adjustment to a vendor agreement, offset by costs of USD 57 million related to the performance transformation costs and other legal costs 3 Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding capex for licenses and withholding tax related to Pakistan spectrum of USD 29.5m (in Q2 2017), M&A transactions, transformation costs and other one-off items Total revenue increased 4.0% YoY; 3.2% YoY organic growth Mobile data revenue organic growth of 26.6% YoY EBITDA increased 16.4% YoY to USD 1,042m, benefiting from organic revenue growth and exceptional income from a one-off adjustment to a vendor agreement Capex increased 4.1% YoY primarily due to higher capex in Russia and Bangladesh as well as a more linear phasing in 2017 Q3 capex/revenue ratio at 16.2% YTD underlying equity free cash flow excluding licenses increased to USD 965m Q3 2017 financial highlights: substantial progress made Q3 2017 RESULTS

Strategy execution Q3 2017 RESULTS REVITALIZING OUR BUSINESS On 8 November, VEON submitted a mandatory cash tender offer in relation to Global Telecom Holding Telenor completed the third sell down of VEON shares – increasing free float Wind Tre refinancing successfully completed – EUR 270m of annual savings Sale of Pakistan tower business – becoming asset light Currency liberalization in Uzbekistan – potentially allowing for future upstreaming of cash Further strenghtening of management team REINVENTING A GLOBAL COMMUNICATIONS PIONEER Large scale launch of VEON platform in five markets Continue development of platform before launch in other markets in 2018 DMP platform rolled out, new digital BSS stack progressing well REINVENT REVITALIZE Delivering robust underlying equity free cash flow growth, to underpin sustainable and progressive dividends

On 8 November 2017, VEON submitted an application to the Egyptian Financial Supervisory Authority (EFSA) to approve a mandatory tender offer (MTO) by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing 42.31% of GTH’s total shares) The MTO will be funded by cash on hand and/or the utilisation of available credit facilities Certain pricing details are as follows: MTO offer price: EGP 7.9 per share Most recent GTH share buy-back price (Feb 2017): EGP 7.9 per share1 GTH six-month average volume-weighted trading price: EGP 6.63 GTH six-month simple average trading price: EGP 6.61 The offer is subject to approval by EFSA As the EFSA approval process is still pending, VEON is unable to comment further on this matter GTH: mandatory tender offer Q3 2017 RESULTS 1 The GTH share buy-back in February 2017 was 2.53 times oversubscribed at this price

Telenor sale – free float to increase to 44% by 2019 Telenor completed the third sell down of VEON shares, with free float now close to 30% 1 LetterOne Investment Holdings S.A. (“LetterOne”) is the sole shareholder of L1T VIP Holdings S.à r.l. and, in such capacity, may be deemed to be the beneficial owner of the common shares held for the account of L1T VIP Holdings S.à r.l. LetterOne is a Luxembourg company, with its principal business to function as a holding company 2 The Stichting is the direct beneficial owner of 145,947,562 common shares. As the holder of depositary receipts issued by the Stichting, L1T VIP Holdings S.à r.l. is entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such common shares. The Stichting is a foundation incorporated under the laws of the Netherlands 3 Telenor has indicated that the transaction will be the final divestment of Telenor’s VEON ADSs, as Telenor expects to use the remaining balance of 14.6% to exchange and/or redeem exchangeable bonds Before Telenor equity offering (September 2016) 2 Assuming full conversion of bonds and Telenor exit After third Telenor sale (25 September 2017) Q3 2017 RESULTS 1 3 Telenor expects to use the 14.6% to exchange and/or redeem exchangeable bonds

VEON – commercial launch in five markets

VEON launches mobile messaging app in Pakistan
VEON Ukraine
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VEON
VEON
ТЕХНОЛОГИИ И МЕДИА, 19 июл, 21:16
VEON на связи: зачем сотовому оператору свой мессенджер
Приложение VEON, в котором пользователи «Билайна» смогут бесплатно звонить, переписываться и смотреть фильмы, появилось в Google Play. Однако похожие разработки от МТС и «МегаФона» популярностью не пользуются

Q3 2017 RESULTS 8

Q3 2017 RESULTS VEON – commercial launch in five markets Commercial launch of VEON in Italy, Russia, Pakistan, Ukraine and Georgia 5.3 million downloads to date Passed 1 million download mark in each of Italy, Russia and Pakistan After the first week: #1 top free app on Google Play Store and Apple AppStore in Pakistan Already 140 partners (content, offers and payments), both global and local brands

Recent management changes Trond Westlie (former Chief Financial Officer at AP Moller-Maersk) appointed Group Chief Financial Officer, succeeding Andrew Davies, effective from 9 November 2017 Joshua Drew (former Associate General Counsel at VEON and former Vice President and Associate General Counsel at Hewlett-Packard) appointed Group Chief Compliance Officer, effective from 5 October 2017 Jacky Simmonds (Group People Director at easyJet) appointed Group Chief People Officer, effective from 1 January 2018 Q3 2017 RESULTS Joshua Drew Group Chief Compliance Officer Jacky Simmonds Group Chief People Officer Trond Westlie Group Chief Financial Officer

Q3 2017 results agenda

VEON

FINANCIAL AND BUSINESS HIGHLIGHTS — Jean-Yves Charlier, CEO

- Group results highlights
- Strategy execution
- Recent management changes

FINANCIAL RESULTS AND CORPORATE FINANCE UPDATE — Andrew Davies, CFO

Q&A

Q3 2017 RESULTS

10

Q3 2017 results agenda FINANCIAL AND BUSINESS HIGHLIGHTS Group results highlights Strategy execution Recent management changes Jean-Yves Charlier, CEO Andrew Davies, CFO FINANCIAL RESULTS AND CORPORATE FINANCE UPDATE Group results Country results, including: Wind Tre refinancing Sale of Pakistan tower business Uzbek som liberalization Outlook Q&A Q3 2017 RESULTS

Revenue evolution

Organic growth in data revenue is the key driver

USD MILLION

+4.0%
2,361
7
(53)
(12)
103
31
2,438
18
2,456
Total revenue 3Q16
Equipment & accessories
Voice
Interconnect and roaming
Data and MFS
Other[1]
Organic total revenue 3Q17
FOREX
Total revenue 3Q17

+3.2%
2,361
31
26
16
41
(26)
(7)
(5)
2,438
18
2,456
Total revenue 3Q16
Russia
Pakistan
Ukraine
Uzbekistan
Algeria
Bangladesh
Other[2]
Organic total revenue 3Q17
FOREX
Total revenue 3Q17

[1] Other also includes intercompany eliminations

Q3 2017 RESULTS

11

+3.2% Revenue evolution Organic growth in data revenue is the key driver 1 Other also includes intercompany eliminations 2 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan and intercompany eliminations USD MILLION +4.0% 1 2 Q3 2017 RESULTS (7)

EBITDA evolution

Robust performance for the portfolio

USD MILLION

+16.4%
896
66
962
69
88
(123)
(3)
993
49
1,042
EBITDA 3Q16
Exceptional items 1
Underlying EBITDA 3Q16
Service revenue
Performance transformation savings
Re-investment in mono-brand, devices, network
FOREX
Underlying EBITDA 3Q17
Exceptional items 2
EBITDA 3Q17

+3.5%
896
66
962
17
63
7
10
(14)
(32)
(34)
17
996
(3)
49
1,042
EBITDA 3Q16
Exceptional items 1
Underlying EBITDA 3Q16
Russia
Pakistan
Ukraine
Uzbekistan
Bangladesh
Algeria
Corporate costs
Other 3
Underlying organic EBITDA 3Q17
FOREX
Exceptional items 2
EBITDA 3Q17

Q3 2017 RESULTS 12

EBITDA evolution Robust performance for the portfolio 2 1 +16.4% +3.5% 2 1 USD MILLION 3 Q3 2017 RESULTS 1 Exceptional items in Q3 2016 consists of costs primarily related to the performance transformation programme 2 Exceptional items in Q3 2017 consists of a net benefit of USD 49 million, resulting from exceptional income of USD 106 million from a one-off adjustment to a vendor agreement, offset by costs of USD 57 million related to the performance transformation costs and other legal costs 3 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan, and Intercompany eliminations

Russia: continued improvements in mobile business

TOTAL REVENUE (RUB BILLION)

+2.9% YoY
70.5
68.4
72.6
11.5
9.9
10.1
56.8
55.7
59.2
3Q16
2Q17
3Q17
Mobile
Fixed-line
Other

MOBILE CUSTOMERS (MILLION)

+0.7% YoY
58.4
58.8
3Q16
3Q17

EBITDA AND EBITDA MARGIN (RUB BILLION AND %)

+5.7% YoY
+4.1% YoY (underlying)1
26.7
26.9
28.2
37.9%
39.4%
38.9%
3Q16
2Q17
3Q17

+15.5% YoY
9.4
10.9
15.7%
17.1%
3Q16
3Q17

Q3 2017 RESULTS
13

Russia: continued improvements in mobile business TOTAL REVENUE (RUB BILLION) MOBILE CUSTOMERS (MILLION) Mobile service revenue increased by 4.2% YoY, mainly driven by 13.8% mobile data revenue growth Mobile ARPU grew by 3.2% YoY Fixed-line service revenue decreased by 11.7% YoY, due to negative FOREX effect and impact of increased FMC penetration Strong B2B mobile performance with 6.7% year on year revenue growth Capex increased YoY as a result of more linear phasing compared to back-end loaded capex in FY 2016 EBITDA margin to be impacted from Q4 2017 onwards by Euroset transaction and the VEON personal internet platform roll-out +2.9% YoY +0.7% YoY +5.7% YoY +4.1% YoY (underlying)1 +15.5% YoY EBITDA AND EBITDA MARGIN (RUB BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (RUB BILLION AND %) 1 Q3 2016 EBITDA negatively impacted by performance transformation costs of RUB 379m. Q3 2017 EBITDA negatively impacted by performance transformation costs of RUB 37m Q3 2017 RESULTS

Italy: aggressive competition weighs on margins, synergies on track

TOTAL REVENUE
(EUR MILLION)

-6.4% YoY
1,648
228
270
1,150
1,535
225
268
1,042
1,543
189
274
1,080
3Q16
2Q17
3Q17
Other & CPE [2]
Fix Service Revenue
Mobile Service Revenue

MOBILE CUSTOMERS
(MILLION)

-5.1% YoY
31.4
29.8
3Q16
3Q17

EBITDA AND EBITDA MARGIN
(EUR BILLION AND %)

-14.8% YoY
-4.9% YoY Underlying[1]
609
37.0%
442
28.8%
519
33.6%
3Q16
2Q17
3Q17

+3.6% YoY
228
17.4%
236
18.0%
3Q16
3Q17

Q3 2017 RESULTS
14

Italy: aggressive competition weighs on margins, synergies on track TOTAL REVENUE (EUR MILLION) -6.4% YoY MOBILE CUSTOMERS (MILLION) 1 Q3 2017 EBITDA negatively impacted by integration costs of ~EUR 60m 2 CPE = Customer Premises Equipment 3 Calculated as Net Debt / LTM Q3 EBITDA before ~EUR 260m integration costs Note: starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly +3.6% YoY -5.1% YoY 1,648 1,543 -14.8% YoY -4.9% YoY Underlying1 1,535 Q3 2017 RESULTS EBITDA AND EBITDA MARGIN (EUR BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (EUR BILLION AND %) 2 Highly competitive environment Service revenue decline of 4.7% YoY with: Mobile service revenue decline of 6.1% YoY mainly due to aggressive competition impacting the customer base and EU roaming regulation Fixed service revenue growth of 1.4% YoY, driven by growing broadband customers and ARPU Underlying EBITDA1 declined 4.9% YoY due to lower revenues partially offset by synergies of ~EUR 44m (~EUR 98m in 9M 2017) Net leverage ratio at 4.3x3, after GSM spectrum renewal and re-farming payment of ~EUR 435m on 28 September Contribution to VEON P&L of a loss of USD 60m for Q3

Wind Tre refinancing successfully completed Major milestone for Wind Tre has been completed: optimizing the capital structure, reducing annual interest costs and enhancing maturities Wind Tre completed the refinancing of its external debt: On 3 November 2017, Wind Tre issued ~EUR 7.3bn equivalent of new bonds with very high demand Other proceeds for the refinancing from EUR 3.4bn of senior facilities agreements 3 Revised gross interest rate (after hedging): ~2.7% Average new cost of debt post refinancing (from ~5.5% at the end of Q3 2017) ~2.7% Expected annual run-rate of interest savings from refinancing ~270 (EUR MILLION) Q3 2017 RESULTS 1 Pro-forma post completion of the refinancing 2 U.S. dollar notes have been converted via cross currency swaps into Euros 3 Of which EUR 0.4 billion undrawn RCF Note: all savings and synergies refer to Wind Tre, which is owned 50/50 by VEON and CK Hutchison Holdings WIND TRE DEBT PRO-FORMA1 MATURITY SCHEDULE POST REFINANCING EUR MILLION2

Progress on Wind Tre synergies ~EUR 270m annual interest savings from refinancing are incremental to opex and capex synergies, accelerating cash flow generation and deleveraging Opex synergies realized year to date at Q3 2017: EUR 98m Opex and capex synergy target confirmed: EUR 700m annualized run-rate (EUR 490m opex & EUR 210m capex) 90% of the annual run-rate expected to be achieved by year end 2019 Q3 2017 RESULTS SOURCES OF SYNERGIES SINCE TRANSACTION COMPLETION (NOVEMBER 2016) Network & IT Commercial SG&A Termination of national roaming contract Insourcing activities and contract renegotiation mainly in network and IT area Network consolidation and modernization with ZTE Commissioning scheme harmonization Simplification of product portfolio POS rationalization and optimization Company right-sizing project: headcount reduction of ~1,8001 (or 19%) year to date Facilities rationalization started both on HQ and regional sites 1 ~1,100 excluding call center carve-out Note: all savings and synergies refer to Wind Tre, which is owned 50/50 by VEON and CK Hutchison Holdings

Pakistan: strong growth and margin expansion

TOTAL REVENUE
(PKR BILLION)

+6.9% YoY
38.5
2.4
36.1
40.4
2.8
37.7
41.2
3.0
38.2
3Q16
2Q17
3Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)

+4.1% YoY
51.0
53.1
3Q16
3Q17

EBITDA AND EBITDA MARGIN
(PKR BILLION AND %)

+42.8% YoY
+40.4% YoY underlying
15.4
40.0%
17.5
43.3%
22.0
53.3%
3Q16
2Q17
3Q17

+8.1% YoY
7.6
15.9%
8.2
18.1%
3Q16
3Q17

Q3 2017 RESULTS
17

Pakistan: strong growth and margin expansion 1 Q3 2016 EBITDA negatively impacted by performance transformation costs of PKR 0.7 billion. Q3 2017 EBITDA negatively impacted by performance transformation costs of PKR 0.7 billion TOTAL REVENUE (PKR BILLION) MOBILE CUSTOMERS (MILLION) +6.9% YoY +4.1% YoY +42.8% YoY +40.4% YoY underlying +8.1% YoY 38.5 40.4 41.2 EBITDA AND EBITDA MARGIN (PKR BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (PKR BILLION AND %) Continued revenue growth, fuelled by strong data revenue growth (+38.9% YoY) Network integration activities in progress and on track to be completed by year end 2017 Underlying EBITDA increase due to revenue growth and synergies Underlying EBITDA margin expansion to 55.1%, +13.1 p.p. YoY and +10.4 p.p. QoQ +7.8 p.p. of Q3 margin impact due to release of historic SIM tax accruals Underlying margin excluding release of SIM tax accruals still at robust 47.3% Q3 2017 RESULTS

EV = USD 940m1 Deodar to be transferred on a debt-and-cash free basis Cash proceeds at/after closing: ~USD 760m2 Deferred component (vendor loan note): ~USD 180m3 USE OF PROCEEDS Funding of recently awarded spectrum in Pakistan Repayment of a proportion of Jazz’s debt Remaining amount will be distributed to GTH and Dhabi Group by year end 2018 GTH will use these funds to repay outstanding debt VALUATION High-single digit EV multiple on contributed EBITDA Significant premium vs current VEON/GTH trading multiples Sale of Pakistan tower business Key FINANCIAL impacts ~USD 420m gain for VEON at closing ~1.3 percentage points annualized dilution of VEON’s EBITDA margin4 expected VEON’s leverage ratio to decrease by ~0.1x Delivering on asset light strategy, on track to complete the transaction by year end 2017 1 USD/PKR: 105 2 PKR 69,930m (~USD 666m) at 1st closing (expected by year end 2017), while the remainder will be paid within 12 months thereafter 3 Unconditional vendor loan note payable to Jazz at or before three years from closing 4 Based on VEON Q3 2017 LTM results Q3 2017 RESULTS On 30 August 2017, Jazz announced the sale of Deodar, its wholly-owned tower company with a portfolio of ~13,000 towers, for a total consideration of PKR 98,700m (~USD 940m equivalent1)

Algeria: regulatory environment improved, aggressive competition

VEON

TOTAL REVENUE
(DZD BILLION)

-9.8% YoY
29.0
0.2
28.9
25.3
0.5
24.9
26.2
0.6
25.6
3Q16
2Q17
3Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)

-4.5% YoY
15.9
15.2
3Q16
3Q17

EBITDA AND EBITDA MARGIN
(DZD BILLION AND %)

-14.6% YoY
-21.8% YoY underlying¹
14.9
51.3%
11.4
45.1%
12.7
48.5%
3Q16
2Q17
3Q17

+6.4% YoY
4.3
16.3%
4.6
16.2%
3Q16
3Q17

Q3 2017 RESULTS
19

Algeria: regulatory environment improved, aggressive competition 1 Q3 2016 EBITDA negatively impacted by performance transformation costs of DZD 1.4bn. Q3 2017 EBITDA negatively impacted by performance transformation costs of DZD 47m 2 Company estimate on current promotions TOTAL REVENUE (DZD BILLION) MOBILE CUSTOMERS (MILLION) -9.8% YoY -4.5% YoY -14.6% YoY -21.8% YoY underlying1 +6.4% YoY 0.5 0.2 EBITDA AND EBITDA MARGIN (DZD BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (DZD BILLION AND %) Mobile termination rate symmetry introduced from 31 October 2017 Top line remains under pressure due to acceleration of data pricing competition Data revenue +55% YoY, fueled by 4G/LTE network population coverage leadership Challenging macro environment Economic slowdown coupled with continued high inflation Telecom share of wallet under pressure from new taxes and food basket inflation Underlying EBITDA margin of 48.7% Excluding finance law impact, underlying EBITDA margin would have been 50.9% 14.9 Q3 2017 RESULTS

Bangladesh: market pressure impacting revenue and EBITDA

TOTAL REVENUE
(BDT BILLION)
-4.6% YoY
12.3
0.3
12.0
11.9
0.3
11.6
11.7
0.4
11.3
3Q16
2Q17
3Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)
+8.4% YoY
29.0
31.4
3Q16
3Q17

EBITDA AND EBITDA MARGIN
(BDT BILLION AND %)
-21.1% YoY
-19.3% YoY Underlying¹
5.7
46.7%
4.9
41.1%
4.5
38.6%
3Q16
2Q17
3Q17

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(BDT BILLION AND %)
+31.9% YoY
1.7
18.3%
2.3
20.1%
3Q16
3Q17

Q3 2017 RESULTS
20

Bangladesh: market pressure impacting revenue and EBITDA 1 Q3 2016 EBITDA negatively impacted by performance transformation and SIM re-verification costs of BDT 0.1bn. Q3 2017 negatively impacted by performance transformation costs of BDT 0.1bn TOTAL REVENUE (BDT BILLION) MOBILE CUSTOMERS (MILLION) -4.6% YoY +8.4% YoY -21.1% YoY -19.3% YoY Underlying1 +31.9% YoY 11.9 12.3 11.7 EBITDA AND EBITDA MARGIN (BDT BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (BDT BILLION AND %) Revenue YoY trend deteriorated vs Q2 2017 Continued competition on customer acquisition driving multi-SIM and diluted share of wallet Data revenue +28.0% YoY, with acceleration of data customer growth at 17.1% YoY Underlying EBITDA decline due to revenue pressure, customer acquisition costs and technology expenses to improve network availability, following the extreme weather conditions Underlying EBITDA margin at 39.5% 3G population coverage ~70% The Government approved the Regulatory and Licensing Guidelines for 4G/LTE Cellular Mobile Services and Spectrum Auction Guidelines Auction may occur by H1 2018 Q3 2017 RESULTS

Ukraine: sustained robust performance

TOTAL REVENUE
(UAH BILLION)

+10.0% YoY
3.9
0.3
3.7
4.1
0.3
3.8
4.3
0.3
4.0
3Q16
2Q17
3Q17
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)

+0.8% YoY
26.3
26.4
3Q16
3Q17

EBITDA AND EBITDA MARGIN
(UAH BILLION AND %)

+8.2% YoY
+8.4% YoY (underlying)[1]
2.2
55.3%
2.3
56.8%
2.3
54.4%
3Q16
2Q17
3Q17

-25.3% YoY
0.9
18.6%
0.6
18.1%
3Q16
3Q17

Q3 2017 RESULTS
21

Ukraine: sustained robust performance 1 Q3 2017 EBITDA negatively impacted by UAH 6m related to performance transformation costs TOTAL REVENUE (UAH BILLION) EBITDA AND EBITDA MARGIN (UAH BILLION AND %) MOBILE CUSTOMERS (MILLION) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UAH BILLION AND %) +10.0% YoY +0.8% YoY +8.2% YoY +8.4% YoY (underlying)1 -25.3% YoY Leader in NPS and clear market leader with customer market share above 47% Strong gross adds driving customer growth Mobile service revenue growth of 10.2% YoY, supported by a strong data revenue growth 70% ARPU increased by 8.2% YoY to UAH 50 Fixed service revenue increased 5.1% YoY Underlying EBITDA increased 8.4% YoY driven by revenue growth with robust margins of 54.4% 3G population coverage reached 73% Q3 2017 RESULTS

Uzbekistan: continued organic growth and currency liberalization

TOTAL REVENUE
(UZS BILLION)

+24.4% YoY
502
3
499
576
4
572
625
5
620
3Q16
2Q17
3Q17
Mobile
Fix and other revenue

MOBILE CUSTOMERS
(MILLION)

-0.1% YoY
9.6
9.5
3Q16
3Q17

EBITDA AND EBITDA MARGIN
(UZS BILLION AND %)

+10.3% YoY
287
57.1%
313
54.3%
316
50.6%
3Q16
2Q17
3Q17

-57.8% YoY
112
15.3%
47
21.1%
3Q16
3Q17

Q3 2017 RESULTS
22

Uzbekistan: continued organic growth and currency liberalization TOTAL REVENUE (UZS BILLION) MOBILE CUSTOMERS (MILLION) +24.4% YoY -0.1% YoY +10.3% YoY -57.8% YoY 576 502 625 EBITDA AND EBITDA MARGIN (UZS BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UZS BILLION AND %) Revenue grew 24.4% YoY driven by increased tariffs, which were pegged to USD until the Uzbek som liberalisation on 4 September 2017 Mobile data revenue increased 31.0% YoY Underlying EBITDA increased by 10.3% YoY, driven by revenue growth, partially offset by 83% YoY increase in customer tax to UZB 2,750 LTM capex/revenue increased due to high level of investments in Q4 2016 Spectrum reallocation to other MNOs delayed until April 2018 Q3 2017 RESULTS

Uzbek som liberalization After 4 September 2017 The Central Bank changed the official exchange rate from 4,210 UZS/USD to 8,100 USD/UZS, bringing the official rate in line with the market rate; since then the currency has slightly strengthened All telecom tariffs were fixed in local currency at the prior official rate of 4,210 USD/UZS As a result, VEON expects annualized decreases in revenue of USD 300-350m, in underlying EBITDA of USD 175-225m and in underlying equity free cash flow of USD 150m1. The Q3 2017 cash balance is approximately USD 372m Due to a significant amount of accumulated cash, Unitel has not been able to take advantage of the currency liberalization yet; discussions are progressing with the Uzbek authorities on terms and conditions of converting the accumulated cash in the country Potential opportunity to upstream a significant part of cash accumulated in Uzbekistan Before 4 September 2017 Currency restrictions and therefore no meaningful extraction of cash Several initiatives explored to convert Uzbek soms to U.S. dollars at various exchange rates, but small scale options Services priced in U.S. dollars, though customers paid for the services in Uzbek soms at the official exchange rate Difficulties in buying directly from foreign vendors due to limited access to convertible currency Q3 2017 RESULTS 1 The calculation of the impact is based on the exchange rate of UZS/USD of 8,100

Q3 2017 income statement 3Q17 3Q16 Reported YoY Organic1 YoY Revenue 2,456 2,361 4.0% 3.2% Service revenue 2,359 2,276 3.6% 3.0% EBITDA 1,042 896 16.4% 16.7% Depreciation & amortization (481) (490) (1.7%) EBIT 561 406 38.1% Net financial income and expenses (202) (211) (3.7%) Net FOREX and other gains 25 4 n.m. Share of loss from join ventures and associates (60) (13) n.m. Impairment of JV and associates - - - Profit before tax 324 186 74.4% Tax (173) (114) 53.7% Profit from continued operations 151 72 109.5% Profit from discontinued operations - 421 n.m. Net profit attributable to VEON shareholders 125 445 (71.7%) 1 Organic variation excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions; in the organic calculation. USD MILLION EBIT increased year on year, due to EBITDA growth and stable depreciation and amortization Net FOREX and other gains of USD 44m driven by one-off arbitration award related to WIND indemnification Driven by accelerated depreciation and amortization for network modernization in Wind Tre JV Higher taxes due to higher taxable profit in Russia and higher withholding tax expenses due to dividends from Pakistan and Algeria Q3 2017 RESULTS

Q3 2017 net debt evolution

USD MILLION

8,403
(993)
(50)
131
77
363
273
8,204
469
8,672
Net debt 30 June 2017
EBITDA underlying
Change in working capital 4
Net interest
Taxes
Cash capex incl. licenses
Dividend
Net debt before FOREX and other1
FOREX and other3
Net debt 30 September 2017

Q3 2017 RESULTS 25

Q3 2017 net debt evolution 1 Exceptional items in Q3 2017 consists of a net benefit of USD 49 million, resulting from exceptional income of USD 106 million from a one-off adjustment to a vendor agreement, offset by costs of USD 57 million related to the performance transformation costs and other legal costs 2 EBITDA LTM (last twelve months); in Q3 2017 LTM underlying EBITDA excludes exceptional items of USD 153m 3 FOREX and other mainly consists of Uzbekistan currency devaluation effect of approximately USD 369m 4 Change in working capital includes the receivable of USD 40million from the adjustment to a vendor agreement NET DEBT EBITDA2 2.2x 2.3x 2.2x 1 Q3 2017 RESULTS USD MILLION 3 4

Robust underlying equity free cash flow1 evolution 1 Underlying equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding capex for licences and withholding tax for spectrum in Pakistan of USD 29.5m in Q2 2017, M&A transactions, transformation costs and other one-off items 2 See appendix for reconciliation table 9M 2016 900 (246) 965 9M 2017 Increase in net cash used in investing activities2 311 Increase in net cash from operating activities2 Q3 2017 RESULTS USD MILLION

2017 guidance confirmed 1FY 2017 targets after Uzbekistan currency regime adjustment are based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Underlying equity free cash flow excluding licenses is calculated at the target rates for 2017 (see Appendix) 2 Underlying equity free cash flow excluding licenses is defined as net cash flow from operating activities less net cash flow used in investing activities excluding capex for licenses and withholding tax for spectrum in Pakistan of USD 29.5m in Q2 2017, M&A transactions, transformation costs and other one-off items. Underlying equity free cash flow excluding licenses is calculated on the basis of the target rates disclosed in the appendix +2.1% +0.1 p.p. 965 Low single digit growth Flat to low single digit accretion 850 - 950 9M 2017 actuals FY 2017 targets1 Total revenue Underlying EBITDA margin Underlying equity free cash flow excluding licenses2 Q3 2017 RESULTS

Q3 2017 results agenda

VEON

FINANCIAL AND BUSINESS HIGHLIGHTS — Jean-Yves Charlier, CEO

- Group results highlights
- Strategy execution
- Recent management changes

FINANCIAL RESULTS AND CORPORATE FINANCE UPDATE — Andrew Davies, CFO

Q&A

Q3 2017 RESULTS 28

Q3 2017 results agenda FINANCIAL AND BUSINESS HIGHLIGHTS Group results highlights Strategy execution Recent management changes Jean-Yves Charlier, CEO Andrew Davies, CFO FINANCIAL RESULTS AND CORPORATE FINANCE UPDATE Group results Country results, including: Wind Tre refinancing Sale of Pakistan tower business Uzbek som liberalization Outlook Q&A Q3 2017 RESULTS

APPENDIX

Pakistan towers sale - structure and key terms Start of a long-term partnership with a highly experienced counterparty 1 Tower operating company owned by edotco Group Sdn. bhd. (edotco) and Dawood Hercules Corporation (Dawood) 2 Exchange rate of USD/PKR: 105 3 Structure after completion of the transaction. Change in GTH and Dhabi Group stakes in Jazz triggered by the earn-out agreement of Jazz/Warid transaction 4 All telecom tower assets and related passive infrastructure currently held by Deodar, the tower company presently wholly owned by Jazz 5 Master Service Agreement between Jazz and Tanzanite for the management of former Jazz’s towers Jazz Deodar (TowerCo) 100% Current structure GTH Dhabi Group 85% (~83%3) 15% (~17%3) Tanzanite1 Deodar (TowerCo) Future structure3 100% Cash VEON’s entities Buyer’s entity Other Sale SIMPLIFIED TRANSACTION STRUCTURE Master service agreement (up to 27 years) edotco Dawood 55% 45% Transaction details: Agreement signed on 30 August 2017 with Tanzanite1 for the disposal of substantially all of the tower business of Jazz (through the sale of Deodar, the tower company 100% owned by Jazz) Total consideration of USD 940m2 ~13,000 sites3 will be transferred with the sale of Deodar Key master service agreement5 terms: 27 years (12 years, renewable at Jazz’s discretion for 3 consecutive periods of 5 years each) KPIs structured in order to guarantee site availability, quality of service and incentivize energy efficiency Potential decommissioning capex (~ 3,000 sites) to be borne by the buyer Q3 2017 RESULTS

Uzbekistan currency 9M16 Average rate USD/UZS 2,908 Official exchange rate at 8,100 USD/UZS In 9M 2017 total organic revenue growth in Uzbekistan was 18.3%, as Beeline´s price plans were pegged to U.S. dollars until 4 September 2017 In September 2017 prices were fixed at rate of 4,210 Uzbek som per U.S. dollar, with no changes allowed for the time being In Q4 2017 Beeline Uzbekistan expects to report organic growth, as it still benefits from positive YoY currency moves However, this change may affect the ability to modify the pricing of our services in Uzbekistan going forward TARIFFS IMPACT (USD/UZS) Q3 2017 RESULTS 9M17 Average rate for tariff setting USD/UZS 3,760 Telecom tariff fixed at rate of USD/UZS 4,210

Group debt maturity schedule

AS AT 30 SEPTEMBER 2017,
USD BILLION

HQ
GTH
Russia
0.8
0.8
1.3
1.6
2.7
1.5
2.6
2017
2018
2019
2020
2021
2022
>2022

Group debt maturity schedule by currency[1]

[1] After effect of cross currency swaps

Q3 2017 RESULTS
32

Group debt maturity schedule Group debt maturity schedule by currency1 AS AT 30 SEPTEMBER 2017, USD BILLION 2017 2018 2019 2020 2021 2022 >2022 USD 0.3 0.3 1.1 0.7 0.4 0.7 2.6 53% EUR 0.0 0.0 0.0 0.3 1.0 0.0 0.0 11% RUB 0.4 0.2 0.0 0.5 1.2 0.8 0.0 28% PKR 0.0 0.2 0.1 0.1 0.1 0.0 0.0 5% OTHER 0.1 0.1 0.1 0.0 0.0 0.0 0.0 3% Q3 2017 RESULTS 1 After effect of cross currency swaps

Liquidity analysis

VEON

Group cash breakdown by currency

30 SEPTEMBER, 2017

42%
58%
USD
Other

Group cash: USD 2.78 billion

VEON – syndicate	USD 1.68 billion

Q3 2017 RESULTS
33

Liquidity analysis Group cash breakdown by currency 30 SEPTEMBER, 2017 Unused RCF headroom at the end of Q3 2017: Unused VF/CF headroom at the end of Q3 2017: Group cash: USD 2.78 billion Q3 2017 RESULTS VEON – syndicate USD 1.68 billion VEON – CDB RMB 0.27 billion (USD 0.04 billion) Algeria – syndicate DZD 32 billion (USD 0.3 billion) VEON - Sberbank RUB 15 billion (USD 0.25 billion) Pakistan - facility PKR 0.24 billion (USD 2.3m)

Q3 2017 RESULTS Debt by entity Outstanding debt (millions) Type of debt/lender AS AT 30 SEPTEMBER 2017, USD MILLION Entity Bonds Loans RCF Vendor Financing Other Total VEON Holdings B.V. 3,889 3,079 - 64 - 7,032 VEON Amsterdam B.V. - - - 522 - 522 PJSC VimpelCom 984 - - - 61 1,045 GTH Finance B.V. 1,200 - - - - 1,200 Pakistan Mobile Communications Limited 49 767 - - - 816 Banglalink Digital Communications Ltd. 300 - - - 0 300 Omnium Telecom Algeria S.p.A. - 311 - - - 311 EG - GTH - 200 - - - 200 Others - - - 8 3 11 Total 6,422 4,356 - 594 64 11,437

Underlying equity free cash flow (excluding licenses) reconciliation table 3Q17 3Q16 9M17 9M16 Net cash from operating activities from continued operations 833 741 1,997 807 Exceptional items: One-off adjustment to a vendor agreement1 (66) - (66) - PT costs 55 71 121 191 Other 9 45 22 69 Settlement with DOJ/SEC/OM Investigation 795 WHT on license in Pakistan 30 IRAQNA Provision 69 Underlying Net Cash Flow from operating activities 831 857 2,173 1,862 Net cash used in investing activities from continued operations (376) (324) (1,690) (1,091) Adjustments: Purchase of license (7) (7) (339) (118) Deposits, Financial assets and other (13) 51 (143) (11) Underlying net cash flow used in investing activities (356) (368) (1,208) (962) Underlying Equity Free Cash Flow (excluding licenses) 475 489 965 900 Q3 2017 RESULTS 1 One-off adjustment to a vendor agreement refers to USD 106m of exceptional income of which USD 66m have been paid in Q3 2017 and the remaining USD 40m will be paid in January 2018

3Q17 3Q16 9M17 9M16 Pro-forma Warid EBITDA 1,042 896 2,834 2,485 One-off vendor adjustment (106) - (106) - Performance Transformation costs of which: HQ and Other 49 40 104 165 Russia - 6 2 9 Emerging Markets 8 20 20 49 Other exceptional - - 6 EBITDA underlying 993 962 2,861 2,708 Underlying EBITDA reconciliation table Q3 2017 RESULTS

Forex

	Forex assumptions	Average rates			Closing rates		
	FY 2017	3Q17	3Q16	YoY	3Q17	3Q16	YoY
Russian ruble	67.00	59.02	64.62	(8.7%)	58.02	63.16	(8.1%)
Algerian dinar	118.00	109.9	109.77	0.1%	113.04	109.62	3.1%
Pakistan rupee	107.00	105.37	104.67	0.7%	105.39	104.46	0.9%
Bangladeshi taka	79.00	81.11	78.32	3.6%	82.31	78.38	5.0%
Ukrainian hryvnia	28.00	25.9	25.38	2.1%	26.52	25.91	2.4%
Kazakh tenge	350.00	332.18	341.34	(2.7%)	341.19	334.93	1.9%
Uzbekistan som	3,231.34	5,220.63	2,976.81	75.4%	8,066.96	3,010.20	168.0%
Armenian dram	480	478.69	475.38	0.7%	478.41	474.46	0.8%
Kyrgyz som	70.00	68.88	68.22	1.0%	68.66	67.93	1.1%
Georgian lari	2.25	2.42	2.32	4.2%	2.48	2.33	6.3%

Q3 2017 RESULTS 37

Russian ruble Algerian dinar Pakistan rupee Bangladeshi taka Ukrainian hryvnia Kazakh tenge Uzbekistan som Armenian dram Kyrgyz som Georgian lari Forex assumptions FY 2017 67.00 118.00 107.00 79.00 28.00 350.00 3,231.34 480 70.00 2.25 Average rates 3Q17 3Q16 YoY 59.02 64.62 (8.7%) 109.9 109.77 0.1% 105.37 104.67 0.7% 81.11 78.32 3.6% 25.9 25.38 2.1% 332.18 341.34 (2.7%) 5,220.63 2,976.81 75.4% 478.69 475.38 0.7% 68.88 68.22 1.0% 2.42 2.32 4.2% Closing rates 3Q17 3Q16 YoY 58.02 63.16 (8.1%) 113.04 109.62 3.1% 105.39 104.46 0.9% 82.31 78.38 5.0% 26.52 25.91 2.4% 341.19 334.93 1.9% 8,066.96 3,010.20 168.0% 478.41 474.46 0.8% 68.66 67.93 1.1% 2.48 2.33 6.3% Forex Q3 2017 RESULTS

IFRS 15 The scope of IFRS 15 includes the timing of revenue recognition and costs of obtaining contracts with customers Contract costs are now required to be capitalized and amortized over the average customer life VEON will apply IFRS 15 for the first time in the 2018 financial statements, using the modified retrospective approach No material impact is expected in the accounting for revenues or costs, based on existing product and service offerings IFRS 9 & 15: expected impact for VEON IFRS 9 The scope of IFRS 9 includes new guidance to classify financial instruments on the balance sheet VEON will need to introduce the concept of Expected Credit Loss (“ECL”), where an allowance for doubtful debt is required for all debt-like instruments including unbilled receivables The Group is in the process of assessing the impact of IFRS 9, which may be material to the consolidated income statement and consolidated financial position of the Company, upon adoption in 2018 Q3 2017 RESULTS

VEON Ltd.

Index sheet

Consolidated VEON Ltd.

Consolidated VEON Ltd

Customers

EBITDA reconciliation

Russia

Pakistan

Algeria

Bangladesh

Ukraine

Italy

Average and closing rates of functional currencies to USD

		Average rates			Average rates			Closing rates
		3Q17	3Q16	YoY	9M17	9M16	YoY	3Q17	3Q16	Delta
Russian ruble	RUB	59.02	64.62	(8.7%)	58.33	68.37	(14.7%)	58.02	63.16	(8.1%)
Euro	EUR	0.85	0.90	(5.0%)	0.90	0.90	0.4%	0.85	0.89	(4.9%)
Algerian dinar	DZD	109.90	109.77	0.1%	109.61	109.05	0.5%	113.04	109.62	3.1%
Pakistan rupee	PKR	105.37	104.67	0.7%	104.99	104.70	0.3%	105.39	104.46	0.9%
Bangladeshi taka	BDT	81.11	78.32	3.6%	80.51	78.38	2.7%	82.31	78.38	5.0%
Ukrainian hryvnia	UAH	25.90	25.38	2.1%	26.47	25.43	4.1%	26.52	25.91	2.4%
Kazakh tenge	KZT	332.18	341.34	(2.7%)	323.27	344.00	(6.0%)	341.19	334.93	1.9%
Uzbekistan som	UZS	5,221	2,977	75.4%	4,124	2,911	41.7%	8,066.96	3,010.20	168.0%
Armenian dram	AMD	478.69	475.38	0.7%	482.54	480.99	0.3%	478.41	474.46	0.8%
Kyrgyz som	KGS	68.88	68.22	1.0%	68.75	70.26	(2.2%)	68.66	67.93	1.1%
Georgian lari	GEL	2.42	2.32	4.2%	2.48	2.32	6.7%	2.48	2.33	6.3%

VEON

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 (pro-forma Warid)	2Q16 (pro-forma Warid)	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	2,296	2,096	2,228	2,362	2,354	2,281	2,417	2,456	13,517	9,606	8,885
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	2,188	2,022	2,158	2,276	2,244	2,202	2,331	2,358	13,231	9,313	8,553
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	811	778	811	896	783	861	931	1,042	5,560	2,875	3,232
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	35.3%	37.1%	36.4%	37.9%	33.3%	37.8%	38.5%	42.4%	41.1%	29.9%	36.4%
EBIT	770	766	873	(536)	308	530	(480)	166	297	269	406	91	345	389	561	1,873	524	1,084
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	(82)	137	82	186	(89)	131	(193)	324	375	(595)	347
Net income/(loss)	38	102	105	(890)	184	108	(1,005)	58	169	122	445	1,557	(4)	(278)	125	(647)	(655)	2,328
Capital expenditures (CAPEX)	650	1,141	801	840	263	590	459	709	203	371	425	770	269	644	406	3,434	2,033	1,195
CAPEX excluding licenses	531	764	739	799	210	462	448	671	158	307	382	754	265	332	398	2,833	1,801	1,136
CAPEX excluding licenses / revenue	15.3%	21.8%	20.8%	26.6%	9.1%	18.0%	18.3%	29.2%	7.5%	13.8%	16.2%	32.0%	11.6%	13.7%	16.2%	21.0%	18.7%	12.8%

*Notes:

The financial results for Q1 2016 and Q2 2016 are also presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year on year comparisons.

Consolidated*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16 Reported	2Q16 Reported	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	2,296	2,017	2,153	2,362	2,354	2,281	2,417	2,456	13,517	9,606	8,885
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	2,188	1,948	2,086	2,276	2,244	2,202	2,331	2,358	13,231	9,313	8,553
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	811	758	795	896	783	861	931	1,042	5,560	2,875	3,232
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	35.3%	37.6%	37.0%	37.9%	33.3%	37.8%	38.5%	42.4%	41.1%	29.9%	36.4%
EBIT	770	766	873	(536)	308	530	(480)	166	304	283	406	91	345	389	561	1,873	524	1,084
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	(82)	154	95	186	(89)	131	(193)	324	375	(595)	347
Net income/(loss)	38	102	105	(890)	184	108	(1,005)	58	187	137	445	1,557	(4)	(278)	125	(647)	(655)	2,328
Capital expenditures (CAPEX)	650	1,141	801	840	263	590	459	709	195	350	425	770	269	644	406	3,434	2,033	1,738
CAPEX excluding licenses	531	764	739	799	210	462	448	671	150	284	382	754	265	332	398	2,833	1,801	1,571
CAPEX excluding licenses / revenue	15%	22%	21%	27%	9%	18%	18%	29%	7.5%	13.2%	16%	32%	12%	14%	16%	21%	19%	18%

VEON Ltd.

index page

(in millions)

Mobile Customers*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Russia	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	57.2	59.8	58.3
Algeria	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	17.7	17.0	16.3
Pakistan	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	38.5	36.2	51.6
Bangladesh	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	30.8	32.3	30.4
Ukraine	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.2	25.4	26.1
Uzbekistan	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	10.6	9.9	9.5
Other	14.9	15.3	15.8	15.9	15.6	15.8	15.9	15.5	15.0	15.1	15.5	15.1	14.9	15.4	15.7	15.9	6.0	15.1
Total without Italy	190.8	193.0	196.5	196.8	194.9	191.8	195.3	196.1	204.1	204.2	205.6	207.2	206.5	208.1	210.3	196.8	186.6	207.2
Italy	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	29.8	21.6	21.1	31.3
Total on combined basis	213.1	215.2	218.5	218.7	216.3	213.2	216.7	217.2	225.0	225.1	226.3	238.6	237.4	238.4	240.1	218.4	207.7	238.6

Fixed line Customers*	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY15	FY16
Russia	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	—	2.2
Algeria	—	—	—	—	—	—	—	—	—	—	—	—	—
Pakistan	—	—	—	—	—	—	—	—	—	—	—	—	—
Bangladesh	—	—	—	—	—	—	—	—	—	—	—	0.8	—
Ukraine	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.2	0.8
Uzbekistan	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—	0.2	—
Other	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	2.2	0.1
Laos	—	—	—	—	0.0	—	0.0	0.0	0.0	0.0	0.0	—	0.0
Total without Italy	3.5	3.4	3.4	3.4	3.4	3.4	3.3	3.4	3.4	3.4	3.4	3.4	3.1
Italy	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.7	2.7	2.3	2.3
Total on combined basis	5.7	5.6	5.6	5.7	5.7	5.7	5.7	5.7	5.8	6.2	6.1	3.4	5.4

VEON Ltd.

EBITDA Underlying Reconciliation

	(USD mln)													( LCCY mln)
	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY15	FY16	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY15	FY16
Russia
EBITDA Reported	421	524	455	424	328	414	413	419	409	471	480	1,823	1,574	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	26,925	28,239	110,145	104,790
Site capitalization				(30)								(30)	—				(2,152)								(2,152)	—
A/R inventory and provision				2								2	—				132								132	—
PT Costs					1	3	6	1	3.0	0.9	(0.6)	—	11					53	177	379	86	154	49	(37)	—	695
EBITDA Underlying	421	524	455	396	328	417	419	420	412	472	479	1,795	1,585	26,130	27,536	28,466	25,992	24,463	27,446	27,090	26,487	24,224	26,975	28,202	108,125	105,486
Algeria													—
EBITDA reported	169	175	178	162	158	128	135	125	114	104	115	684	547	15,723	17,199	18,330	17,302	17,060	14,019	14,868	13,851	12,545	11,400	12,696	68,554	59,798
PT Costs				6		0	13	2	—	—	0	6	15				677		10	1,432	195	6	6	47	677	1,637
Other				6								6	—				593								593	—
EBITDA Underlying	169	175	178	174	158	128	148	127	114	104	116	696	562	15,723	17,199	18,330	18,572	17,060	14,029	16,300	14,045	12,551	11,406	12,743	69,824	61,435
Pakistan													—
EBITDA reported	96	106	103	104	136	130	147	129	154	167	209	409	542	9,725	10,828	10,620	10,872	14,240	13,635	15,387	13,509	16,188	17,495	21,967	42,044	56,772
SIM re-verification costs	8	6										14	—	766	611										1,377	—
PT Costs				2	3	15	7	20	6	5	7	2	45				188	339	1,532	770	2,069	608	569	716	188	4,709
Other		(9)	(7)									(16)	—		(916)	(666)									(1,582)	—
EBITDA Underlying	103	103	97	106	139	145	154	149	160	172	216	409	587	10,491	10,522	9,954	11,060	14,579	15,167	16,156	15,578	16,796	18,064	22,683	42,027	61,481
Bangladesh													—
EBITDA Reported	60	63	69	51	70	69	73	55	69	61	56	242	267	4,635	4,930	5,339	3,967	5,500	5,386	5,721	4,357	5,517	4,908	4,515	18,871	20,964
PT Costs				4	4	2		10	—	—	1	4	16				333	351	131		771			101	333	1,252
Sim verification						4						—	4						333						—	333
SIM tax provision			2	12								14	—			156	923								1,079	—
A/R and inventory provision				7								7	—				526								526	—
EBITDA Underlying	60	63	71	74	75	75	73	65	69	61	57	267	288	4,635	4,930	5,495	5,749	5,850	5,849	5,721	5,128	5,517	4,908	4,616	20,809	22,549
Ukraine													—
EBITDA Reported	63	70	84	75	71	80	86	69	77	87	91	292	306	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	2,305	2,349	6,332	7,811
PT Costs					0	0					0	—	0					1	1					6	—	2
Reversal of tax provisions					(1)							—	(1)					(22)							—	(22)
Other										1			—								240				—
EBITDA Underlying	63	70	84	75	70	80	86	69	77	87	91	292	306	1,278	1,512	1,835	1,706	1,801	2,027	2,170	1,793	2,073	2,305	2,355	6,332	7,791
Uzbekistan													—
EBITDA reported	105	113	99	121	100	94	96	105	79	83	67	437	395	256,637	284,201	255,021	327,858	284,934	273,119	286,793	328,420	264,633	312,518	316,230	1,123,718	1,173,267
Legal provision			16									16	—			43,066									43,066	—
Return of litigation losses					(2)			(12)	—	—	—	—	(14)					(5,159)			(39,881)	—	—	—	—	(45,040)
Return of bad debt losses					(1)							—	(1)					(3,948)							—	(3,948)
EBITDA Underlying	105	113	115	121	97	94	96	92	79	83	67	453	379	256,637	284,201	298,087	327,858	275,827	273,119	286,793	288,539	264,633	312,518	316,230	1,166,784	1,124,279
HQ and other													—
Uzbekistan Provision			900	11								911	—
PT Costs			44	65	35	54	45	23	21	38		109	157
Other					1	40	(5)	11		1			47
Iraqna litigation provision								66					66
One- off adjustment to a vendor agreement											(106)
Other HQ								7			49	—	7
VEON Group Reported	938	1,069	58	811	758	795	896	783	861	931	1,042	2,875	3,232
One-offs	8	(3)	960	86	40	118	66	127	30	46	(49)	1,051	351
VEON Group Underlying	945	1,066	1,018	897	799	913	962	910	891	977	993	3,926	3,583

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	1,893	1,964	2,021	1,580	1,061	1,288	1,150	1,084	885	1,008	1,091	1,112	1,097	1,197	1,229	7,459	4,583	4,097
EBITDA	760	813	827	580	421	524	455	424	328	414	413	419	409	471	479	2,980	1,823	1,574
EBITDA margin (%)	40.1%	41.4%	40.9%	36.6%	39.6%	40.7%	39.6%	39.1%	37.0%	41.1%	37.9%	37.7%	37.3%	39.4%	38.9%	40.0%	39.8%	38.4%
Capital expenditures (CAPEX)	325	392	419	423	84	216	202	403	48	115	149	350	117	141	191	1,559	906	662
CAPEX excluding licenses	315	378	405	416	80	212	198	343	43	109	146	345	114	138	185	1,514	833	643

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenues	1,540	1,604	1,651	1,275	859	1,066	961	902	733	843	914	940	932	1,023	1,058	6,070	3,789	3,430
Service Revenue (Mobile)	1,500	1,569	1,600	1,208	829	1,031	918	846	696	816	879	886	890	974	1,003	5,877	3,624	3,276
Data Revenue (Mobile)	251	256	272	224	164	198	177	180	160	187	208	223	236	254	259	1,003	719	778
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	57.2	59.8	58.3
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	n.a.	34.3	36.6
ARPU (USD)**	8.9	9.3	9.3	7.0	4.8	6.0	5.2	4.7	3.9	4.7	5.0	5.0	5.1	5.6	5.7	n.a.	n.a.	n.a.
MOU, min	287	310	311	316	303	320	319	319	315	337	336	335	324	337.71	325	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.1%	13.4%	14.5%	15.7%	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	353	360	370	305	202	222	189	182	152	165	178	172	165	173	172	1,388	794	667
Service revenue	348	355	366	303	201	221	188	179	151	165	177	172	164	173	172	1,372	789	665
Broadband revenue	91	93	86	69	53	56	43	41	43	45	43	45	46	45	44	0	193	177
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.2
Broadband ARPU (USD)	13.1	13.5	12.5	10.2	7.6	8.3	6.4	6.2	6.6	6.9	6.8	7.0	7.0	6.8	6.7	n.a.	n.a.	n.a.
FTTB revenue	88	90	83	69	51	55	42	41	43	44	43	45	45	44	43	330	189	175
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.2
FTTB ARPU (USD)	13.1	13.5	12.5	10.3	7.6	8.3	6.4	6.2	6.5	6.9	6.7	6.9	6.9	6.7	6.6	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	66,148	68,722	73,082	73,947	65,916	67,805	72,091	71,429	65,921	66,423	70,529	70,130	64,507	68,407	72,559	281,898	277,241	273,003
EBITDA	26,548	28,468	29,878	27,042	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	26,925	28,239	111,935	110,145	104,790
EBITDA margin (%)	40.1%	41.4%	40.9%	36.6%	39.6%	40.6%	39.5%	39.2%	37.0%	41.1%	37.9%	37.6%	37.3%	39.4%	38.9%	39.7%	39.7%	38.4%
Capital expenditures (CAPEX)	11,486	13,706	15,147	20,970	5,425	11,396	12,645	27,308	3,551	7,556	9,652	21,938	6,834	8,087	11,234	61,309	56,775	42,697
CAPEX excluding licenses	11,145	13,218	14,664	20,648	5,179	11,164	12,358	23,368	3,181	7,191	9,444	21,615	6,695	7,882	10,906	59,675	52,069	41,432

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenues	53,805	56,133	59,691	59,637	53,364	56,135	60,246	59,450	54,586	55,537	59,044	59,276	54,822	58,491	62,417	229,266	229,195	228,443
Service revenue	52,385	54,883	57,810	56,360	51,488	54,304	57,549	55,690	51,835	53,730	56,784	55,844	52,348	55,674	59,164	221,438	219,031	218,192
Data Revenue	8,755	8,957	9,829	10,523	10,204	10,420	11,113	11,844	11,942	12,316	13,426	14,088	13,903	14,510	15,284	38,065	43,581	51,773
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	57.2	59.8	58
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	n.a.	34	37
ARPU (RUB)**	310	326	336	325	300	316	325	309	293	309	324	317	302	320	334	n.a.	n.a.	n.a.
MOU (min)	287	310	311	316	303	320	319	319	315	337	336	335	324	338	325	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	13%	15%	16%	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	12,343	12,589	13,391	14,309	12,553	11,670	11,845	11,978	11,335	10,886	11,485	10,854	9,685	9,916	10,142	52,632	48,046	44,560
Service revenue	12,175	12,444	13,228	14,217	12,501	11,627	11,806	11,814	11,271	10,848	11,459	10,840	9,660	9,889	10,114	52,064	47,748	44,418
Broadband revenue	3,187	3,251	3,103	3,230	3,168	3,060	2,869	2,886	3,061	2,941	2,806	2,807	2,650	2,579	2,532	12,771	11,983	11,615
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.2
Broadband ARPU (RUB)	457	474	454	477	459	451	428	432	463	452	436	435	405	392	384	n.a.	n.a.	n.a.
FTTB revenue	3,078	3,156	3,004	3,196	3,095	3,005	2,820	2,841	3,013	2,897	2,775	2,776	2,623	2,548	2,508	12,434	11,761	11,460
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.2
FTTB ARPU (RUB)	457	473	454	477	459	451	428	432	461	450	436	433	403	390	383	n.a.	n.a.	n.a.

**	ARPU calculations include MFS revenues starting from Q1 2017

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	251	268	241	251	249	257	252	256	351	361	368	369	370	386	391	1,010	1,014	1,450
Service revenue	241	256	230	239	236	244	238	241	332	341	345	346	345	359	363	966	960	1,364
EBITDA	99	104	84	99	96	106	103	104	136	130	147	129	154	167	208	386	409	542
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	38.2%	40.4%	37.4%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	20	57	73	96	35	360	78	651	238	246
CAPEX excluding licenses	55	110	97	89	26	79	65	68	20	57	73	96	35	65	78	351	238	246
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	38.8	37.6	43.8	47.7	49.9	54.9	60.5	48.7	85.6	168
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	38.5	36.2	51.6
ARPU (USD)	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	2.4	2.3	2.3	2.3	2.2	2.3	2.3	n.a.	n.a.	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	580	566	522	540	515	520	512	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	5.5%	3.7%	6.0%	6.0%	4.1%	6.1%	6.1%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	304	292	421	464	465	509	573	n.a.	n.a.	n.a.
(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	36.8	37.8	38.5	38.7	38.7	40.4	41.2	102.1	104.2	152
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	34.7	35.7	36.1	36.7	36.2	37.7	38.2	97.6	98.6	143
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	14.2	13.6	15.4	13.5	16.2	17.5	22.0	39.0	42.0	57
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	38.2%	40.4%	37.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	37.7	8.2	n.a.	24.5	26
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	6.8	8.2	n.a.	24.5	26
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	4.1	3.9	4.6	5.0	5.2	5.8	6.4	4.9	8.8	18
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	38.5	36.2	51.6
ARPU (PKR)	216	214	195	204	203	225	230	228	247	245	237.0	236.1	231	238	240.9	125	n.a.	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	580	566	522	540	515	520	512	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	5.5%	3.7%	6.0%	6.0%	4.1%	6.1%	6.1%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	304	292	421	464	465	509	573	n.a.	n.a.	n.a.

*	MOU calculation is aligned with group accounting policy

Mobilink standalone

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	251	268	241	251	249	257	252	256	273	285	1,010	1,014
Service revenue	241	256	230	239	236	244	238	241	257	269	966	960
EBITDA	99	104	84	99	96	106	103	104	116	115	386	409
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	12	34	651	238
CAPEX excluding licenses	55	110	97	89	26	79	65	68	12	34	351	238
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	32.7	31.0	48.7	85.6
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (USD)	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	2.2	2.2	n.a.	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	n.a.	n.a.

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	28.6	29.8	102.1	104.2
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	27.0	28.1	97.6	98.6
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	12.2	12.0	39.0	42.0
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	24.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	24.5
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	3.4	3.2	4.9	8.8
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (PKR)	216	214	195	204	203	225	230	228	234	233	125	n.a.
MOU (min)*	213	230	236	273	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	n.a.	n.a.

*	MOU calculation is aligned with group accounting policy

Algeria

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	429	437	429	396	323	328	325	299	279	251	264	246	232	232	238	1,690	1,273	1,040
Service revenue	428	434	422	393	320	326	321	292	276	248	263	244	228	228	233	1,678	1,259	1,031
EBITDA	247	238	225	198	169	175	178	162	158	128	135	125	114	104	115	907	684	547
EBITDA margin (%)	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	53.5%	53.7%	52.6%
Capital expenditures (CAPEX)	60	162	84	109	45	46	33	69	27	43	76	56	26	29	42	415	192	202
CAPEX excluding licenses	60	162	84	109	45	46	33	69	27	43	39	56	26	29	42	415	192	165
Data Revenue	2.6	2.4	9.1	7.8	8.0	11.5	13.1	13.3	16.2	15.7	19.3	21.9	25.1	29.8	29.9	21.8	45.9	73
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	17.7	17.0	16.3
ARPU (USD)*	8.1	8.3	7.9	7.4	6.1	6.3	6.1	5.7	5.4	5.0	5.4	5.0	4.7	4.8	5.0	n.a.	n.a.	n.a.
MOU (min)	215	218	213	204	344	387	390	375	351	339	335	323	365	379	415	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9.0%	9.8%	9.4%	9.9%	9.9%	10.6%	10.4%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	447	573	478	515	n.a.	n.a.	n.a.
(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	33.5	34.5	34.4	33.7	30.0	32.2	33.4	31.9	30.0	27.4	29.0	27.2	25.5	25.3	26.2	136.2	127.6	114
Service revenue	33.4	34.3	33.9	33.5	29.8	32.0	33.1	31.2	29.7	27.2	28.9	26.9	25.0	24.9	25.6	135.0	126.1	113
EBITDA	19.2	18.8	18.1	16.8	15.7	17.2	18.3	17.3	17.1	14.0	14.9	13.9	12.5	11.4	12.7	72.6	68.6	60
EBITDA margin (%)	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	53.5%	53.7%	52.6%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	8.3	6.2	2.9	3.1	4.6	n.a.	20	22
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	4.3	6.2	2.9	3.1	4.6	n.a.	20	18
Data Revenue	0.2	0.2	0.5	0.7	0.7	1.1	1.4	1.4	1.7	1.7	2.1	2.4	2.8	3.2	3.3	1.6	4.6	8
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	17.7	17.0	16.3
ARPU (DZD)*	631	657	648	622	569	617	620	612	586	546	593	555	513	522	553	247	n.a.	n.a.
MOU (min)	215	205	213	204	344	387	390	375	351	339	335	323	365	379	415	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9%	10%	9%	10%	10%	11%	10%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	447	573	478	515	n.a.	n.a.	n.a.

**	ARPU calculations include MFS revenues starting from Q1 2017

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	134	141	142	146	147	151	154	153	155	157	157	152	151	148	144	563	604	621
Service revenue	132	139	140	144	145	149	151	151	153	152	153	147	147	144	140	556	596	606
EBITDA	49	54	56	60	60	63	69	51	70	69	73	55	69	61	56	219	242	267
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.2%	45.3%	43.7%	46.7%	36.4%	45.9%	41.1%	38.6%	38.9%	40.1%	43.1%
Capital expenditures (CAPEX)	27	43	50	59	12	32	49	42	17	33	22	65	10	18	28	178	134	137
CAPEX excluding licenses	27	43	50	59	12	32	49	42	17	33	22	65	10	18	28	178	134	137
Data Revenue	4.4	5.0	6.3	7.5	8.6	9.3	11.5	12.2	13.6	14.9	16.6	17.5	19.2	19.0	20.5	23.2	42	63
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	30.8	32.3	30.4
ARPU (USD)	1.5	1.6	1.5	1.6	1.5	1.5	1.6	1.5	1.6	1.6	1.7	1.6	1.6	1.6	1.5	n.a.	n.a.	n.a.
MOU (min)*	188	201	200	186	295.2	300.5	308.7	305.2	311.4	315.7	321.9	321.7	305.4	285.4	280.1	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	391	304	364	523	n.a.	n.a.	n.a.
(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	10.2	10.9	11.0	11.3	11.4	11.8	11.9	12.0	12.2	12.3	12.3	12.0	12.0	12.0	11.7	43.7	47.1	48.7
Service revenue	10.2	10.8	10.9	11.2	11.3	11.6	11.8	11.8	12.0	11.9	12.0	11.6	11.7	11.6	11.3	43.1	46.4	47.5
EBITDA	4.0	4.2	4.4	4.6	4.6	4.9	5.3	4.0	5.5	5.4	5.7	4.4	5.5	4.9	4.5	17.0	18.9	21.0
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	36.4%	46.0%	41.1%	38.6%	38.9%	40.1%	43.1%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	n.a.	10.5	10.7
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	n.a.	10.5	10.7
Data Revenue	0.30	0.39	0.49	0.58	0.67	0.7	0.9	1.0	1.1	1.2	1.3	1.4	1.5	1.5	1.7	1.76	3.3	4.9
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	30.8	32.3	30.4
ARPU (BDT)	117	121	120	122	119	120	121	121	125	126	133	130	128	127	121	n.a.	n.a.	n.a.
MOU (min)*	188	201	200	186	295	300	309	305	311	316	322	322	305	285	280	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	391	304	364	523	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Ukraine

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	335	259	252	216	151	154	166	152	135	146	155	150	143	153	167	1,062	622	586
EBITDA	162	115	114	92	63	70	84	75	71	80	86	69	77	87	91	483	292	306
EBITDA margin (%)	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.0%	49.2%	52.5%	55.0%	55.4%	46.3%	53.6%	56.8%	54.4%	45.2%	47.0%	52.3%
Capital expenditures (CAPEX)	35	30	35	37	45	178	38	38	10	30	34	33	29	38	27	137	298	106
CAPEX excluding licenses	35	30	35	37	32	54	36	38	9	29	33	32	27	27	25	137	160	104

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	1Q16	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	305	236	232	200	140	143	155	141	125	136	144	139	132	143	156	973	578	545
Service revenue	305	235	231	199	139	142	154	140	125	135	144	139	132	142	155	970	576	542
Data Revenue	27.6	20.5	19.5	17.8	14.0	14.0	19.0	19.7	19.3	21.5	25.9	28.2	31.2	35.3	43.4	85	66	95
Customers (mln)	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.2	25.4	26.1
ARPU (USD)	3.9	3.1	3.0	2.5	1.8	1.8	1.9	1.8	1.6	1.7	1.8	1.7	1.7	1.8	1.9	n.a.	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572	559	544	565	574	573	570	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	1Q16	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	30	24	20	16	11	11	11	11	10	10	10	10	11	10	11	90	45	41
Service revenue	29	24	20	16	11	11	11	11	10	10	10	10	11	10	11	89	45	41
Broadband revenue	13	10	9	8	6	6	6	6	6	6	6	6	6	6	6	40	24	24
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (USD)	5.6	4.0	3.6	3.2	2.3	2.5	2.5	2.5	2.3	2.5	2.5	2.5	2.6	2.6	2.7	n.a.	n.a.	n.a

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	2,942	3,034	3,160	3,095	3,092	3,315	3,595	3,472	3,468	3,689	3,922	3,881	3,871	4,058	4,316	12,231	13,475	14,960
EBITDA	1,430	1,349	1,436	1,311	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	2,305	2,349	5,526	6,332	7,811
EBITDA margin (%)	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	55.3%	46.2%	53.6%	56.8%	54.4%	45.2%	47.0%	52.2%
Capital expenditures (CAPEX)	305	354	445	554	1,033	3,999	833	875	264	745	868	847	782	1,009	697	1,658	6,740	2,723
CAPEX excluding licenses	305	350	444	554	742	1,176	778	869	249	727	860	836	737	705	643	1,652	3,566	2,672

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	2,682	2,754	2,906	2,870	2,859	3,077	3,357	3,215	3,209	3,427	3,661	3,611	3,576	3,781	4,042	11,212	12,508	13,908
Service revenue	2,677	2,750	2,899	2,863	2,851	3,069	3,348	3,206	3,199	3,399	3,652	3,601	3,560	3,768	4,024	11,190	12,475	13,851
Data Revenue	242.3	240.4	244.6	256.4	281.4	303.7	408.2	449	496	544	659	731	845	933	1,123	984	1,442	2,429
Customers (mln)*	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.2	25.4	26.1
ARPU (UAH)	34.6	35.7	37.0	36.1	36.0	38.7	42.2	40.7	41.6	43.8	46.2	45.2	44.9	47.5	50.0	n.a.	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572	559	544	565	574	573	570	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	260	280	255	225	233	238	238	257	259	262	261	270	295	277	275	1,020	967	1,052
Service revenue	259	279	254	225	233	238	238	257	259	262	261	270	295	277	275	1,017	967	1,052
Broadband revenue	114	111	107	111	117	132	132	143	148	150.7	150.0	156	170	169	167	443	524	604
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.81	0.80	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (UAH)	49	47	45	46	48	53	54	59	61	61.9	62.18	64	69	70	69	n.a.	n.a.	n.a

*	ARPU calculations include MFS revenues starting from Q1 2017

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	163	179	190	186	167	175	186	183	165	164	169	165	153	152	130	718	711	663
EBITDA	105	115	127	115	105	113	99	121	100	94	96	105	79	83	67	461	437	395
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.2%	66.0%	60.8%	57.1%	57.1%	63.3%	51.5%	54.2%	50.6%	64.2%	61.5%	59.6%
Capital expenditures (CAPEX)	21	10	20	28	0	1	34	20	30	16	38	91	22	16	9	79	54	174
CAPEX excluding licenses	21	10	20	28	0	1	34	20	30	16	38	91	22	16	9	79	54	174

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	161	177	189	184	166	174	184	182	164	163	168	164	152	151	129	711	706	659
Service revenue	161	176	189	184	165	174	183	182	164	163	168	164	152	151	129	710	704	659
Data Revenue	30.4	31.3	34.9	35.7	34.3	33.8	34.2	33.6	36.4	37.3	38.3	40.2	40.0	36.9	31.0	132.3	136	152
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	10.6	9.9	9.5
Mobile data customers (mln)*	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	4.5	4.7	5.5	4.7	4.6
ARPU (USD)	5.1	5.6	6.0	5.8	5.2	5.6	6.0	6.0	5.6	5.7	5.9	5.7	5.3	5.3	4.5	n.a.	n.a.	n.a.
MOU (min)*	465	531	568	528	498	553	550	501	482	535	580	568	545	578	581	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12%	12%	12%	12%	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	2.0	2.0	2.0	2.0	1.4	1.4	1.3	1.3	1.2	1.1	1.1	1.0	1.0	1.0	0.8	8.0	5.4	4
Service revenue	1.8	2.0	2.0	2.0	1.4	1.3	1.3	1.2	1.2	1.1	1.1	1.0	1.0	1.0	0.8	7.8	5.3	4
Broadband revenue	0.7	0.7	0.7	0.6	0.6	0.5	0.5	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.7	2.1	0
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	21.0	19.0	14.0	16.9	16.7	16.8	15.4	14.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	n.a.	n.a	n.a

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	363	409	446	445	409	442	480	497	469	479	502	518	513	576	625	1,662	1,829	1,967
EBITDA	234	262	296	274	257	284	255	328	285	273	287	328	265	313	316	1,066	1,124	1,173
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	57.1%	63.5%	51.6%	54.3%	50.6%	64.2%	61.5%	59.6%
Capital expenditures (CAPEX)	46	23	47	67	0	3	87	53	85	47	112	289	75	60	47	184	143	533
CAPEX excluding licenses	46	23	47	67	0	3	87	53	85	47	112	289	75	60	47	184	143	533

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	359	405	442	441	406	439	476	494	465	475	499	514	510	572	621	1,646	1,815	1,954
Service revenue	358	404	441	441	405	439	475	493	465	475	499	514	510	572	620	1,643	1,811	1,953
Data Revenue	67.7	71.7	81.7	85.4	84.1	85.3	88.5	91.0	103.4	108.7	114.0	126.1	134.2	139.4	149	306.4	349	452
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	10.6	9.9	9.5
Mobile data customers (mln)*	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	4.5	4.7	5.5	4.7	4.6
ARPU (UZS)	11,293	12,805	13,955	13,804	12,819	14,092	15,393	16,237	15,877	16,720	17,527	17,925	17,767	19,847	21,484	n.a.	n.a.	n.a.
MOU (min)*	465	531	568	528	498	553	550	501	482	535	580	568	545	578	581	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)*	12%	12%	12%	12%	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	FY14	FY15	FY16
Total operating revenue	4.0	3.9	4.0	3.9	3.5	3.5	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	15.8	13.8	13
Service revenue	4.0	3.9	3.9	3.8	3.4	3.4	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	15.6	13.4	13

*	Previous periods were restated due to alignment with the Group definition.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16*	1Q17	2Q17*	3Q17	FY14	FY15	FY16*
Total operating revenue	1,144	1,147	1,220	1,123	1,078	1,082	1,090	1,178	1,064	1,092	1,160	1,749	1,548	1,535	1,543	4,633	4,428	6,475
EBITDA	430	435	521	418	406	397	427	441	381	399	473	551	458	442	519	1,804	1,671	2,124
EBITDA margin (%)	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	39.1%	37.4%	35.8%	36.6%	40.8%	31.5%	29.6%	28.8%	33.6%	38.9%	37.7%	32.8%
Capital expenditures (CAPEX)	137	173	187	261	172	186	170	251	172	192	151	404	240	266	236	757	779	1,172
CAPEX excluding licenses	137	173	187	261	172	186	170	251	172	192	151	404	240	266	236	757	779	1,172

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17*	3Q17	FY14	FY15	FY16
Total operating revenue	827	832	848	820	781	800	818	880	796	824	875	1,440	1,253	1,239	1,256	3,328	3,279	5,338
Service revenue	729	737	763	746	705	720	752	736	703	714	765	1,103	1,043	1,042	1,080	2,975	2,913	4,367
Data Revenue	132	137	152	152	154	159	172	168	174	179	204	341	352	367	390	573	652	1,329
Customers (mln)	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	29.8	21.6	21.4	31.3
Data customers (mln)	9.3	9.7	10.2	10.2	10.9	11.0	11.3	11.6	11.6	12	12	19	20	19	19	10.2	11.6	19
ARPU (€) 2	10.9	11.1	11.6	11.4	10.9	11.2	11.6	11.4	11.0	11.3	12.1	11.4	11.0	11.2	11.8	n.a.	n.a.	n.a
of which :
ARPU voice (€)	6.7	6.8	7.0	6.9	6.3	6.6	6.7	6.6	6.2	6.4	6.6	5.7	5.4	5.3	5.5	n.a.	n.a.	n.a
ARPU data (€)	4.2	4.3	4.6	4.5	4.5	4.6	4.9	4.8	4.8	4.9	5.5	5.7	5.6	5.9	6.3	n.a.	n.a.	n.a
MOU (min.)	254	261	262	274	267	275	263	274	270	280	267	288	264	274	266	n.a.	n.a.	n.a
Total traffic (mln. min.)	16,895	17,486	17,150	17,819	17,188	17,538	16,853	17,448	17,026	17,538	16,673	27,058	24,693	25,134	23,897	n.a.	n.a.	n.a
Churn, annualised rate (%)	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	27.9%	28.8%	30.3%	29.7%	31.5%	34.9%	33.2%	40.0%	39.0%	n.a.	n.a.	n.a
MBOU	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,742	1,905	2,252	2,768	2,896	3,179	3,955	n.a.	n.a.	n.a

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17*	3Q17	FY14	FY15	FY16
Total operating revenue	316	314	372	302	297	283	272	298	269	268	285	309	295	296	287	1,305	1,150	1,137
Service revenue	306	303	291	292	278	277	272	268	263	264	269	279	270	268	274	1,192	1,095	1,082
Total voice customers (mln)	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.7	2.7	2.7	2.7	2.8	2.8	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.4	n.a.	n.a
Total INDIRECT voice customers (mln)	0.5	0.5	0.5	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.4	n.a.	n.a
Total fixed-line ARPU (€)	29.8	29.9	29.0	28.7	27.9	27.9	27.8	28.0	27.3	26.9	27.3	28.8	28.1	27.6	28.4	n.a.	n.a.	n.a
Total Traffic (mln. min.)	3,627	3,410	2,616	3,292	3,137	2,819	2,357	2,763	2,633	2,503	2,040	2,422	2,286	2,092	1,757	n.a.	n.a.	n.a

Total Internet customers (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2.2	2.3	2.3
of which :
Broadband (mln)	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2.2	2.3	2.3
Broadband ARPU (€)	20.8	21.3	21.4	21.6	21.1	21.2	21.1	20.9	20.5	20.9	21.2	22.3	21.8	21.8	21.9	n.a.	n.a.	n.a
Dual-play customers (mln)	1.9	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	2.1	2.1	n.a.	n.a.	n.a.	n.a.	1.9	2.0	n.a.

	Pro-forma Combined entity					Actual Wind Tre S.p.A.
CONSOLIDATED	4Q15*	1Q16*	2Q16	3Q16	4Q16*	1Q17	2Q17	3Q17
Total operating revenue	1,741	1,515	1,562	1,648	1,749	1,548	1,535	1,543
Underlying EBITDA	568	471	493	609	611	517	523	579
Underlying EBITDA margin (%)	32.6%	31.1%	31.5%	37.0%	34.9%	33.4%	34.0%	37.5%
Capital expenditures (CAPEX)	360	276	264	228	404	240	266	236
CAPEX excluding licenses	360	276	264	228	404	240	266	236

MOBILE	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17
Total operating revenue	1,443	1,244	1,292	1,362	1,440	1,253	1,239	1,256
Service revenue	1,091	1,049	1,065	1,150	1,103	1,043	1,042	1,080
Data Revenue	313	315	319	355	341	352	367	390
Customers (mln)	31.2	31.1	31.3	31.4	31.3	30.9	30.3	29.8
Data customers (mln)	18.5	18.6	18.9	19.2	19.5	19.5	19.3	19.4
ARPU (€)	11.4	11.0	11.2	12.0	11.4	11.0	11.2	11.8
of which :
ARPU voice (€)	5.9	5.7	5.8	6.0	5.7	5.4	5.3	5.5
ARPU data (€)	5.4	5.3	5.4	6.0	5.7	5.6	5.9	6.3
MOU (min.)	277	276	286	272	288	264	274	266
Total traffic (mln. min.)	25,951	25,782	26,800	25,618	27,058	24,693	25,134	23,897
Churn, annualised rate (%)	34.7%	32.9%	32.8%	33.1%	34.9%	33.2%	40.0%	39.0%
MBOU	n.a.	2,058	2,278	3	2,768	2,896	3,179	3,955

FIXED-LINE	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17
Total operating revenue	298	272	271	286	309	295	296	287
Service revenue	268	266	267	270	279	270	268	274
Total voice customers (mln)	2.8	2.8	2.8	2.7	2.7	2.7	2.7	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.5	2.5	2.5	2.5	2.5	2.5	2.5
Total INDIRECT voice customers (mln)	0.4	0.3	0.3	0.3	0.2	0.2	0.2	0.2
Total fixed-line ARPU (€)	28.0	27.3	26.9	27.3	28.8	28.1	27.6	28.4
Total Traffic (mln. min.)	2,763	2,633	2,503	2,040	2,422	2,286	2,092	1,757

Total Internet customers (mln)	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4
of which :
Broadband (mln)	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4
Broadband ARPU (€)	20.9	20.5	20.9	21.2	22.3	21.8	21.8	21.9

Starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly.

NOTES

In Q4 2015 underlying EBITDA excludes approximately restructuring costs of EUR 19 million

In Q4 2016 underlying EBITDA excludes approximately EUR 60 million of integration costs

In Q1 2017 underlying EBITDA excludes approximately EUR 59 million of integration costs

In Q2 2017 underlying EBITDA excludes approxiamtely EUR 81 million of integration costs

In Q3 2017 underlying EBITDA excludes approximately EUR 60 million of integration costs

Starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly

The pro-forma “combined data’’ marked (*) for Q4 2015 and the four quarters of 2016, consists of the sum of the WIND and H3G businesses results, respectively. The Q4 2015 and the four quarters of 2016 data related to H3G were obtained through due diligence performed as part of the merger process. The company has included this “combined data” because it believes that financial information on the Italy joint venture is relevant to its business and results for the financial quarter. Going forward, the company expects to include financial information related to the Italy joint venture in the publication of its financial results. It should be noted that the company owns 50% of the Italy joint venture, while the results above reflect the entire business.